        As filed with the Securities and Exchange Commission on April 30, 1998

                                                       Registration No. 333-
                                                                            ----

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                              --------------------------
                                       FORM S-4
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933
                              --------------------------
                            NATIONAL CITY BANCSHARES, INC.
                (Exact name of registrant as specified in its charter)
                              --------------------------

           INDIANA                         6711                   35-1632155
(State or other jurisdiction       (Primary Standard            (IRS Employer
     of incorporation or        Industrial Classification      Identification
        organization)                   Code Number)                Number)

                                   227 MAIN STREET
                                     P.O. BOX 868
                           EVANSVILLE, INDIANA  47705-0868
                                    (812) 464-9677
       (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

                              --------------------------

                                    ROBERT A. KEIL
                            NATIONAL CITY BANCSHARES, INC.
                                   227 MAIN STREET
                                     P.O. BOX 868
                           EVANSVILLE, INDIANA  47705-0868
                                    (812) 464-9677
              (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)

                              --------------------------

                                      COPIES TO:
                                DAVID C. WORRELL, ESQ.
                                   BAKER & DANIELS
                              300 NORTH MERIDIAN STREET
                                      SUITE 2700
                             INDIANAPOLIS, INDIANA  46204
                                    (317) 237-0300

                              --------------------------

                APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF
                            THE SECURITIES TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                  --------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          -------------------

                                                       CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM         PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO BE           OFFERING PRICE              AGGREGATE              AMOUNT OF
      SECURITIES TO BE REGISTERED           REGISTERED               PER UNIT              OFFERING PRICE        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, without par value             736,278 (1)                 (2)                $8,532,353 (2)             $2,517
----------------------------------------------------------------------------------------------------------------------------------

(1) Based on the maximum number of shares of National City Bancshares, Inc. Common Stock that may be issued in the Merger.
(2) Calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933 based on the book value per share of the common stock of Trigg Bancorp, Inc. as of December 31, 1997.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                           [Trigg Bancorp, Inc. Letterhead]

                                                                      , 1998
                                                       ------------ --

Dear Shareholder:

     You are cordially invited to attend the Special Meeting of Shareholders of Trigg Bancorp, Inc. ("TBI") to be held at 11:00 a.m., local time, on ________________ _, 1998 at the office of Trigg County Farmers Bank located at 38 Main Street, Cadiz, Kentucky. At the Special Meeting you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 11, 1998, which provides for the merger (the "Merger") of TBI with and into National City Bancshares, Inc. ("NCBE").

     If the Merger is approved and consummated, each issued and outstanding share of common stock of TBI, other than shares held by shareholders properly exercising dissenters' rights, will be converted into the right to receive 73 shares of NCBE common stock. The provisions for converting shares of TBI common stock into NCBE common stock are set forth in the Merger Agreement and described in the accompanying Prospectus/Proxy Statement.

     After careful review and consideration, your Board of Directors believes that the proposed Merger is in the best interests of TBI and its shareholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AGREEMENT.

     Please read the accompanying Prospectus/Proxy Statement, which describes the Merger and related matters in more detail. Your participation in the Special Meeting, in person or by proxy, is important. Therefore, please mark, sign and date the enclosed proxy card and mail it as soon as possible in the enclosed postage-paid envelope so that your shares will be represented at the Special Meeting. If you attend the Special Meeting, you may revoke your proxy and vote your shares in person if you wish, even if you have previously mailed in your proxy card.

                                        Sincerely,



                                        Ben L. Cundiff
                                        Chairman and CEO

                      NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                 TRIGG BANCORP, INC.

                             To be held on________ _, 1998

TO THE SHAREHOLDERS OF TRIGG BANCORP, INC.:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Special Meeting") of Trigg Bancorp, Inc., a Kentucky corporation ("TBI"), will be held on _______________ __, 1998, at 11:00 a.m., local time, at the office of Trigg County Farmers Bank, 38 Main Street, Cadiz, Kentucky, for the following purposes:

     1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 11, 1998, between TBI and National City Bancshares, Inc., an Indiana corporation ("NCBE"), and the transactions contemplated thereby, pursuant to which, among other things, TBI will be merged (the "Merger") with and into NCBE, upon the terms and conditions set forth in the Merger Agreement, as more fully described in the accompanying Prospectus/Proxy Statement.

     2. Such other matters as may properly come before the Special Meeting or any adjournments or postponements thereof.

     A copy of the Merger Agreement is attached as Appendix A to the accompanying Prospectus/Proxy Statement and is incorporated by reference in this Notice.

     The Board of Directors of TBI has fixed the close of business on _____________ __, 1998, as the record date for determination of shareholders entitled to notice of and to vote at the Special Meeting or at any adjournments or postponements thereof.

     THE BOARD OF DIRECTORS OF TBI HAS APPROVED THE MERGER AGREEMENT AND BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF ITS SHAREHOLDERS. THE BOARD, THEREFORE, RECOMMENDS THAT THE SHAREHOLDERS OF TBI VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

     THE ACCOMPANYING PROSPECTUS/PROXY STATEMENT DESCRIBES THE RIGHTS OF TBI SHAREHOLDERS TO DISSENT FROM THE MERGER AND THE PROCEDURES WHICH MUST BE FOLLOWED IN ORDER TO PERFECT SUCH RIGHTS.

                                        By Order of the Board of Directors,
Cadiz, Kentucky
______________ __, 1998                 Jim J. Carr, Secretary

                            NATIONAL CITY BANCSHARES, INC.

                                      PROSPECTUS
                         UP TO 736,278 SHARES OF COMMON STOCK
                            ------------------------------
                                 TRIGG BANCORP, INC.

                                   PROXY STATEMENT
                                         FOR
                           SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD __________________ __, 1998

     This Prospectus/Proxy Statement relates to the proposed acquisition of Trigg Bancorp, Inc., a Kentucky corporation ("TBI"), by National City Bancshares, Inc., an Indiana corporation ("NCBE"), by means of the merger (the "Merger") of TBI with and into NCBE, pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 11, 1998, between TBI and NCBE. A copy of the Merger Agreement is attached hereto as Appendix A and is incorporated by reference herein.

     This Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of TBI to be used at the Special Meeting of Shareholders (the "Special Meeting") of TBI to be held on ___________________ __, 1998. At the Special Meeting, holders of shares of TBI's common stock, par value $25.00 per share ("TBI Common"), will be asked to consider and vote upon approval of the Merger Agreement and the transactions contemplated thereby. Any proxy given pursuant to this solicitation may be revoked at any time prior to the voting thereof at the Special Meeting. Shareholders of TBI are entitled to dissenters' rights in connection with the Merger as described herein. See "SPECIAL MEETING" and
"THE MERGER -- Dissenters' Rights."   This Prospectus/Proxy Statement and the
accompanying form of proxy are first being mailed to shareholders of TBI on or about ________________ __, 1998.

     Pursuant to the Merger Agreement and in connection with the Merger, each issued and outstanding share of TBI Common, other than shares held by shareholders properly exercising dissenters' rights, will be converted into the right to receive 73 shares of common stock, $1.00 stated value per share, of NCBE ("NCBE Common"). See "THE MERGER -- Conversion of TBI Common." This Prospectus/Proxy Statement also constitutes the prospectus of NCBE with respect to up to 736,278 shares of NCBE Common issuable in the Merger.

     The outstanding shares of NCBE Common are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol, "NCBE." The last reported sale price of NCBE Common on _________________ __, 1998, was $__________.

     SEE "RISK FACTORS RELATING TO NCBE COMMON" BEGINNING ON PAGE 12 FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT ON NCBE COMMON.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
        COMMISSION HAS APPROVED OR DISAPPROVED OF THE NCBE COMMON OR PASSED
         UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE SHARES OF NCBE COMMON OFFERED HEREBY ARE NOT SAVINGS
                ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR
                SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL
                  DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE
                        FUND OR ANY OTHER GOVERNMENTAL AGENCY.


      The date of this Prospectus/Proxy Statement is __________________ __, 1998

     ALL INFORMATION CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT WITH RESPECT TO NCBE HAS BEEN SUPPLIED BY NCBE AND ALL INFORMATION WITH RESPECT TO TBI HAS BEEN SUPPLIED BY TBI.

     THIS PROSPECTUS/PROXY STATEMENT INCORPORATES DOCUMENTS RELATING TO NCBE BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING UNINCORPORATED EXHIBITS) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS/PROXY STATEMENT IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, TO STEPHEN C. BYELICK, JR., SECRETARY, NATIONAL CITY BANCSHARES, INC., 227 MAIN STREET, P.O. BOX 868, EVANSVILLE, INDIANA 47705-0868 (TELEPHONE NUMBER (812) 464-9864). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY [FIVE BUSINESS DAYS PRIOR TO MEETING DATE] _______________ __, 1998.


                         ------------------------------------

                                  TABLE OF CONTENTS
                                                                            Page
                                                                            ----
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . . . . . . . . . . . . .   5

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
   Parties to the Merger. . . . . . . . . . . . . . . . . . . . . . . . . . .  6
   Special Meeting of TBI Shareholders. . . . . . . . . . . . . . . . . . . .  6
   The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
   Summary Comparative Historical and Combined Per Share Data . . . . . . . . 10
   Risk Factors Relating to NCBE Common . . . . . . . . . . . . . . . . . . . 11
   Stock Price Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
   Comparison of Shareholder Rights . . . . . . . . . . . . . . . . . . . . . 11

RISK FACTORS RELATING TO NCBE COMMON. . . . . . . . . . . . . . . . . . . . . 12
   Status of NCBE as a Bank Holding Company . . . . . . . . . . . . . . . . . 12
   Risks Associated with Acquisitions . . . . . . . . . . . . . . . . . . . . 12
   Impact of Interest Rate Changes. . . . . . . . . . . . . . . . . . . . . . 13
   Credit Risk and Loan Concentration . . . . . . . . . . . . . . . . . . . . 13
   Regulatory Risks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
   Exposure to Local Economic Conditions. . . . . . . . . . . . . . . . . . . 13
   Competition. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
   Date, Time, Place and Purpose. . . . . . . . . . . . . . . . . . . . . . . 14
   Record Date. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
   Vote Required. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
   Voting and Revocation of Proxies . . . . . . . . . . . . . . . . . . . . . 14
   Solicitation of Proxies. . . . . . . . . . . . . . . . . . . . . . . . . . 15

THE MERGER. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
   General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
   Background of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . 16



   Reasons for the Merger; Recommendation of TBI's Board of Directors . . . . 16
   Closing and Effective Time . . . . . . . . . . . . . . . . . . . . . . . . 16
   Conversion of TBI Common . . . . . . . . . . . . . . . . . . . . . . . . . 17
   Procedures for Exchange of Certificates. . . . . . . . . . . . . . . . . . 17
   Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
   Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
   Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . 20
   Covenants. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
   Conditions to the Merger . . . . . . . . . . . . . . . . . . . . . . . . . 22
   Termination and Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . 22
   No Solicitation; Fees and Expenses . . . . . . . . . . . . . . . . . . . . 22
   Indemnity By Majority Shareholder. . . . . . . . . . . . . . . . . . . . . 23
   Certain Federal Income Tax Consequences. . . . . . . . . . . . . . . . . . 23
   Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
   Resale of NCBE Common. . . . . . . . . . . . . . . . . . . . . . . . . . . 24
   Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . 25

SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

COMPARATIVE STOCK PRICES AND DIVIDENDS. . . . . . . . . . . . . . . . . . . . 28

INFORMATION CONCERNING NCBE . . . . . . . . . . . . . . . . . . . . . . . . . 29
   Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
   Recent Developments. . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
   Year 2000 Issue. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
   Security Ownership of Certain Beneficial Owners and Management . . . . . . 32

INFORMATION CONCERNING TBI. . . . . . . . . . . . . . . . . . . . . . . . . . 33
   Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
   Selected Financial Data of TBI . . . . . . . . . . . . . . . . . . . . . . 34
   Other Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
   Management's Discussion and Analysis of Financial Condition and Results of
   Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42

DESCRIPTION OF NCBE CAPITAL STOCK . . . . . . . . . . . . . . . . . . . . . . 49
   Authorized Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 49
   Dividends, Voting, Liquidation and Other Rights. . . . . . . . . . . . . . 49
   Certain Provisions of Articles of Incorporation and By-Laws. . . . . . . . 49
   Certain Provisions of the Indiana Law. . . . . . . . . . . . . . . . . . . 50
   Transfer Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 50

COMPARISON OF SHAREHOLDER RIGHTS. . . . . . . . . . . . . . . . . . . . . . . 50
   Classified Board of Directors. . . . . . . . . . . . . . . . . . . . . . . 50
   Business Combinations Not Involving an Interested Shareholder. . . . . . . 50
   Business Combinations Involving an Interested Shareholder. . . . . . . . . 51
   Removal of Directors . . . . . . . . . . . . . . . . . . . . . . . . . . . 51
   Amendments to Articles of Incorporation. . . . . . . . . . . . . . . . . . 52
   Voting Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52
   Special Meetings of Shareholders . . . . . . . . . . . . . . . . . . . . . 52
   Shareholder Action by Written Consent. . . . . . . . . . . . . . . . . . . 53
   Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53
   Control Share Acquisitions . . . . . . . . . . . . . . . . . . . . . . . . 53
   Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 53



   Limitation of Liability of Directors . . . . . . . . . . . . . . . . . . . 54
   Consideration of Non-Shareholder Interests . . . . . . . . . . . . . . . . 54

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 55

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 55

INDEX TO TBI FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . F-1

APPENDIX A-   Agreement and Plan of Merger dated as of
              February 11, 1998 between National City
              Bancshares, Inc. and Trigg Bancorp, Inc. . . . . . . . . . . . A-1

APPENDIX B-   Excerpts of the Kentucky Business
              Corporation Act (Dissenters' Rights) . . . . . . . . . . . . . B-1


NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NCBE OR TBI. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OR AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT AT ANY TIME DOES NOT IMPLY THAT ANY INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                AVAILABLE INFORMATION

     NCBE is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, the NCBE Common is included in the Nasdaq National Market and reports, proxy statements and other information concerning NCBE are available for inspection at the office of the National Association of Securities Dealers, Inc., at 1735 K Street, Washington, D.C. 20006.

     NCBE has filed with the Commission a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the NCBE Common to be issued pursuant to the Merger. This Prospectus/Proxy Statement does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus/Proxy Statement or in any document incorporated in this Prospectus/Proxy Statement by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement is qualified in all respects by such reference.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by NCBE (File No. 0-13585) pursuant to the Exchange Act are incorporated by reference in this Prospectus/Proxy Statement:

     1. NCBE's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Form 10-K/A filed March 26, 1998;

     2. NCBE's Current Reports on Form 8-K dated March 11, 1998 and April 30, 1998;

     3. NCBE's Proxy Statement dated April 22, 1998, relating to the 1998 annual meeting of shareholders; and

     4. The description of the NCBE Common contained in the Registration Statement on Form 8-A under the Exchange Act, filed with the Commission on May 13, 1985, including any amendments or reports filed for the purpose of updating such description.

     All documents and reports filed by NCBE pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus/Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Prospectus/Proxy Statement and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.

                                       SUMMARY

     The following summary is not intended to be complete and is qualified in all respects by the information appearing elsewhere herein or incorporated by reference into this Prospectus/Proxy Statement, the Appendices hereto and the documents referred to herein. All information contained in this Prospectus/Proxy Statement relating to NCBE and its subsidiaries has been supplied by NCBE and all information relating to TBI and its subsidiary has been supplied by TBI. Shareholders are urged to read this Prospectus/Proxy Statement and the Appendices hereto in their entirety.

                                PARTIES TO THE MERGER

NCBE

     National City Bancshares, Inc. is a bank holding company headquartered in Evansville, Indiana. As of December 31, 1997, NCBE had total consolidated assets of $1.3 billion, total loans of $916.4 million, total deposits of
$964.0 million, and total shareholders' equity of $146.8 million.   As of
March 6, 1998, NCBE owned 13 financial institution subsidiaries serving 33 communities from 44 locations. NCBE's subsidiaries provide a wide range of banking services in the tri-state area of Indiana, Kentucky and Illinois surrounding Evansville, Indiana.

     NCBE is an Indiana corporation. Its principal offices are located at 227 Main Street, Evansville, Indiana 47708 (telephone number (812) 464-9677).

TBI

     Trigg Bancorp, Inc. is a one-bank holding company headquartered in Cadiz, Kentucky. As of December 31, 1997, TBI, together with its banking subsidiary, Trigg County Farmers Bank, a Kentucky banking corporation (the "Bank"), had total consolidated assets of $96.4 million, total deposits of $72.5 million, net loans of $52.1 million and total shareholders' equity of $8.5 million. The Bank has three banking offices, all located in Cadiz, Kentucky.

     TBI is a Kentucky corporation. Its principal offices are located at 38 Main Street, Cadiz, Kentucky (telephone number (502) 522-6021).

                         SPECIAL MEETING OF TBI SHAREHOLDERS

DATE, TIME, PLACE AND PURPOSE

     The Special Meeting of TBI shareholders will be held at the office of the Bank located at 38 Main Street, Cadiz, Kentucky on _____________ __, 1998, at 11:00 a.m., local time to consider and vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Merger Agreement is attached hereto as Appendix A.

RECORD DATE; VOTE REQUIRED

     The record date (the "Record Date") for the Special Meeting is ______________ __, 1998. There were 10,086 shares of TBI Common outstanding on the Record Date.

     The presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of TBI Common entitled to vote on the Record Date is necessary to constitute a quorum at the Special Meeting. Pursuant to the Kentucky Business Corporation Act, as amended (the "Kentucky Law"), the affirmative vote of the holders of a majority of the issued and outstanding shares of TBI Common, or 5,044 shares, is required to adopt the Merger Agreement and the transactions contemplated thereby.

SECURITY OWNERSHIP OF TBI MANAGEMENT

     As of the close of business on the Record Date, the directors and executive officers of TBI and their affiliates beneficially owned 8,219 shares of TBI Common, or 81.5%, of all outstanding shares. As of such date, no shares of TBI Common were beneficially owned by the directors and executive officers of NCBE or their affiliates

                                      THE MERGER

     The following summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Appendix A hereto and incorporated by reference herein.

EFFECTIVE TIME OF THE MERGER

     Subject to the terms and conditions of the Merger Agreement and in accordance with the Kentucky Law and the Indiana Business Corporation Law, as amended (the "Indiana Law"), the Merger will become effective at the hour and on the date (the "Effective Time") specified in the Articles of Merger to be filed pursuant to the Kentucky Law and the Indiana Law with the Secretaries of State of Kentucky and Indiana following the closing (the "Closing") of the Merger. At the Effective Time, TBI will merge with and into NCBE, and NCBE will be the surviving corporation in the Merger and the separate corporate existence of TBI will terminate. The parties expect that the Effective Time will occur during the second or third quarter of 1998.

REASONS FOR THE MERGER AND RECOMMENDATION OF BOARD OF DIRECTORS

     The recommendation of TBI's Board of Directors is based upon a number of
factors, including, but not limited to:   (i) the value of the Merger
Consideration; (ii) the terms of other recent reported acquisitions of financial institutions in the Midwestern United States; (iii) information concerning the business, financial condition, results of operations, and prospects of TBI and NCBE; (iv) recent market prices for the shares of NCBE Common; (v) the tax-free nature of the Merger; and (vi) the public market for the shares of NCBE Common.

     THE BOARD OF DIRECTORS OF TBI RECOMMENDS APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

     For a discussion of the background of the Merger and the factors considered by the Board of Directors of TBI in reaching its decision to approve the Merger Agreement, see "THE MERGER -- Background of the Merger" and "-- Reasons for the Merger; Recommendation of TBI's Board of Directors."

CONVERSION OF TBI COMMON

     As a result of the Merger, each share of TBI Common issued and outstanding immediately prior to the Effective Time, other than shares whose holders have properly exercised their dissenters' rights under the Kentucky Law, will be converted into the right to receive 73 shares of NCBE Common (the "Merger Consideration"). See "THE MERGER -- Conversion of TBI Common".

     For information on how shareholders of TBI will be able to exchange certificates representing shares of TBI Common for certificates representing shares of NCBE Common after the Effective Time, see "THE MERGER -- Procedures for Exchange of Certificates."

CERTAIN PROVISIONS OF THE MERGER AGREEMENT

     The Merger Agreement contains various customary representations and warranties of the parties and covenants that the parties will take or refrain from taking certain actions prior to the Effective Date. See "THE MERGER
-- Representations and Warranties" and "-- Covenants."

     The obligations of both parties to consummate the Merger are subject to the satisfaction or waiver of certain conditions including: (i) approval by TBI's shareholders; (ii) approval by regulatory authorities having jurisdiction over the parties or the Merger; (iii) no action taken by governmental authorities to prevent consummation of the Merger; (iv) the registration statement containing this Prospectus/Proxy Statement having been declared effective and no stop order having been issued; and (v) the receipt of an opinion of counsel to NCBE as to the treatment of the Merger as a tax-free reorganization for federal income tax purposes. The obligations of NCBE are further conditioned upon, among other things, (i) the continued accuracy of representations and warranties made by TBI and its majority shareholder and the absence of any material adverse change prior to Closing in the business, assets, properties, financial condition or results of operations of TBI and the Bank, taken as a whole; (ii) the determination by NCBE that the Merger may be accounted for as a pooling of interests, and
(iii) the resignation by Ben L. Cundiff from his positions as an employee of TBI and the Bank. The obligations of TBI are further conditioned upon, among other things, (i) the continued accuracy of representations and warranties made by NCBE; and (ii) the receipt of an opinion of counsel to NCBE as to certain matters relating to NCBE and the Merger. See "THE MERGER
-- Conditions."

     The Merger Agreement may be terminated and the Merger abandoned prior to the Effective Time, before or after approval of the Merger Agreement by the TBI shareholders: (i) by mutual consent of TBI and NCBE; (ii) by TBI if TBI or its Board of Directors accepts or approves a "Competing Transaction" (as defined below); (iii) by TBI, if any of the conditions to its obligation to consummate the Merger have not been satisfied by September 30, 1998; or (iii) by NCBE, if any of the conditions to its obligation to consummate the Merger have not been satisfied by September 30, 1998. See "THE MERGER -- Termination and Waiver."

     In the Merger Agreement, TBI has agreed not to solicit or conduct negotiations or discussions with third parties regarding an acquisition of TBI or the Bank except where such actions are required by fiduciary duties of TBI's Board of Directors. If the Merger Agreement is terminated in certain circumstances upon the occurrence of a Triggering Event, TBI is required to reimburse NCBE for all out-of-pocket expenses incurred by NCBE in connection with the transactions contemplated by the Merger Agreement up to a maximum of $150,000. "Triggering Event" means the termination of the Merger Agreement for any reason other than certain specified conditions and the occurrence of any of the following events within one year from termination: (i) TBI enters into an agreement with a third party for a Competing Transaction; (ii) the Board of Directors of TBI recommends a Competing Transaction to TBI's shareholders; or (iii) following the announcement of a Competing Transaction, the Board of Directors of TBI withdraws or modifies its recommendation. "Competing Transaction" means any of the following (other than the transactions contemplated by the Merger Agreement): (i) an offer for 25% or more of the outstanding capital stock of TBI or the Bank; (ii) a proposal for a merger, consolidation, share exchange, business combination or similar transaction involving TBI; or (iii) a proposal for the sale, lease, exchange or other disposition of 25% or more of TBI's assets. See "THE MERGER -- No Solicitation; Fees and Expenses."

REGULATORY APPROVALS

     The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), and by the Kentucky Department of Financial Institutions (the "KDFI"). Regulatory approval is not anticipated until after the Special Meeting. See "THE MERGER -- Regulatory Approvals."

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. The qualification of the Merger for pooling of interests accounting is a condition to NCBE's obligation to consummate the Merger. If such condition is not met, the Merger will not be consummated unless the condition is waived by NCBE. See "THE MERGER -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Merger so qualifies, no gain or loss will be recognized by the holders of shares of TBI Common upon receipt of the Merger Consideration (except for cash received by shareholders properly exercising their dissenters' rights). Consummation of the Merger is conditioned on there being delivered to the parties at the Closing an opinion of counsel to NCBE to the effect that the Merger will qualify as a tax-free reorganization.

EACH SHAREHOLDER OF TBI SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS. SEE "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

DISSENTERS' RIGHTS

     The rights of dissenting shareholders of TBI are governed by the Kentucky Law. Under Kentucky Law, the applicable portions of which are attached hereto as Appendix B, a shareholder will be entitled to receive, in cash, the fair value of shares of TBI Common if such shareholder properly exercises dissenters' rights. If holders of more than approximately 9% of the outstanding shares of TBI Common should properly exercise dissenters' rights, the Merger would not qualify as a pooling of interests for accounting and financial reporting purposes, which qualification is a condition to the obligation of NCBE to proceed with the Merger. See "THE MERGER -- Dissenters' Rights."

              SUMMARY COMPARATIVE HISTORICAL AND COMBINED PER SHARE DATA

     The following summary presents, for the periods indicated, selected comparative historical, pro forma combined and pro forma equivalent unaudited per share data for NCBE and TBI. The pro forma amounts assume that the Merger had been effective during the periods presented and had been accounted for under the pooling of interests method of accounting. For a description of the pooling of interests method of accounting, see "THE MERGER -- Accounting Treatment." The data presented is not necessarily indicative of the results of the future operation of the combined organization or the actual results that would have occurred if the Merger had been consummated prior to the periods indicated. The data presented should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Prospectus/Proxy Statement and with the unaudited pro forma financial statements included elsewhere in this Prospectus/Proxy Statement. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SELECTED FINANCIAL DATA," "INFORMATION CONCERNING TBI" and "INDEX TO TBI FINANCIAL STATEMENTS."

                                                   YEAR ENDED DECEMBER 31,
                                                   -----------------------
                                                    1997    1996     1995
                                                    ----    ----     ----
         Net income per common share:
         Historical:
              NCBE:
                   Basic                          $  1.72  $  1.52  $  1.30
                   Diluted                           1.69     1.52     1.30
              TBI                                  138.39   125.32   127.17
         Pro forma combined per NCBE share
                   Basic                             1.73     1.53     1.33
                   Diluted                           1.71     1.53     1.33
         Equivalent pro forma per TBI share (1)
                   Basic                           126.29   111.69    97.09
                   Diluted                         124.83   111.69    97.09
         Dividends per common share:
         Historical:
              NCBE                                   0.64     0.55     0.40
              TBI                                   75.00    75.00    30.00
         Pro forma combined per NCBE share          46.72    40.15    29.20
         Equivalent pro forma per TBI share (1)
         Book value per common share:
         Historical:
              NCBE                                $ 13.69  $ 12.12  $ 11.71
              TBI                                  845.96   742.41   713.86
         Pro forma combined per NCBE share          13.55    11.99    11.59
         Equivalent pro forma per TBI share (1)    989.15   875.27   846.07


---------
(1) Equivalent pro forma per share data represents the pro forma per share data for NCBE multiplied by the number of shares of NCBE Common (73) to be issued in the Merger for each share of TBI Common.

                     RISK FACTORS RELATING TO NCBE COMMON

     An investment in NCBE Common involves certain risks, including those described in this Prospectus/Proxy Statement. See "RISK FACTORS RELATING TO NCBE COMMON."

                               STOCK PRICE DATA

     The following table sets forth as of February 10, 1998 (the day before the first public announcement of the terms of the proposed acquisition), the last sale price per share for the NCBE Common and the pro forma equivalent for a share of TBI Common. There is no public trading market for the TBI Common. See "COMPARATIVE STOCK PRICES AND DIVIDENDS."


                                                              PRO FORMA
                                           NCBE      TBI      TBI COMMON
                                          COMMON    COMMON    EQUIVALENT
                                          ------    ------    ----------
            Price Per Share
            (as of February 10, 1998)     $42.00     N/A      $3,066.00*


------------
* Assumes that each share of TBI Common is converted into 73 shares of NCBE Common.

                       COMPARISON OF SHAREHOLDER RIGHTS

     The rights of the holders of TBI Common and NCBE Common differ in certain respects. The rights of the shareholders of TBI who receive shares of NCBE Common in the Merger will be governed by the Indiana Law and by the Articles of Incorporation and Bylaws of NCBE. The governing law and constituent documents of NCBE differ, in several respects, from those which
apply to TBI.   As a result, there are material differences between the
rights of the holders of TBI Common and NCBE Common, including: shareholder votes required for approving certain business combinations, removing directors, and amending Articles of Incorporation; the circumstances under which a shareholder may dissent from corporate action and receive fair value for his or her shares; and certain Indiana statutory takeover provisions. See "COMPARISON OF SHAREHOLDER RIGHTS."

                     RISK FACTORS RELATING TO NCBE COMMON

     TBI SHAREHOLDERS SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS/PROXY STATEMENT, THE FOLLOWING RISK FACTORS IN EVALUATING THE NCBE COMMON TO BE ISSUED IN THE MERGER. CERTAIN STATEMENTS IN THIS PROSPECTUS/PROXY STATEMENT AND IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN, INCLUDING, WITHOUT LIMITATION, THIS SECTION AND "INFORMATION CONCERNING NCBE", CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NCBE TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

     SUCH FACTORS INCLUDE, AMONG OTHER THINGS, THE FOLLOWING: THE FACTORS SET FORTH IN THIS SECTION; GENERAL AND LOCAL ECONOMIC CONDITIONS; RISKS ASSOCIATED WITH ACQUISITIONS, LEGISLATIVE AND REGULATORY INITIATIVES; MONETARY AND FISCAL POLICIES OF THE FEDERAL GOVERNMENT; DEPOSIT FLOWS; THE COST OF FUNDS; GENERAL MARKET RATES OF INTEREST; INTEREST RATES ON COMPETING INVESTMENTS; DEMAND FOR LOAN PRODUCTS; DEMAND FOR FINANCIAL SERVICES; CHANGES IN ACCOUNTING POLICIES OR GUIDELINES; AND CHANGES IN THE QUALITY OR COMPOSITION OF NCBE'S LOAN AND INVESTMENT PORTFOLIOS. NCBE DOES NOT UNDERTAKE AND SPECIFICALLY DISCLAIMS ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH STATEMENTS.

STATUS OF NCBE AS A BANK HOLDING COMPANY

     NCBE is a legal entity separate and distinct from its subsidiaries, although the principal source of NCBE's cash revenues is dividends from its subsidiaries. The right of NCBE to participate in the assets of any subsidiary upon the latter's liquidation, reorganization or otherwise will be subject to the claims of the subsidiaries' creditors, which will take priority except to the extent that NCBE may itself be a creditor with a recognized claim.

     NCBE's principal source of funds is dividends received from its banking subsidiaries. Regulations limit the amount of dividends that may be paid by such subsidiaries without prior approval. During 1998, approximately $3.3 million plus any 1998 net profits can be paid by the banking subsidiaries to NCBE without prior regulatory approval.

     The banking subsidiaries are also subject to legal restrictions which limit the transfer of funds by any of the banking subsidiaries to NCBE and its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments, asset purchases or otherwise. Such transfers by any banking subsidiary to NCBE or any of NCBE's nonbanking subsidiaries are limited in amount to 10% of such subsidiary's capital and surplus and, with respect to NCBE and all such nonbanking subsidiaries, to an aggregate of 20% of such banking subsidiary capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts.

RISKS ASSOCIATED WITH ACQUISITIONS

     NCBE has experienced significant growth as a result of acquisitions. Since January 1, 1995, NCBE has acquired ten financial institutions or branches of financial institutions. As the banking industry continues to consolidate, NCBE expects to pursue other acquisitions in the future. NCBE's pending acquisitions are subject to various conditions, including shareholder and regulatory approval. No assurance can be given that the pending acquisitions will be consummated. The future profitability of NCBE will depend upon management's ability to improve the profitability of acquired institutions and to realize expected operational synergies. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations of the acquired company, a diversion of management's attention from other business concerns, risks of entering new geographic markets, the potential loss of key employees of the acquired company and the assumption of undisclosed liabilities. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and intangible assets, any of which could have a material adverse effect on NCBE. In addition, as consolidation of the banking industry continues, the competition for suitable acquisition candidates can be expected to increase. NCBE competes with other banking companies for acquisition opportunities and many of these competitors have greater financial resources and acquisition experience than NCBE. In addition, the "needs improvement" rating from a banking regulatory agency received with respect to Year 2000 compliance efforts could adversely affect NCBE's plans to grow by acquisition. See "INFORMATION CONCERNING NCBE - Recent Developments."

IMPACT OF INTEREST RATE CHANGES

     NCBE's results of operations are derived from the operations of its subsidiaries and are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Like other banks and financial institutions, NCBE's interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve Board. While management has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk.

CREDIT RISK AND LOAN CONCENTRATION

     NCBE is exposed to the risk that customers to whom its subsidiaries have made loans will be unable to repay those loans according to their terms and that collateral securing such loans (if any) may not be sufficient in value to assure repayment. Credit losses could have a material adverse effect on NCBE's operating results.

     A primary risk facing NCBE, and financial institutions in general, is credit risk, that is, the risk of losing principal and interest due to a borrower's failure to perform according to the terms of such borrower's loan agreement. As of December 31, 1997, NCBE's total loan portfolio was approximately $916.4 million or 70.6% of its total assets. The three largest components of the loan portfolio are real estate loans, $501.9 million or 54.7% of total loans, commercial and industrial loans, $201.4 million or 22.0% of total loans, and consumer loans, $149.5 million or 16.3% of total loans. NCBE's credit risk with respect to its consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within its market area. NCBE's credit risk with respect to its real estate mortgage and construction loan portfolio relates principally to the general creditworthiness of individuals and the value of real estate serving as security for the repayment of the loans.

REGULATORY RISKS

     The banking industry is heavily regulated. These regulations are primarily intended to protect depositors and the FDIC, not shareholders or other creditors. Regulations affecting financial institutions are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws affecting NCBE and its subsidiaries may be modified at any time, and new legislation affecting financial institutions may be proposed and enacted. There is no assurance that such modifications or new laws will not materially and adversely affect the business, condition or operations of NCBE and its subsidiaries.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

     The success of NCBE and its subsidiaries is dependent to a certain extent upon the general economic conditions of the geographic markets they serve. Unlike larger banks which are more geographically diversified, NCBE's subsidiaries provide financial and banking services to customers in the tri-state area of Indiana, Kentucky and Illinois surrounding Evansville, Indiana. No assurance can be given concerning the economic conditions which will exist in such markets.

COMPETITION

     NCBE's subsidiaries face substantial competition for deposit, credit and trust relationships, as well as other sources of funding in the communities they serve. Competing providers include other national and state banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by NCBE's subsidiaries. Competing providers may have greater financial resources than NCBE and offer services within and outside the market areas served by NCBE's subsidiaries.

                                SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

     This Prospectus/Proxy Statement is being furnished to shareholders of TBI in connection with the solicitation of proxies by the Board of Directors of TBI for use at the Special Meeting to be held at the office of the Bank located at 38 Main Street, Cadiz, Kentucky, on _____________ __, 1998, at 11:00 a.m., local time, and at any adjournment or postponement thereof.

     At the Special Meeting, the shareholders of TBI will be asked to consider and vote upon the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger of TBI with and into NCBE.

     This Prospectus/Proxy Statement, the attached Notice of Special Meeting and the Proxy Card are first being sent to shareholders of TBI on or about _____________ __, 1998.

RECORD DATE

     The Board of Directors of TBI has fixed _____________ __, 1998, as the Record Date for the determination of shareholders of TBI to receive notice of and to vote at the Special Meeting. As of the close of business on the Record Date, there were 10,086 shares of TBI Common issued and outstanding. Only holders of TBI Common of record at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. No shares of TBI Common can be voted at the Special Meeting, unless the record holder is present in person or represented by proxy at the Special Meeting.

VOTE REQUIRED

     The presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of TBI Common entitled to vote on the Record Date is necessary to constitute a quorum at the Special Meeting. Pursuant to the Kentucky Law, the affirmative vote of the holders of a majority of the issued and outstanding shares of TBI Common, or 5,044 shares, is required to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Each holder of TBI Common is entitled to one vote per share of TBI Common held at the close of business on the Record Date.

VOTING AND REVOCATION OF PROXIES

     Proxies for use at the Special Meeting accompany this Prospectus/Proxy Statement. A shareholder may use his or her proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the Special Meeting. Shares of TBI Common represented by a proxy properly signed and returned to TBI at, or prior to, the Special Meeting, unless subsequently revoked, will be voted at the Special Meeting in accordance with instructions thereon. If a proxy is properly signed and returned and the manner of voting is not indicated on the proxy, any shares of TBI Common represented by such proxy will be voted FOR approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. Any proxy given pursuant to this solicitation may be revoked at any time prior to the voting thereof on the matters to be considered at the Special Meeting by filing with the Secretary of TBI a written revocation or a duly executed proxy bearing a later date. All written notices of revocation and other communications with respect to revocation of TBI proxies should be addressed to Trigg Bancorp, Inc., P.O. Box 500, Cadiz, Kentucky 42211, Attention: Corporate Secretary. A holder of TBI Common who previously signed and returned a proxy and who elects to attend the Special Meeting and vote in person may withdraw his or her proxy at any time before it is exercised by giving notice of such revocation to the Secretary of TBI at the Special Meeting and voting in person by ballot at the Special Meeting; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.

     TBI intends to count holders of shares of TBI Common present in person at the Special Meeting but not voting, and holders of shares of TBI Common for which TBI has received proxies but with respect to which holders of shares have abstained, as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Brokers, if any, who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers with respect to the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, without specific instructions from such customers. Since the affirmative vote of the holders of at least a majority of the issued and outstanding shares of TBI Common entitled to vote at the close of business on the Record Date is required to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, such non-voting shares and abstentions and the failure of such customers to provide specific instructions with respect to their shares of TBI Common will have the effect of a vote against the approval of the Merger Agreement.

SOLICITATION OF PROXIES

     In addition to solicitation of proxies from shareholders of TBI Common by use of the mail, proxies also may be solicited personally or by telephone by directors, officers and employees of TBI, who will not be specifically compensated for such services.

     NCBE has agreed to bear the entire cost of printing this Prospectus/Proxy Statement and all filing fees paid to the Commission and other regulatory filing fees incurred in connection with the Merger.

                                  THE MERGER

GENERAL

     This section of the Prospectus/Proxy Statement describes certain aspects of the proposed Merger, including the principal provisions of the Merger Agreement. The following information is qualified in its entirety by reference to the other information contained elsewhere in this Prospectus/Proxy Statement, including the Appendices hereto and the documents incorporated herein by reference. A copy of the Merger Agreement (excluding the Disclosure Schedule thereto) is attached hereto as Appendix A and is incorporated by reference herein and reference is made thereto for a complete description of the terms of the Merger. Shareholders of TBI are urged to read the Merger Agreement in its entirety.

BACKGROUND OF THE MERGER

     In late Fall, 1997, TBI did an extensive analysis of potential technology expenditures required over the next two to three years to update the Bank's hardware and software, its local area network, its ability to provide additional services to clients, and its Year 2000 status. After estimating the cost of all potential expenditures, management reached the conclusion that it would be managing poorly if it proceeded to spend a large amount of money on technology changes and improvements and later decided that it would benefit TBI and its shareholders to affiliate with a larger holding company; management of TBI felt that those technology expenditures might not be compatible with the larger holding company's systems. Therefore, TBI management contacted four regional holding companies, including NCBE, to discuss a possible affiliation. These preliminary contacts were made in the fourth quarter of 1997. TBI management considered and compared the apparent value of any merger to TBI shareholders, performance history of the holding companies, and willingness of the holding companies to commit to TBI regarding continuation of local management of virtually all aspects of TBI's operation.

     Management of TBI felt that the apparent value of any stock swap with NCBE, based upon the price at which NCBE stock traded and the manner in which NCBE would calculate a share exchange, would exceed the likely value of affiliation with other regional holding companies. Additionally, NCBE was willing to make more concrete guarantees of local control, maintenance of local Board of Directors and charter, and treatment of TBI employees. TBI management felt that the merger as proposed would benefit TBI's customers, protect TBI's employees, guarantee the maintenance of the greatest amount of local control of TBI, and provide more value to TBI shareholders than appeared to be possible through an affiliation with any of the other interested companies.

     TBI was presented a draft merger agreement by NCBE in December, 1997, providing for a rate of exchange of shares based upon the earnings of TBI for calendar 1997 and the projected earnings of NCBE for calendar 1998. Management of NCBE and TBI each investigated the operations of the other party.

     On February 10, 1998, the TBI Board of Directors met and authorized the Chairman and Chief Executive Officer of TBI to accept the NCBE offer. The terms of the Merger Agreement were agreed upon at this time.

REASONS FOR THE MERGER; RECOMMENDATION OF TBI'S BOARD OF DIRECTORS

     Among the factors considered by the Board of Directors of TBI in recommending to TBI shareholders the approval of the Merger Agreement and Merger were: (i) the value of the Merger Consideration; (ii) the terms of other recent reported acquisitions of other financial institutions in the Midwestern United States; (iii) information concerning the business, financial condition, results of operations and prospects of TBI and NCBE; and
(iv) the public market for the shares of NCBE Common. The TBI Board of Directors did not assign any relative weights to the foregoing factors.

     For the foregoing reasons, the Board of Directors of TBI concluded that the affiliation through the Merger of TBI with NCBE is in the best interest of TBI and its shareholders and in the best interest of the customers and communities that the Bank serves.

     THE TBI BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF TBI COMMON VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE MERGER.

     Certain members of the management and Board of Directors of TBI have interests in the Merger that are in addition to the interests of shareholders of TBI generally. See "-- Interests of Certain Persons in the Merger."

CLOSING AND EFFECTIVE TIME

     The Merger Agreement provides that, unless otherwise agreed and assuming all conditions have been satisfied or waived, the closing of the Merger (the "Closing") will be held on the date fixed by agreement of NCBE and TBI as soon as practicable following the date on which all required approvals are received and any required waiting periods have expired.

     If the Merger Agreement is approved by the requisite vote of TBI shareholders, all other conditions of the Merger Agreement are satisfied or waived and the Closing is held, the Merger will become effective at the date and time (the "Effective Time") specified in the Articles of Merger which are required by the Merger Agreement to be filed with the Offices of the Secretaries of State of the States of Kentucky and Indiana. It is presently contemplated that the Effective Time will occur during the second or third calendar quarter of 1998. The Merger Agreement may be terminated by either party if, among other things, the Closing does not occur on or before September 30, 1998. See "-- Termination and Waiver."

CONVERSION OF TBI COMMON

     As a result of the Merger, each share of TBI Common issued and outstanding immediately prior to the Effective Time, other than shares whose holders have properly exercised their dissenters' rights under the Kentucky Law, will be converted into the right to receive 73 shares of NCBE Common.

PROCEDURES FOR EXCHANGE OF CERTIFICATES

     The conversion of TBI Common into the right to receive the Merger Consideration will occur by operation of law at the Effective Time. After the Effective Time, certificates theretofore evidencing shares of TBI Common which may be exchanged for shares of NCBE Common will be deemed, for all corporate purposes other than the payment of dividends and other distributions on such shares, to evidence ownership of and entitlement to receive such shares of NCBE Common.

     Within five (5) business days after the Effective Time, The National City Bank of Evansville, the exchange agent in the Merger (the "Exchange Agent"), will send a transmittal letter and instructions to each record holder of certificates for TBI Common whose shares were converted into the right to receive the Merger Consideration, advising such holder of the number of shares of NCBE Common such holder is entitled to receive pursuant to the Merger and of the procedures for surrendering such certificates in exchange for a certificate for NCBE Common. The letter of transmittal will also specify that delivery will be effected, and risk of loss and title to the certificates for TBI Common will pass, only upon proper delivery of the certificates for TBI Common to the Exchange Agent and will be in such form and have such other provisions as the Merger Agreement contains and as NCBE may reasonably specify. After the receipt by the Exchange Agent of a holder's certificates for TBI Common, together with a letter of transmittal duly executed and any other required documents, the Exchange Agent will deliver to such holder the Merger Consideration such holder is entitled to receive under the Merger Agreement. SHAREHOLDERS OF TBI ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. Unless and until the certificates for TBI Common are surrendered, together with a letter of transmittal duly executed and any other required documents, dividends or other distributions on the shares of NCBE Common issuable with respect to such TBI Common which would otherwise be payable will not be delivered to the holders of such certificates and, in such case, upon surrender of the certificates for TBI Common, together with a letter of transmittal duly executed and any other required documents, there will be delivered any dividends or other distributions on such shares of NCBE Common which became payable between the Effective Time and the time of such surrender. No interest on any such dividends will accrue or be paid.

     If a certificate for TBI Common has been lost, the Exchange Agent will issue the Merger Consideration properly payable in accordance with the Merger Agreement upon receipt of an affidavit as to such loss and an indemnity agreement, if required by NCBE.

REGULATORY APPROVALS

     NCBE agreed, in the Merger Agreement, to file all regulatory applications to obtain the requisite regulatory approvals for the Merger. The Merger cannot proceed in the absence of such regulatory approvals.

     The Merger is subject to approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The BHC Act provides that the Federal Reserve Board may not approve any transaction (i) that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) the effect of which in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or that in any other manner would be in restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In conducting its review of any application for approval, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the company or companies and the Banks concerned, and the convenience and needs of the communities to be served. Under the BHC Act as interpreted by the Federal Reserve Board and the courts, the Federal Reserve Board may deny any application if it determines that the financial or managerial resources of the acquiring bank holding company are inadequate.

     Following a recent examination, a rating of "needs improvement" was received with respect to NCBE's Year 2000 compliance efforts. If the examining agency does not issue a more satisfactory rating, Federal Reserve Board approval will be delayed, perhaps substantially. While NCBE expects to receive an improved rating in the near future, such improvement cannot be assured.

     The Merger may not be consummated until 30 days after Federal Reserve Board approval, during which time the Department of Justice ("DOJ") may challenge the Merger on antitrust grounds and seek the divestiture of certain assets and liabilities. With the approval of the Federal Reserve Board and the DOJ, the waiting period may be reduced to no less than fifteen days. The commencement of an antitrust action by the DOJ would stay the effectiveness of Federal Reserve Board approval of the Merger unless a court specifically orders otherwise. In reviewing the Merger, the DOJ could analyze the effect of the Merger on competition differently than the Federal Reserve Board and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the competitive effects of the Merger.

     The Merger is also subject to approval by the Kentucky Department of Financial Institutions ("KDFI") under the following criteria: (i) the terms of the acquisition are in accordance with the laws of the state; (ii) the financial condition, or the competence, experience and integrity of the acquiring company or its principals are such as will not jeopardize the financial stability of the acquired bank or bank holding company; (iii) the public convenience and advantage will be served by the acquisition; and (iv) no federal regulatory authority whose approval is required has disapproved the transaction because it would result in a monopoly or substantially lessen competition. The commissioner of the KDFI will approve the Merger within 90 days of submission of a complete application if he finds the forgoing criteria have been satisfied.

     NCBE filed applications for approval of the Merger with the Federal Reserve Board and KDFI on _______ __, 1998. Approval by each is not anticipated until after the Special Meeting.

DISSENTERS' RIGHTS

     The rights of TBI shareholders who choose to dissent from the Merger are governed by the provisions of the Kentucky Law. A copy of the provisions of the Kentucky Law governing dissenters' rights (KRS 271B.13-010 to 271B.13-280) is attached hereto as Appendix B.

     Any shareholder who wishes to assert dissenters' rights must deliver to TBI a written notice indicting that shareholder's intent to demand payment for his or her shares. This notice should be addressed to Trigg Bancorp, P.O. Box 500, Cadiz, Kentucky 42211. The shareholder's notice must be delivered to TBI before the vote is taken at the Special Meeting and the shareholder must not vote in favor of the proposed Merger. Shareholders who wish to exercise dissenters' rights must exercise them as to all shares they beneficially own. Shareholders who own shares beneficially but not of record must, in addition to the other requirements described herein, submit to TBI the consent of the record holder of such shares no later than the time dissenters' rights are asserted. Any shareholder who fails to deliver the shareholder's notice or votes in favor of the Merger will not be entitled to payment for his shares under dissenters' rights according to the Kentucky Law.

     If the Merger is approved at the special meeting, TBI will deliver a written dissenters' notice to all shareholders who notified TBI that they intended to demand payment for their shares and who did not vote in favor of the Merger. This dissenters' notice must be sent no later than 10 days after approval of the Merger by shareholders and must (i) state where demand for payment should be sent and where and when certificates for certificated shares should be deposited; (ii) inform holders of uncertificated shares of the extent of transfer restrictions imposed upon such shares after the demand for payment is received; (iii) supply a form for demanding payment for shares that includes the date of the first announcement to the news media or to shareholders of the terms of the proposed Merger, which occurred on February 11, 1998 with respect to the Merger, and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date; (iv) establish a date by which TBI must receive a demand for payment, which date shall be no less than 30 nor more than 60 days after the dissenters' notice is delivered; and (v) be accompanied by a copy of the provisions of the Kentucky Law pertaining to dissenters' rights. A dissenting shareholder must demand payment, certify whether beneficial ownership of his shares was acquired before the date set forth in the dissenters' notice and deposit his certificates in accordance with the terms of such notice. Any shareholder who demands payment and deposits shares in accordance with the terms of the dissenters' notice shall retain all other rights as a shareholder until the rights are canceled or modified by consummation of the Merger. Any shareholder who fails to demand payment or deposit shares as required by the dissenters' notice by the respective dates set forth therein will not be entitled to payment for his shares and shall be considered to have voted in favor of the Merger.

     If a dissenting shareholder was the beneficial owner of his shares on or before the date of the first announcement to news media or to shareholders of the terms of the proposed merger (a "Pre-announcement Shareholder"), which occurred on February 11, 1998 with respect to the Merger, the Kentucky Law requires TBI to pay such shareholder the amount TBI estimates to be the fair value of his shares plus accrued interest. Payment shall be made as soon as the Merger is consummated and must be accompanied by year-end and interim financial statements of TBI, a statement of TBI's estimate of the fair value of the shares, an explanation of how interest was calculated, a statement of the dissenting shareholder's right to demand payment under the Kentucky Law. If a dissenting shareholder was not the beneficial owner of his shares prior to the date of the first announcement to the news media or to shareholders of the proposed Merger (a "Post-announcement Shareholder"), TBI may elect to withhold payment of the fair value of the dissenting shareholder's shares.
To the extent such payment is withheld, TBI is required to estimate the fair value of the dissenting shareholder's rights plus interest and offer to pay this amount to each Post-announcement Shareholder who agrees to accept it in full satisfaction of his demand. The offer must be accompanied by a statement of TBI's estimate of value, an explanation of how interest was calculated and a statement of the dissenting shareholder's right to demand payment under the Kentucky Law.

     The Kentucky Law provides that a dissenting shareholder may notify TBI in writing of his estimate of the fair value of his shares and interest due and demand payment of the amount of such estimate (less any payment already made by TBI), or reject TBI's offer (if a Post-announcement Shareholder) and demand payment of the fair value of his shares if (i) the dissenter believes the amount paid or offered is less than the fair value of his shares, or the interest due is incorrectly calculated, (ii) TBI fails to pay Pre-announcement Shareholders within 60 days after the date set for demanding payment, or (iii) if the proposed Merger is not consummated, TBI fails to return the deposited certificates or release transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

In order to exercise these rights, a dissenter must notify TBI in writing within 30 days after TBI made or offered payment for the dissenter's shares.

     If a demand for payment by a dissenting shareholder remains unsettled within 60 days after TBI's receipt of the demand for payment, TBI must commence a proceeding in the circuit or superior court of Trigg County, Kentucky and petition the court to determine the fair value of the shares.
If such a proceeding is not commenced within the 60-day period, TBI must pay each dissenting shareholder whose demand remains unsettled the amount demanded. All dissenting shareholders whose demands remain unsettled must be made parties to the proceeding and must be served with a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. In any such proceeding, each dissenting shareholder made a party is entitled to a judgment in the amount of the difference between the fair value found by the court and the amount paid by TBI plus interest on such difference, in the case of a Pre-announcement Shareholder; or the fair value, plus accrued interest, of the dissenting shareholder's shares for which TBI elected to withhold payment in the case of a Post-announcement Shareholder. The court in an appraisal proceeding will determine and assess the costs of the proceeding, including the compensation and expenses of court-appointed appraisers, against TBI, except the court may assess costs against dissenters to the extent the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess fees and expenses of attorneys and experts for the parties against TBI if the court finds that TBI did not substantially comply with the requirements of the Kentucky Law regarding dissenters' rights, or against any party if the court finds that such party acted arbitrarily, vexatiously or not in good faith. The Kentucky Law also makes provision for compensation of attorneys for any dissenting shareholder whose services benefitted other dissenting shareholders similarly situated to be paid out of the amounts awarded the dissenting shareholders who were benefitted, if not assessed against TBI.

     If the holders of more than approximately 9% of the outstanding shares of TBI Common properly exercise their dissenters' rights, the Merger would not qualify as a pooling of interests for accounting and financial reporting purposes, which qualification is a condition to the obligation of NCBE to proceed with the Merger. See "-- Accounting Treatment".

     THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF THE KENTUCKY LAW RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS OF TBI, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE EXCERPTS FROM THE KENTUCKY LAW INCLUDED HEREIN AS APPENDIX B.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties of the parties. The representations and warranties made by NCBE relate to, among other things: (i) the organization and corporate power of NCBE, the authorization, execution and delivery of the Merger Agreement and the Merger Agreement's noncontravention of charter documents, material agreements, laws and regulations; (ii) the absence of any requirement to obtain the approval of NCBE's shareholders in connection with the Merger;
(iii) capitalization; (iv) organization of subsidiaries; (v) delivery of reports filed by NCBE under the Exchange Act; (vi) the conformity of financial statements in such reports to generally accepted accounting principles ("GAAP"); (vii) the absence of any undisclosed material liabilities and any material adverse change in NCBE's financial condition, results of operations or business; (viii) the absence of any litigation, claim, investigation, or other proceeding which, if adversely determined, would have a material adverse effect; (ix) the authorization and nonassessability of the shares of NCBE Common to be issued in the Merger; (x) the absence of any circumstances that would prevent the Merger from qualifying as a pooling of interests; and (xi) the absence of any untrue statements or omissions of material fact on the part of NCBE in the Merger Agreement and related documents.

     The representations and warranties made by TBI relate to, among other things: (i) the organization, good standing and corporate power of TBI, the capitalization of TBI, the organization and good standing of the Bank, and the capitalization of the Bank; (ii) the authorization, execution and delivery of the Merger Agreement and the Merger

Agreement's noncontravention of charter documents of TBI and the Bank; (iii) ownership and organization of subsidiaries; (iv) delivery of audited financial statements of TBI and the conformity of such financial statements to GAAP; (v) the filing of tax returns and payment of taxes; (vi) contracts, commitments or other agreements in excess of $25,000 to which TBI or the Bank is a party; (vii) ownership of real estate; (viii) the absence of any material adverse change in the Bank's financial condition, properties, results of operations or capitalization of the Bank; (ix) the absence of any litigation, claim, investigation or other proceeding which, if adversely determined, would have a material adverse effect on the business or financial condition of TBI or the Bank and the absence of any investigations, actions or other legal proceedings involving any director, officer or employee of TBI or the Bank; (x) insurance; (xi) substantial compliance with applicable laws and regulations; (xii) the absence of any obligation to pay broker's or finder's fees in connection with the Merger; (xiii) compliance of employee benefit plans with applicable laws, rules and regulations; (xiv) labor-related matters; (xv) the absence of knowledge of certain environmental related conditions or events; (xvi) the absence of enforcement actions and other regulatory related matters; (xvii) the absence of any circumstances that would prevent the Merger from qualifying as a pooling of interests; and (xviii) the absence of any untrue statements or omissions of material fact on the part of TBI in the Merger Agreement and related documents.

COVENANTS

     The Merger Agreement contains covenants that the parties will take or refrain from taking certain actions prior to the Effective Time. As to NCBE, these covenants include, among other things, agreements to: (i) file, at its sole expense, and prepare all regulatory applications required to consummate the Merger and keep TBI informed of the status of such applications; (ii) file a Registration Statement on Form S-4 with the Commission relating to the shares of NCBE Common to be issued in the Merger; (iii) list the shares of NCBE Common to be issued in the Merger on the Nasdaq National Market; (iv) provide TBI with access during regular business hours to books and records relating to NCBE's assets, properties, operations and liabilities; (v) permit the Bank to maintain certain employee benefit related plans through December 31, 1998; and (vi) elect Ben L. Cundiff, the Chairman of the Board and CEO of TBI, as a director of NCBE. See "-- Interests of Certain Persons in the Merger."

     The covenants made by TBI include, among other things, agreements by TBI and the Bank to: (i) conduct their business in the ordinary course, not default in any obligations under material contracts, maintain insurance and existing business organization and relationships; and comply with applicable laws; (ii) notify NCBE of any event that may have a material adverse effect on the financial condition, operations, business or assets of TBI and the Bank or would interfere with TBI's ability to satisfy any conditions to its obligation to consummate the Merger; (iii) not incur any obligation or liability other than in the ordinary course of business, amend any material contract, acquire any interest in another entity, sell or dispose of real property, expand or enhance its data processing system, make any loan, commitment or line of credit to a single borrower in excess of $1,000,000, make any capital expenditures except for repairs, renewals or replacements in excess of $25,000 individually or $100,000 in the aggregate and the purchase of an automated teller machine, issue, sell or redeem any capital stock of TBI or the Bank, pay cash dividends on the TBI Common in excess of $75.00 per share per year (however, holders of TBI Common may for any given quarter only receive cash dividends attributable either to TBI or NCBE, not both), amend the articles of incorporation or by-laws or similar documents of TBI or the Bank, enter into or amend an employment agreement, compromise or settle a tax claim, open a new office, close any existing office, or knowingly take any action that would adversely affect the ability to account for the Merger as a pooling of interests; (iv) not modify its practices relating to loans to directors, officers and employees; (v) not knowingly violate any laws, regulations, judgments or orders; (vi) maintain all books and records in accordance with GAAP; (vii) provide NCBE with access during regular business hours to books and records relating to TBI's and the Bank's assets, properties, operations and liabilities; (viii) provide NCBE with copies of certain reports to the Board of Directors of TBI or the Bank and confer with NCBE on the general status of ongoing operations; (ix) notify NCBE of any material change in the operations or certain complaints, investigations or threatened litigation; (x) furnish NCBE with the information in TBI's possession that is required for any regulatory applications in connection with the Merger; (xi) obtain and deliver to NCBE, at least 31 days prior to the Closing, an agreement from each person who is an officer, director or the owner of 10% or more of outstanding shares of TBI Common, an agreement regarding transfers of NCBE Common following the Merger; and (xii) cause a special meeting of TBI shareholders to be held and recommend approval of the Merger Agreement and the Merger.

CONDITIONS TO THE MERGER

     In addition to the approval of TBI shareholders, the obligations of both parties to consummate the Merger are subject to the satisfaction or waiver of certain other conditions, including, among others: (i) that all required regulatory approvals have been obtained; (ii) that no action or proceeding has been commenced to restrain the Merger; (iii) the absence of any notice from any governmental agency indicating that the Merger would violate any law; (iv) the effectiveness of the Registration Statement and the absence of a stop order with respect thereto; and (v) the receipt of an opinion of Baker & Daniels to the effect that the Merger will constitute a tax-free reorganization for federal income tax purposes.

     The obligation of NCBE to consummate the Merger is further conditioned on the following: (i) the continued accuracy in all material respects of the representations and warranties of TBI and its majority shareholder in the Merger Agreement, the performance or satisfaction in all material respects of all covenants to be performed by TBI under the Merger Agreement, and the absence of any material adverse change prior to Closing in the business, assets, properties, financial condition or results of operations of TBI and the Bank, taken as a whole; (ii) the determination by NCBE that the Merger may be accounted for as a pooling of interests; and (iii) the resignation by Ben L. Cundiff from his position as an employee of TBI and the Bank.

     The obligation of TBI to consummate the Merger is further conditioned on the following: (i) the continued accuracy in all material respects of the representations and warranties of NCBE in the Merger Agreement, the performance or satisfaction in all material respects of all covenants to be performed by NCBE under the Merger Agreement, and the absence of any material adverse change prior to the Closing in the business, assets, properties, financial condition or results of operations of NCBE and its subsidiaries, taken as a whole; and (ii) the receipt of opinions of counsel to NCBE as to certain matters relating to NCBE and the Merger.

TERMINATION AND WAIVER

     The Merger Agreement may be terminated and the Merger abandoned prior to the Effective Time, before or after approval of the Merger Agreement by the TBI shareholders: (i) by mutual consent of TBI and NCBE; (ii) by TBI if TBI or its Board of Directors accepts or approves a "Competing Transaction";
(iii) by TBI, if any of the conditions to its obligation to consummate the Merger have not been satisfied by September 30, 1998; or (iv) by NCBE, if any of the conditions to its obligation to consummate the Merger have not been satisfied by September 30, 1998.

     TBI and NCBE may, by written instrument, amend or modify the Merger Agreement in whole or in part, or waive compliance with any of the covenants or conditions of the Merger Agreement, before or after approval of the Merger Agreement by the TBI shareholders, to the extent authorized by applicable law.

NO SOLICITATION; FEES AND EXPENSES

     The Merger Agreement prohibits TBI, the Bank and their officers, directors and representatives, from soliciting or authorizing the solicitation of inquiries or proposals from third parties regarding an acquisition of TBI, the Bank, or all or substantially all of their assets, unless TBI's Board of Directors has reasonably determined, based on the written advice of counsel, that the failure to do so would breach its fiduciary duties. The foregoing prohibition also extends to conducting discussions or negotiations with third parties or furnishing confidential information to any person relating to an acquisition proposal. TBI is required to communicate to NCBE the terms of any such proposal.

     Except as described below or as otherwise expressly provided in the Merger Agreement, each party is to pay its own fees and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated therein.

     Upon the occurrence of a Triggering Event, TBI is required to reimburse NCBE for all out-of-pocket expenses incurred by NCBE in connection with the transactions contemplated by the Merger Agreement up to a maximum of

$150,000. "Triggering Event" means the termination of the Merger Agreement for any reason other than certain specified conditions to the Merger and the occurrence of any of the following events within one year: (i) TBI enters into an agreement with a third party for a Competing Transaction; (ii) the recommendation of a Competing Transaction by the TBI Board of Directors; or
(iii) the withdrawal or modification of the recommendation of the Merger Agreement by the TBI Board of Directors following the announcement of a Competing Transaction. "Competing Transaction" means any of the following (other than the transactions contemplated by the Merger Agreement): (i) an offer for 25% or more of the outstanding capital stock of TBI or the Bank;
(ii) a proposal for a merger, share exchange, business combination or similar transaction involving TBI; or (iii) a proposal for the sale, lease, exchange or other disposition of 25% or more of TBI's assets.

INDEMNITY BY MAJORITY SHAREHOLDER

     Ben L. Cundiff, the holder of 5,262 shares of TBI Common and the Chairman of the Board and CEO of TBI (the "Shareholder"), has agreed in the Merger Agreement to indemnify and hold NCBE harmless against any liabilities (including attorneys' fees) incurred by NCBE as a result of (i) a breach of any representation of TBI or the Shareholder in the Merger Agreement; (ii) a breach of any covenant made by TBI or the Shareholder in the Merger Agreement; or (iii) any inaccuracy in any certificate delivered by TBI under the Merger Agreement. The Shareholder's liability to NCBE, if any, does not apply until NCBE's damages exceed $250,000, in which case the Shareholder is liable for all such damages up to a maximum of $3,000,000.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material United States federal income tax ("federal income tax") consequences of the Merger to certain TBI shareholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the Merger Agreement. The discussion does not address all aspects of federal income taxation that may be applicable to TBI shareholders in light of their status or personal investment circumstances, nor does it address the federal income tax consequences of the Merger that are applicable to TBI shareholders subject to special federal income tax treatment including, without limitation, foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons who acquired their TBI Common pursuant to the exercise of employee stock options or otherwise as compensation. In addition, the discussion does not address the effect of any applicable state, local or foreign tax laws, or the effect of any federal tax laws other than those pertaining to the federal income tax. As a result, each TBI shareholder is urged to consult his or her own tax advisor to determine the specific tax consequences of the Merger to such shareholder. The discussion assumes that shares of TBI Common are held as capital assets (within the meaning of Section 1221 of the Code) at the Effective Time.

     It is a condition to the Merger that as of the Closing the parties receive an opinion from Baker & Daniels, counsel to NCBE ("Counsel"), to the effect that, assuming the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a reorganization for federal income tax purposes under Section 368(a) of the Code, with the following federal income tax consequences:

          (i) TBI shareholders will recognize no gain or loss as a result of the exchange of their TBI Common solely for shares of NCBE Common pursuant to the Merger.

          (ii) The aggregate adjusted tax basis of the shares of NCBE Common received by each TBI shareholder in the Merger will be equal to the aggregate adjusted tax basis of the shares of TBI Common surrendered.

          (iii) The holding period of the shares of NCBE Common received by each TBI shareholder in the Merger will include the holding period of the shares of TBI Common exchanged therefor.

          (iv) Cash received by TBI shareholders exercising dissenters' rights will be treated as (a) a distribution in full payment of such shares, resulting in capital gain or loss, or (b) ordinary income, as the case may be, depending upon such shareholder's individual situation.

     Counsel's opinion will be subject to certain conditions and customary assumptions and will rely upon various representations made by NCBE, TBI and certain shareholders of TBI. If any of these representations or assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. Counsel's opinion will also be based upon the Code, regulations proposed or promulgated thereunder, judicial precedent relating thereto, and current administrative rulings and practice, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. An opinion of counsel, unlike a private letter ruling from the Internal Revenue Service ("Service"), has no binding effect. The Service could take a position contrary to Counsel's opinion and, if the matter were litigated, a court could reach a decision contrary to the opinion. Neither NCBE nor TBI has requested an advance ruling as to the federal income tax consequences of the Merger, and the Service is not expected to issue such a ruling.

     Based upon the advice of Counsel, the parties believe that the Merger will qualify as a reorganization for federal income tax purposes.
Accordingly, the material federal income tax consequences to a holder of TBI Common will be as described in (i) through (iv) above.

     THE FOREGOING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SHAREHOLDERS OF TBI WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH SHAREHOLDER OF TBI SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of NCBE and TBI will be carried forward after the Effective Time into the consolidated financial statements of NCBE at their recorded amounts, the consolidated income of NCBE will include income of NCBE and TBI for the entire fiscal year in which the Merger occurs, the separately reported income of NCBE and TBI for prior periods will be combined and restated as consolidated income of NCBE, and no goodwill will be recognized.

     The Merger Agreement provides that a condition to the obligation of NCBE to consummate the Merger is that NCBE determine that the Merger will qualify as a pooling of interests. In the event such condition is not met, the Merger would not be consummated unless the condition was waived by NCBE. As of the date of this Prospectus/Proxy Statement, NCBE and TBI are not aware of any existing facts or circumstances which would preclude the Merger from qualifying as a pooling of interests.

     The unaudited pro forma financial information contained in this Prospectus/Proxy Statement has been prepared using the pooling of interests accounting method to account for the Merger.

RESALE OF NCBE COMMON

     The shares of NCBE Common issuable pursuant to the Merger will be freely transferable under the Securities Act except for shares issued to any TBI shareholder who may be deemed to be an "affiliate" of NCBE for purposes of Rule 144 under the Securities Act or an "affiliate" of TBI for purposes of Rule 145 under the Securities Act. Persons who may be deemed to be affiliates of TBI or NCBE generally include individuals who, or entities which, control, are controlled by or are under common control with TBI or NCBE and will include directors and certain officers of TBI and NCBE and may include principal shareholders of TBI and NCBE, if any.

     Rules 144 and 145 under the Securities Act will restrict the sale of NCBE Common received in the Merger by affiliates and certain of their family members and related interests. Generally, during the first year following the Effective Time, those persons who are affiliates of TBI at the time of the Special Meeting, provided they are not affiliates of NCBE at or following the Effective Time, may publicly resell any NCBE Common received by them in the Merger, subject to certain limitations as to, among other things, the amount of NCBE Common sold by them in any three-month period and as to the manner of sale. After the one year period, such affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to NCBE as required by Rule 144 under the Securities Act.

     The ability of affiliates to resell shares of NCBE Common received in the Merger under Rule 144 or 145 under the Securities Act as summarized herein generally will be subject to NCBE's having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates also would be permitted to resell shares of NCBE Common received in the Merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements.

     Guidelines of the Commission regarding qualifying for the pooling of interests method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. Guidelines of the Commission indicate further that the pooling of interests method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if they do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.

     The Merger Agreement provides that TBI will obtain and deliver to NCBE an agreement from each person who is an officer, director or the owner of 10% or more of the outstanding shares of TBI Common providing that such person will not transfer any shares of NCBE Common received in the Merger except in compliance with the Securities Act and in compliance with the requirements described in the preceding paragraph regarding the non-disposition of any shares of TBI Common or NCBE Common (or any interest therein) during the period commencing 30 days prior to the Effective Time through the date on which financial results covering at least 30 days of combined operations of NCBE and TBI after the Merger have been published.

     This Prospectus/Proxy Statement does not cover resales of shares of NCBE Common received by any person who may be deemed to be an affiliate of TBI or NCBE.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the TBI Board of Directors have certain interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as TBI shareholders, including those referred to below.

     Pursuant to his employment agreement with the Bank, Teddy L. Hudson, the President of the Bank and a director of TBI, will be entitled to receive additional compensation if the Merger is consummated. Under the terms of such agreement, Mr. Hudson would be entitled to receive as additional compensation an amount equal to: (a) the value of the per share Merger Consideration; (b) minus $1,100; and (c) multiplied by 200. Using the closing sale price of NCBE Common on ________ __, 1998, the amount of the additional compensation payable to Mr. Hudson would be $__________. The payment of such additional compensation will be deferred until Mr. Hudson's termination of employment by the Bank unless the Board of Directors of the Bank elects to pay such amount earlier. While deferred, the amount payable to Mr. Hudson will be credited with interest at the rate specified in his employment agreement.

     In the Merger Agreement, NCBE has agreed to elect Ben L. Cundiff as a director of NCBE after the Effective Time.

                            SELECTED FINANCIAL DATA

     The following tables present selected unaudited consolidated historical financial data for NCBE and pro forma combined amounts reflecting the Merger. The pro forma amounts assume that the Merger had been effective during the periods presented. The data presented is derived from the consolidated financial statements of NCBE and TBI and should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Prospectus/Proxy Statement and with the unaudited pro forma financial statements included elsewhere in this Prospectus/Proxy Statement. The pro forma amounts may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "INFORMATION CONCERNING TBI" AND "INDEX TO TBI FINANCIAL STATEMENTS."

                                  NCBE - HISTORICAL
               (Dollar amounts other than per share data in thousands)

                                                                                    YEAR ENDED DECEMBER 31,
                                                           -----------------------------------------------------------------------
                                                           1997             1996             1995             1994            1993
                                                           ----             ----             ----             ----            ----
SUMMARY OF OPERATIONS

Net interest income                                 $      51,995    $      48,606    $      44,433    $      39,933   $     38,010
Provision for loan losses                                   1,891            2,704              399               78            736
                                                    --------------------------------------------------------------------------------
Net interest income after provision
     for loan losses                                       50,104           45,902           44,034           39,855         37,274

Noninterest income                                         10,088            8,606            7,117            5,209          6,707
Noninterest expense                                        34,390           29,966           28,968           28,644         28,343
                                                    --------------------------------------------------------------------------------
Income before income taxes                                 25,802           24,542           22,183           16,420         15,638

Income taxes                                                7,451            8,046            7,784            5,668          4,861
                                                    -------------    -------------    -------------    -------------   ------------
Net income                                          $      18,351    $      16,496    $      14,399    $      10,752   $     10,777
                                                    -------------    -------------    -------------    -------------   ------------
                                                    -------------    -------------    -------------    -------------   ------------

PER SHARE DATA

Net income
     Basic                                          $        1.72    $        1.52    $        1.30    $        0.97   $       0.97
     Diluted                                                 1.69             1.52             1.30             0.97           0.97
Book value                                                  13.69            12.12            11.71            10.47          10.23
Cash dividends declared                                      0.64             0.55             0.40             0.40           0.38

SUMMARY OF FINANCIAL CONDITION

Total assets                                        $   1,298,260    $   1,172,057    $   1,081,921    $   1,004,160   $    993,468
Securities                                                279,328          282,894          258,895          268,103        269,098
Loans, net                                                916,356          800,622          736,997          645,235        579,556
Deposits                                                  964,046          913,350          864,136          849,306        844,808
Shareholders' equity                                      146,803          129,694          130,606          114,750        113,975

SELECTED FINANCIAL RATIOS

Net income to average assets                                 1.47%            1.48%            1.40%            1.09%          1.09%
Net income to average equity                                13.42            12.89            11.74             9.39           9.79
Cash dividend payout ratio                                  36.74            37.05            30.05            36.77          31.65
Average equity to average assets                            10.98            11.48            11.93            11.59          11.14

Weighted average shares (basic)                        10,679,448       10,843,295       11,095,116       11,040,906     11,146,280
Weighted average shares (diluted)                      10,832,943       10,843,295       11,095,116       11,040,906     11,146,280


                                NCBE - TBI PRO FORMA
               (Dollar amounts other than per share data in thousands)


                                                          YEARS ENDED DECEMBER 31,
                                                    ----------------------------------
                                                    1997           1996           1995
                                                    ----           ----           ----
SUMMARY OF OPERATIONS
Net interest income                              $    55,781    $    52,470    $    48,173
Provision for loan losses                              2,003          2,935            474
Net interest income after provision
  for loan losses                                     53,778         49,535         47,699

Noninterest income                                    10,652          9,176          7,717
Noninterest expense                                   36,720         32,442         31,279
Income before income taxes                            27,710         26,269         24,137

Income taxes                                           7,963          8,509          8,456
Net income                                            19,747         17,760         15,681

PER SHARE DATA
Net income
  Basic                                                 1.73           1.53           1.33
  Diluted                                               1.71           1.53           1.33
Book value                                             13.55          12.51          12.61
Cash dividends declared                                 1.67           1.58           0.81

SUMMARY OF FINANCIAL CONDITION
Total assets                                       1,394,639      1,263,979      1,171,646
Securities                                           303,254        307,068        287,619
Loans, net                                           960,478        848,770        785,881
Deposits                                           1,036,498        983,373        933,438
Shareholders' equity                                 155,335        137,182        137,806

SELECTED FINANCIAL RATIOS
Net income to average assets                            1.47           1.47           1.41
Net income to average equity                           13.64          13.12          12.14
Dividend payout ratio                                   0.38           0.39           0.30
Average equity to average assets                       10.81          11.23          11.61

Weighted average shares (basic)                   11,415,726     11,579,573     11,831,029
Weighted average shares (diluted)                 11,569,221     11,579,573     11,831,029
End of period shares outstanding - Pro forma      11,463,525     11,438,476     11,888,229
NCBE only                                         10,727,247     10,702,198     11,152,316
NCBE dividend declared                                  0.64           0.55           0.40
TRIGG pro forma shares                               736,278        736,278        735,913
TRIGG dividend on pro forma shares                      1.03           1.03           0.41


                    COMPARATIVE STOCK PRICES AND DIVIDENDS

     Shares of NCBE Common are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol NCBE. The following table sets forth the high and low sales prices of NCBE Common and cash dividends declared for the periods indicated. Prices and dividends have been adjusted to reflect stock dividends and splits. There is no established public trading market for the shares of TBI Common. The following table only sets forth information regarding those transactions as to which management of TBI has knowledge of the prices paid. Because of the lack of a public trading market for shares of TBI Common, the prices indicated may not reflect the prices which would be paid for such shares on such a market.



                                             NCBE COMMON                                             TBI COMMON
                                -----------------------------------------             ----------------------------------------
                                                                  CASH                                                    CASH
                                                                DIVIDENDS                                               DIVIDENDS
                                 LOW              HIGH          DECLARED              LOW (1)         HIGH (1)          DECLARED
                                 ---              ----          --------              ---             ----              --------
1996
First Quarter                   $21.54           $27.10         $0.11                 N/A             N/A                30.00
Second Quarter                   25.17            26.76          0.14 1/2             N/A             N/A                15.00
Third Quarter                    25.17            26.42          0.14 1/2             N/A             N/A                15.00
Fourth Quarter                   25.40            28.57          0.15                 N/A             N/A                15.00

1997
First Quarter                    27.86            32.26          0.15 1/4             N/A             N/A                30.00
Second Quarter                   30.24            40.24          0.15 1/4             N/A             N/A                15.00
Third Quarter                    38.57            41.67          0.15 1/4             N/A             N/A                15.00
Fourth Quarter                   40.00            51.19          0.18                 N/A             N/A                15.00

1998
First Quarter                    38.50            45.50          0.18                 N/A             N/A                30.00
Second Quarter(2)                ---              ---            ---                  N/A             N/A                15.00


-----------
(1) Although there may have been private transactions involving TBI Common during these periods that are not reflected in the table, neither TBI nor any members of its management were parties to such transactions.
(2)  Through April _, 1998.

     On February 10, 1998, the last trading day before the first public announcement of the terms of the proposed acquisition, the closing sale price of NCBE Common, was $42.00 per share. Based upon the per share price of NCBE Common on such date, the equivalent per share price of TBI Common was $3,066.00. The equivalent per share price for TBI Common is calculated by multiplying the specified closing sale price of NCBE Common by 73, the number of shares of NCBE Common to be issued for each share of TBI Common in the Merger.

     On _________ _, 1998, the closing sale price of NCBE Common was $_______ per share. Based on the per share price of NCBE Common on such date, the equivalent per share price for TBI Common was $___________.

     As of ____________ __, 1998, there were _____ and _____ holders of record of NCBE Common and TBI Common, respectively.

     Both NCBE and TBI depend upon dividends from their financial institution subsidiaries to pay dividends to their shareholders. The ability of the financial institution subsidiaries to pay such dividends is limited by applicable banking laws and regulations.

     Shareholders of TBI are advised to obtain current market quotations for NCBE Common.

                          INFORMATION CONCERNING NCBE

BUSINESS

     NCBE was organized in 1985 as a bank holding company for The National City Bank of Evansville ("NCB") which remains NCBE's principal banking subsidiary. As of March 6, 1998, NCBE owned 12 commercial banks, including NCB, one savings bank, a leasing subsidiary, and a property management company. As of December 31, 1997, NCBE had total consolidated assets of $1.3 billion, total loans of $916.4 million, total deposits of $964.0 million, and total shareholders' equity of $146.8 million. NCBE's 13 financial institution subsidiaries serve 33 communities from 44 locations and provide a wide range of banking services in the tri-state area of Indiana, Kentucky, and Illinois surrounding Evansville, Indiana.

RECENT DEVELOPMENTS

     The following is a brief description of the two acquisitions that NCBE has completed since December 31, 1997:

     MAYFIELD BRANCH. On January 8, 1998, NCBE's subsidiary, First Kentucky Bank, through an affiliate acquired the Mayfield, Kentucky Branch of Republic Bank & Trust Company. First Kentucky Bank assumed deposit liabilities of $65.7 million in consideration of a deposit premium of $4.6 million. First Kentucky Bank also purchased the office facility and certain loans of the branch.

     VERNOIS BANCSHARES, INC. On March 6, 1998, NCBE acquired Vernois Bancshares, Inc. ("VBI"), the holding company for Bank of Illinois in Mt. Vernon ("BOI"), an Illinois banking corporation with three offices in Mount Vernon, Illinois. NCBE paid $27.5 million in cash for all of the outstanding stock of VBI. As of December 31, 1997, BOI had total assets of $163.5 million, net loans of $109.3 million and total deposits of $127.7 million. The acquisition was accounted for using the purchase method of accounting and the results of operations of BOI will be included in NCBE's consolidated results of operations from the date of acquisition.

     The following is a brief description of the terms of two other pending acquisitions:

     ILLINOIS ONE BANK, NATIONAL ASSOCIATION. NCBE is a party to an Agreement and Plan of Merger dated December 15, 1997 with Illinois One Bancorp, Inc. ("IOBI"), the holding company for Illinois One Bank, National Association ("IOB"), a national banking association with offices in
Shawneetown, Elizabethtown and Golconda,  Illinois.   The agreement relates
to the acquisition of IOBI in a merger transaction in which up to 577,417 shares of NCBE Common would be issued. As of December 31, 1997, IOB had total assets of $88.1 million, net loans of $48.4 million, total deposits of $76.4 million and total shareholders' equity of $10.9 million. The acquisition is subject to the approval of the shareholders of IOBI. The acquisition is expected to qualify for the pooling of interests method of accounting. The parties expect to close the merger in the second quarter of 1998.

     COMMUNITY FIRST BANK OF KENTUCKY AND COMMUNITY FIRST BANK, N.A. NCBE is a party to an Agreement and Plan of Merger dated March 9, 1998, with Community First Financial, Inc. ("CFF"), the holding company for Community First Bank of Kentucky, a Kentucky banking corporation, which has two offices in Warsaw and Dry Ridge, Kentucky, and Community First Bank, National Association, a national banking association, which has six offices in Maysville, May's Lick and Mount Olivet, Kentucky and Aberdeen and Ripley, Ohio. The agreement relates to the acquisition of CFF in a merger transaction in which up to 1,441,862 shares of NCBE Common would be issued to shareholders of CFF. As of December 31, 1997, CFF's subsidiary banks had total assets of $129.7 million, net loans of $101.9 million, total deposits of $114.0 million and total shareholders equity of $12.6 million. The acquisition of CFF is subject to the approval of the shareholders of CFF, the Federal Reserve and the KDFC. The acquisition is expected to qualify for the pooling of interests method of accounting. The parties expect to close the merger in the second or third quarter of 1998.

     THE RIPLEY COUNTY BANK. NCBE is a party to an Agreement and Plan of Merger dated April 21, 1998, with Hoosier Hills Financial Corporation ("HHFC"), the holding company for The Ripley County Bank ("RCB"), an Indiana banking corporation, which has offices in Milan, Osgood, and Versailles, Indiana. The agreement relates to the acquisition of HHFC in a merger transaction in which up to 775,625 shares of NCBE Common (subject to increase under certain circumstances, at NCBE's election) would be issued. As of December 31, 1997, RCB had total assets of $108.9 million, net loans of $86.6 million, total deposits of $85.7 million and total shareholders' equity of $11.3 million. The acquisition is subject to the approval of the shareholders of HHFC and the Federal Reserve. The acquisition is expected to qualify for the pooling of interests method of accounting. The parties expect to close the merger in the third or fourth quarter of 1998.

     The following is a description of a recent securities offering.

     TRUST PREFERRED OFFERING. On March 30, 1998, NCBE Capital Trust I (the "Trust"), an affiliate of NCBE, completed a $34.5 million public offering of its cumulative preferred trust securities. The Trust used the proceeds of the public offering and funds from NCBE to purchase $34.5 principal interest of subordinated debentures issued by NCBE. NCBE used the net proceeds it received from the sale of its subordinated debentures to repay indebtedness incurred in the acquisition of VBI discussed above.

YEAR 2000 ISSUE

     The year 2000 has posed a unique set of challenges to those industries reliant on information technology. As a result of methods employed by early programmers, many software applications and operational programs may be unable to distinguish the year 2000 from the year 1900. If not effectively addressed, this problem could result in the production of inaccurate data, or, in the worst cases, the inability of the systems to continue to function altogether. Financial institutions are particularly vulnerable due to the industry's dependence on electronic data processing systems.

     In 1996, NCBE started the process of identifying the hardware and software issues required to be addressed to assure year 2000 compliance.
NCBE began by assessing the issues related to the year 2000 and the potential for those issues to adversely affect NCBE's own operations and those of its subsidiaries. Since that time, NCBE has established a Year 2000 Compliance Team (the "Team") composed of representatives from key areas throughout the organization. It is the mission of this Team to identify areas subject to complications related to the year 2000 and to initiate remedial measures designed to eliminate any adverse effects on NCBE's operations. The Team has identified all mission-critical software and hardware that may be adversely affected by the year 2000 and has required vendors to represent that the systems and products provided are or will be year 2000 compliant. Management of NCBE expects that all mission critical software will be upgraded to achieve year 2000 compliance and tested by December 31, 1998. In addition, the Team is developing contingency plans to address systems which do not become year 2000 compliant by December 31, 1998.

     NCBE is committed to a plan for achieving compliance, focusing not only on its own data processing systems, but also on its customers. The Team has taken steps to educate and assist its customers with identifying their year 2000 compliance problems. In addition, the Team has proposed policy and procedure changes to help identify potential risks to NCBE and to gain an understanding of how customers are managing the risks associated with the year 2000.

     Management of NCBE believes that the expenditures required to bring systems into compliance will not have a materially adverse effect on NCBE's performance. However, the year 2000 problem is pervasive and complex and can potentially affect any computer process. Accordingly, no assurance can be given that year 2000 compliance can be achieved without additional unanticipated expenditures and uncertainties that might affect future financial results.

     NCBE and its banking subsidiaries are subject to examination with respect to their year 2000 compliance, by various state and federal agencies including the Federal Reserve Board, the Comptroller of the Currency, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, and state banking agencies. Following a recent examination, a rating of "needs improvement" was received with regard to NCBE's Year 2000 compliance efforts. If the examining agency does not issue a more satisfactory rating, NCBE will not qualify for expedited processing of regulatory applications seeking approval of future acquisitions or such approvals may only be given subject to additional conditions. While management expects to devote sufficient corporate resources to address regulatory concerns in this area, there can be no assurance that Year 2000 compliance issues will not delay the consummation of this acquisition, other pending acquisitions (other than the acquisition of Illinois One Bank, N.A., which was approved by the Federal Reserve Board on March 12, 1998) or future acquisitions or otherwise adversely affect NCBE's ability to continue to grow through acquisition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of NCBE Common beneficially owned as of the Record Date by (i) each person or group of persons known to NCBE to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of NCBE Common and (ii) each director and executive officer of NCBE. Also set forth below is such information adjusted for the Merger (assuming the issuance of 736,278 shares of NCBE Common). Except as otherwise noted, each person or group identified below holds sole voting and sole investment power with respect to the shares identified as beneficially owned.


                                                                 BENEFICIAL OWNERSHIP               BENEFICIAL OWNERSHIP
                                                                  PRIOR TO THE MERGER                 AFTER THE MERGER
                                                               --------------------------------   -------------------------------
          NAME                                                    SHARES              PERCENT        SHARES             PERCENT
          ----                                                    ------              -------        ------             -------
          Janice L. Beesley                                       60,678 (1)            *              60,678             *
          Michael F. Elliott                                     338,328 (2)            _.__%         338,328             _.__%
          Susanne R. Emge                                         24,479 (3)            *              24,479             *
          Donald G. Harris                                        12,042                *              12,042             *
          H. Ray Hoops                                               848                *                 848             *
          Robert A. Keil                                          57,177 (4)            *              57,177             *
          John D. Lippert                                         71,797 (5)            *              71,797             *
          Ronald G. Reherman                                       9,065 (6)            *               9,065             *
          Curtis D. Ritterling                                       151 (7)            *                 151             *
          Laurence R. Steenberg                                   29,402 (8)            *              29,402             *
          Richard F. Welp                                          3,686 (9)            *               3,686             *
          All directors and executive
               officers as a group (12 persons)                  607,868 (10)           _.__%         607,868             _.__%


-----------------
*    Less than 1%.
(1) Includes 56,268 shares with shared voting and investment power with spouse and 4,410 shares that may be purchased pursuant to options exercisable within 60 days.
(2)  Includes 251,807 shares with sole voting and investment power;
     16,793 shares with shared voting and investment power with spouse;
     20,727 shares with sole voting and investment power by spouse; and 3,248 shares held by a trust with shared voting and investment power; and 45,753 shares subject to options exercisable within 60 days.
(3) Includes 2,020 shares with sole voting and investment power; 14,829 shares with shared voting and investment power with spouse; and 7,630 shares with sole voting and investment power by spouse.
(4) Includes 11,424 shares with shared voting and investment powers with spouse; and 45,753 shares subject to options exercisable within 60 days.
(5) Includes 15,695 shares with sole voting and investment power; 8,274 shares with sole voting and investment power by spouse; and 47,828 shares subject to options exercisable within 60 days.
(6) Includes 3,386 shares with sole voting and investment power; and 5,679 shares with shared voting and investment power with spouse.
(7)  Shares voting and investment power for all shares with spouse.
(8) All shares are held in trust for a limited partnership of which Mr. Steenberg is a general partner with sole voting and investment power.
(9) Includes 1,492 shares with sole voting and investment power; and 2,194 shares with shared voting and investment power with spouse.
(10) Includes 143,744 shares subject to options exercisable within 60 days.

                          INFORMATION CONCERNING TBI

BUSINESS

     TBI was incorporated under the laws of the Commonwealth of Kentucky on March 19, 1984 to serve as a bank holding company for the Bank. The Bank is a state banking association that commenced business on January 18, 1890. The business of TBI consists solely of the ownership, supervision, and control of the Bank. The Bank has a total of three banking offices, all in Cadiz, Kentucky. As of December 31, 1997, TBI had, on a consolidated basis, total assets of $96,379,000, loans, net of the allowance for loan losses, of $52,091,000, total deposits of $72,452,000 and stockholders' equity of $8,532,000 and employed 37 full-time employees and 5 part-time employees.

     The Bank is a full-service community bank that offers banking services to commercial and residential customers mostly in Trigg and adjoining counties in western Kentucky. Such banking services include commercial, real estate, and personal loans; money market accounts; trust and investment services; and checking, savings, and time deposit accounts. The lending portion of the Bank's business relates primarily to the activities of small-to medium-sized businesses, local community residents, and other consumer purposes.

     The Bank is subject to vigorous competition from major banking institutions as well as other financial institutions in its principal service area, such as savings and loan associations, insurance companies, credit unions, and finance companies.

     TBI is subject to supervision, regulation, and examination by the Federal Reserve Board, and the Bank is subject to supervision, regulation, and examination by the Kentucky Department of Financial Institutions and the Federal Deposit Insurance Corporation. The deposits of the Bank are primarily insured by the Bank Insurance Fund (BIF) of the Federal Deposit Insurance Corporation.

     In the following pages, statistical information about TBI is presented. Such information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of TBI included elsewhere herein.

SELECTED FINANCIAL DATA OF TBI

     The selected consolidated data as of and for the two years ended September 30, 1997 and 1996 have been derived from financial statements audited by independent public accountants, whose reports can be found elsewhere in this Prospectus/Proxy Statement. This data should be read in conjunction with TBI's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                           THREE-MONTH PERIOD          FISCAL YEAR
(DOLLAR AMOUNTS OTHER THAN                 ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
PER SHARE DATA IN THOUSANDS)               ------------------       -------------------
                                            1997      1996           1997      1996
Net interest income                       $    955  $    974      $  3,805   $  3,912
Provision for loan losses                        2        66           176        225
Noninterest income                             163       112           456        509
Noninterest expense                            535       593         2,332      2,459
  Income before income taxes                   581       427         1,753      1,737
Income taxes                                   122       108           498        530
                                          -------------------------------------------
  Net income                              $    459  $    319      $  1,255   $  1,207
                                          -------------------------------------------
                                          -------------------------------------------

     PER COMMON SHARE
Basic Earnings                            $  45.54  $  31.63      $ 124.48   $ 119.71
Book value                                  845.96    742.41        799.18     710.24
Cash dividends declared                      15.00     15.00         75.00      75.00

     TOTALS
Loans                                     $ 52,960  $ 55,337      $ 55,078   $ 56,624
Allowance for loan losses                      869       800           843        741
Securities                                  35,297    29,665        33,391     28,152

Total assets                              $ 96,379  $ 91,922      $ 94,346   $ 91,480
Deposits                                    72,452    70,023        69,484     69,407
Stockholders' equity                         8,532     7,488         8,060      7,164

     SELECTED FINANCIAL RATIOS
Net income to average assets                   .48%     0.35%         1.34%      1.37%
Net income to average equity                  6.57%     5.13%       16. 89%     17.36%
Cash dividend payout                         32.94%    47.42%        60.25%     62.64%
Average equity to average assets              8.85%     8.14%         8.54%      7.91%
Tangible equity to tangible assets            8.85%     8.14%         8.54%      7.91%
Total capital to risk-weighted assets        15.00%    14.47%        15.48%     14.41%

     OTHER DATA
Weighted average shares                     10,086    10,086        10,086     10,082
Risk-weighted assets                      $ 58,168  $ 56,618      $ 56,636   $ 56,783


OTHER INFORMATION

     DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY,
AND INTEREST RATES.   The following table shows the condensed average balance
sheets for the periods presented and the percentage of each principal category of assets, liabilities, and stockholders' equity to total assets. Also shown are the average yield on each category of interest-earning assets and the average rate paid on interest-bearing liabilities for each of the periods presented.



                                                                                    YEAR ENDED SEPTEMBER 30,
                                                                                            1997
                                                             ---------------------------------------------------------------------
                                                                                    PERCENT
                                                              AVERAGE               OF TOTAL        INCOME/              AVERAGE
                                                              BALANCE                ASSETS         EXPENSE             YIELD/RATE
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      (DOLLARS IN THOUSANDS)
Assets:
  Interest-earning assets:
  Loans (1)                                                  $ 55,194                59.01%            $ 5,384            9.75%
  Taxable investment securities                                26,156                27.96               1,815            6.94
  Nontaxable investment securities (2)                          6,499                 6.95                 450            6.92
  Federal funds sold                                              860                 0.92                  47            5.47
----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                                  88,709                94.84%              7,696            8.68%

  Noninterest-earning assets:
     Cash and due from banks                                    2,337                 2.50
     Premises and equipment, net                                  598                 0.64
     FHLB Stock                                                 1,461                 1.56
     Other assets                                               1,248                 1.34
     Allowance for loan losses                                   (819)               (0.88)
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                 $ 93,534               100.00
----------------------------------------------------------------------------------------------------------------------------------

Liabilities and stockholders' equity:
  Interest-bearing liabilities:
     NOW and money market
     demand accounts                                         $ 18,545                19.83%            $   533            2.87%
  Savings                                                       6,004                 6.42                 161            2.74
  Time deposits                                                35,831                38.31               2,061            5.75
  Notes payable                                                15,519                16.59               1,016            6.55
  Federal Funds Purchased                                         365                 0.39                  21            5.75
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                             76,264                81.54%              3,792            4.98%

Noninterest-bearing liabilities:
  Demand deposits                                               9,097                 9.73
  Other liabilities                                               743                 0.79
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                              86,104                92.06%

Stockholders' equity                                            7,430                 7.94%

Total liabilities and stockholders' equity                   $ 93,534               100.00%
----------------------------------------------------------------------------------------------------------------------------------

Net interest income                                                                                    $ 3,904
----------------------------------------------------------------------------------------------------------------------------------

Interest rate spread                                                                                                      3.71%
----------------------------------------------------------------------------------------------------------------------------------

Net interest rate margin                                                                                                  4.40%
----------------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities to
  earning assets ratio                                                                                                   85.97%
----------------------------------------------------------------------------------------------------------------------------------



                                                                                     YEAR ENDED SEPTEMBER 30,
                                                             ---------------------------------------------------------------------
                                                                                              1996
                                                             ---------------------------------------------------------------------
                                                                                    PERCENT
                                                              AVERAGE               OF TOTAL        INCOME/              AVERAGE
                                                              BALANCE                ASSETS         EXPENSE             YIELD/RATE
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      (DOLLARS IN THOUSANDS)
Assets:
  Interest-earning assets:
  Loans (1)                                                  $ 55,864                63.53%           $  5,628           10.07%
  Taxable investment securities                                23,615                26.86               1,621            6.86
  Nontaxable investment securities (2)                          2,895                 3.29                 213            7.36
  Federal funds sold                                            1,116                 1.27                  53            4.75
----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                                  83,490                94.95%              7,515            9.00%

  Noninterest-earning assets:
     Cash and due from banks                                    2,402                 2.73
     Premises and equipment, net                                  562                 0.64
     FHLB Stock                                                   919                 1.05
     Other assets                                               1,236                 1.41
     Allowance for loan losses                                   (682)               (0.78)
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                 $ 87,927               100.00%
----------------------------------------------------------------------------------------------------------------------------------
Liabilities and stockholders' equity:
  Interest-bearing liabilities:
     NOW and money market
     demand accounts                                         $ 18,442                20.97%            $   559            3.03%
  Savings                                                       6,381                 7.26                 187            2.93
  Time deposits                                                35,345                40.20               2,093            5.92
  Notes payable                                                10,280                11.69                 678            6.60
  Federal Funds Purchased                                         727                 0.83                  38            5.23
----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities                             71,175                80.95%              3,555            4.99%

Noninterest-bearing liabilities:
  Demand deposits                                               9,199                10.46
  Other liabilities                                               600                 0.68
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                              80,974                92.09%

Stockholders' equity                                            6,953                 7.91%

Total liabilities and stockholders' equity                   $ 87,927               100.00%
----------------------------------------------------------------------------------------------------------------------------------

Net interest income                                                                                    $ 3,960
----------------------------------------------------------------------------------------------------------------------------------

Interest rate spread                                                                                                      4.01%
----------------------------------------------------------------------------------------------------------------------------------

Net interest rate margin                                                                                                  4.74%
----------------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities to
  earning assets ratio                                                                                                   85.25%
----------------------------------------------------------------------------------------------------------------------------------



---------
(1) Average balances include nonaccrual loans. The income on such loans is included in interest income and is recognized only upon receipt.
(2) Nontaxable investment income presented on a fully tax-equivalent basis. The tax effect resulted in an increase in interest income of $99,000 and $47,000 for the years ended September 30, 1997 and 1996, respectively.

     INTEREST DIFFERENTIAL. The following table sets forth, on a tax-equivalent basis for the periods presented, a summary of the changes in interest income and expenses resulting from changes in yields-rates. The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

--------------------------------------------------------------------------------

                                            AMOUNT OF 1997 INCREASE (DECREASE)
                                                     COMPARED TO 1996
                                                INCREASE (DECREASE) DUE TO:
                                            ------------------------------------
                                              VOLUME (1)     RATE (2)     NET
--------------------------------------------------------------------------------
                                                  (DOLLARS IN THOUSANDS)
Interest earned on:
     Loans                                          $  (67)       (177)    (244)
     Taxable investment securities                     175          19      194
     Nontaxable investment securities                  250         (13)     237
     Federal funds sold                                (13)          7       (6)
--------------------------------------------------------------------------------
Total interest-earning assets                          345        (164)     181

Interest paid on:
     NOW and money market demand accounts                3         (29)     (26)
     Savings                                           (11)        (15)     (26)
     Time deposits                                      29         (61)     (32)
     Notes payable                                     343          (5)     338
     Federal funds purchased                           (21)          4      (17)
--------------------------------------------------------------------------------
Total interest-bearing liabilities                     343        (106)     237
--------------------------------------------------------------------------------
Net interest income                                 $    2         (58)     (56)


----------
(1)  Change in volume multiplied by yield/rate of prior period.
(2)  Change in yield/rate multiplied by volume of prior period.
(3) Nontaxable investment securities are presented on a fully tax-equivalent basis, assuming a tax rate of 34%.

     INVESTMENT PORTFOLIO. The carrying value of investment securities is summarized as follows:


-------------------------------------------------------------------------------------------------------------------------------
                                                                                        SEPTEMBER 30,
                                                                          1997                                1996
                                                                -----------------------------    ------------------------------
                                                                               PERCENT                               PERCENT
                                                                               OF TOTAL                              OF TOTAL
                                                                 AMOUNT       SECURITIES               AMOUNT       SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   (DOLLARS IN THOUSANDS)
U.S. Treasury securities                                        $  1,243        3.72%                 $  2,464          8.75%
U.S. Government agencies                                           9,988       29.91                    12,090         42.95
Obligations of states and political subdivisions                   7,969       23.87                     4,715         16.75
Mortgage-backed securities                                        11,855       35.50                     6,272         22.28
Corporate securities                                               2,336        7.00                     2,611          9.27
-------------------------------------------------------------------------------------------------------------------------------

Total                                                           $ 33,391      100.00%                 $ 28,152        100.00%
-------------------------------------------------------------------------------------------------------------------------------


     The following table summarizes maturity and yield information on investment securities at September 30, 1997:


                                                            SEPTEMBER 30,
                                                              MATURING
                                    ---------------------------------------------------------------------------------------------
                                                              AFTER ONE            AFTER FIVE
                                                               THROUGH              THROUGH
                                     IN ONE YEAR OR LESS      FIVE YEARS           TEN YEARS          AFTER TEN YEARS     TOTAL
                                     -------------------   -----------------    -------------------  ------------------- --------
                                     AMOUNT    YIELD (1)   AMOUNT   YIELD (1)   AMOUNT    YIELD (1)  AMOUNT    YIELD (1) AMOUNT
---------------------------------------------------------------------------------------------------------------------------------
                                                             (DOLLARS IN THOUSANDS)
U.S. Treasury securities                $751      5.89%                            $492     5.61%                        $1,243
Securities of U.S. Government
agencies                               2,197      6.70      $6,284     6.20%      1,004     3.37      $503      7.38%     9,988
Obligations of states and
political
     subdivisions                        211      7.72       1,253     6.68         817     6.06     5,688      5.51      7,969
Mortgage-backed securities               358      7.24       8,712     6.66       2,785     6.45                         11,855
Corporate securities                                         2,090     6.07         246     6.00                          2,336
---------------------------------------------------------------------------------------------------------------------------------
Total                                 $3,517      6.44%    $18,339     6.33%     $5,344     5.50%   $6,191      5.66%   $33,391
---------------------------------------------------------------------------------------------------------------------------------

____________
(1) Nontaxable investment income presented on a full tax-equivalent basis, assuming a tax rate of 34%.
(2) Equity securities of $1,653,000 in Federal Home Loan Bank stock are not included in this table, as these securities have no stated maturity.


     LOAN PORTFOLIO. The composition of the loan portfolio is summarized as follows:


                                                                  SEPTEMBER 30,
                                                   ----------------------------------------------
                                                           1997                     1996
                                                   ----------------------------------------------
                                                             PERCENT OF               PERCENT OF
                                                   AMOUNT    TOTAL LOANS    AMOUNT    TOTAL LOANS
           --------------------------------------------------------------------------------------
                                                                (DOLLARS IN THOUSANDS)
           Commercial and agricultural             $27,891       50.64%     $27,155       47.96%
           Real estate mortgage                     24,129        43.81      25,177       44.46
           Installment                               3,058         5.55       4,292        7.58
           --------------------------------------------------------------------------------------
           Total                                   $55,078       100.00%    $56,624      100.00%
           --------------------------------------------------------------------------------------

     The following table summarizes maturity and yield information on loans at September 30, 1997:

                                                                        AFTER ONE
                                                         IN ONE YEAR     THROUGH       AFTER FIVE
                                                           OR LESS      FIVE YEARS        YEARS       TOTAL
------------------------------------------------------------------------------------------------------------
                                                                        (DOLLARS IN THOUSANDS)
Fixed Rate Loans:
     Commercial and agricultural (including municipal)     $ 6,967       $ 2,337        $ 6,068      $15,372
     Real estate mortgage                                    1,989         1,752         12,562       16,303
     Installment                                               302         2,724             32        3,058
                                                           -------------------------------------------------
     Total                                                 $ 9,258       $ 6,813        $18,662      $34,733

Variable Rate Loans:
     Commercial and agricultural (including municipal)     $ 1,264       $ 4,268        $ 6,987      $12,519
     Real estate mortgage                                       31           524          7,271        7,826
                                                           -------------------------------------------------
     Total                                                 $ 1,295       $ 4,792        $14,291      $20,345
------------------------------------------------------------------------------------------------------------

Total Loans:
     Commercial and agricultural (including municipal)     $ 8,231       $ 6,605        $13,055      $27,891
     Real estate mortgage                                    2,020         2,276         19,833       24,129
     Installment                                               302         2,724             32        3,058
                                                           -------------------------------------------------
Total                                                      $10,553       $11,605        $32,920      $55,078
------------------------------------------------------------------------------------------------------------

     RISK ELEMENTS INVOLVED IN LENDING ACTIVITIES. The following table details the nonperforming asset information for the periods presented:

----------------------------------------------------------------------------------------------------------
                                                                DECEMBER 31,             SEPTEMBER 30,
                                                                ------------          --------------------
                                                                    1997              1997            1996
----------------------------------------------------------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
Nonaccrual loans                                                    $107                $12           $111
Loans past due 90 days or more                                         0                  0              0
----------------------------------------------------------------------------------------------------------
Total nonperforming loans                                            107                 12            111
Foreclosed property                                                    0                  3              0
----------------------------------------------------------------------------------------------------------

Nonperforming loans to loans                                         0.2%              0.02%          0.19%
----------------------------------------------------------------------------------------------------------

Nonperforming assets to loans plus
     foreclosed property                                             0.2%              0.02%          0.19%

Nonperforming assets to total assets                                0.11%              0.01%          0.12%
----------------------------------------------------------------------------------------------------------

     It is generally the policy of TBI to discontinue the accrual of interest on loans when principal or interest is due and has remained unpaid for 90 days or more, unless the loan is well secured and in the process of collection. If interest on nonaccrual loans had been accrued, such income would have amounted to $30,000 and $13,000 for the years ended September 30, 1997 and 1996 respectively. TBI received and recognized interest income on nonaccrual loans for the years ended September 30, 1997 and 1996 of $1,000 and $5,000, respectively.

     POTENTIAL PROBLEM LOANS. Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans are less than 90 days past due or in many cases are current, the borrowers have or have had a history of financial difficulties and management has concern as to the borrower's ability to comply with present loan repayment terms. As such, these loans may result in classification at some future point as nonperforming. At December 31, 1997 and September 30, 1997, such loans (excluding all nonperforming loans described above) amounted to $1,010,000 and $1,038,000, respectively.

     FOREIGN LOANS OUTSTANDING. TBI had no loans to any foreign countries on any of the dates specified in the tables.

     SUMMARY OF LOAN LOSS EXPERIENCE. The following table summarizes changes in the allowance for loan loss arising from loans charged off and recoveries from loans previously charged off, by loan category, and additions to the allowance that have been charged to expense.


------------------------------------------------------------------------------------------------------------
                                                                     THREE MONTHS
                                                                        ENDED       YEAR ENDED SEPTEMBER 30,
                                                                     DECEMBER 31,   ------------------------
                                                                        1997           1997          1996
------------------------------------------------------------------------------------------------------------
                                                                               (DOLLARS IN THOUSANDS)
Balance at beginning of period                                         $    843     $      741     $    624
Loans charged off:
     Commercial and agricultural (including municipal)                        2             69           81
     Real estate mortgage                                                    13             66           18
     Installment and other                                                   14             68          122

Total charge-offs                                                            29            203          221
------------------------------------------------------------------------------------------------------------

Recoveries of loans previously charged off:
     Commercial and agricultural
        (including municipal)                                                28             32           15
     Real estate mortgage                                                     1             12           14
     Installment and other                                                   24             85           84
------------------------------------------------------------------------------------------------------------

Total recoveries                                                             53            129          113
------------------------------------------------------------------------------------------------------------

Net charge-offs                                                             (24)            74          108
------------------------------------------------------------------------------------------------------------

Additions to allowance charged to operations                                  2            176          225
------------------------------------------------------------------------------------------------------------

Balance at end of period                                               $    869     $      843     $    741
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Net charge-offs to average loans (annualized for December 31, 1997)      (0.18%)         0.13%        0.19%
------------------------------------------------------------------------------------------------------------

Allowance for loan losses to loans                                        1.64%          1.53%        1.31%
------------------------------------------------------------------------------------------------------------

Allowance for loan losses to nonperforming loans                        812.15%      7,025.00%      667.57%
------------------------------------------------------------------------------------------------------------

     The level of the allowance for loan losses is reviewed at least quarterly by management. Management's analysis involves specific allocation percentages based upon loans' risk ratings, together with allocation of a percentage of all loans outstanding.

     Management views the allowance for loan losses as being available for all potential or previously unidentified loan losses that may occur in the future. The risk of future losses inherent in the loan portfolio is not precisely attributable to a particular loan or category of loans. Based on its review of adequacy, TBI's management has estimated those portions of the allowance that could be attributable to major categories of loans as detailed in the following table:

                                                   SEPTEMBER 30,
                                --------------------------------------------------
                                         1997                       1996
                                -----------------------     ----------------------
                                             PERCENT OF                 PERCENT OF
                                              LOANS IN                   LOANS IN
                                                EACH                       EACH
                                              CATEGORY                   CATEGORY
                                              TO TOTAL                   TO TOTAL
                                ALLOWANCE      LOANS        ALLOWANCE      LOANS
----------------------------------------------------------------------------------
                                              (DOLLARS IN THOUSANDS)
Commercial and agricultural        $426         50.6%          $368        47.4%
Real estate mortgage                138         43.8             90        44.0
Installment                         194          5.6            198         8.6
Unallocated                          85                          85
----------------------------------------------------------------------------------

Total                              $843       100.00%          $741      100.00%
----------------------------------------------------------------------------------

     Allocations estimated for the loan categories do not specifically represent that loan chargeoffs of that magnitude necessarily will be incurred. The allocation does not restrict future loan losses attributable to other categories. The risk factors considered when determining the overall level of the allowance for loan losses are the same when estimating the allocation by major category, as specified in the allowance category.

     DEPOSITS. The following table shows, for each type of deposit, the average balance on each type of deposit for the years ended September 30, 1997 and 1996. The average rates paid as of these dates is not available.

---------------------------------------------------------------------------------------
                                                        SEPTEMBER 30,
                                     --------------------------------------------------
                                              1997                       1996
                                     -----------------------     ----------------------
                                       AVERAGE   INTEREST         AVERAGE     INTEREST
                                       BALANCE   EXPENSE          BALANCE     EXPENSE
---------------------------------------------------------------------------------------
                                                  (DOLLARS IN THOUSANDS)
Noninterest-bearing demand deposits    $ 9,097                    $ 9,199
NOW and money market demand accounts    18,545   $  533            18,442      $  559
Savings                                  6,004      161             6,381         187
Time deposits                           35,831    2,061            35,345       2,093
---------------------------------------------------------------------------------------

Total                                  $69,477   $2,755           $69,367      $2,839
---------------------------------------------------------------------------------------

     The following table shows the maturity of time deposits of $100,000 or more at September 30, 1997:

--------------------------------------------------------------
                                        (DOLLARS IN THOUSANDS)
Three months or less                           $  896
Over three through twelve months                2,237
Over 12 months                                  3,124
--------------------------------------------------------------

Total                                          $6,257
--------------------------------------------------------------

     RETURN ON EQUITY AND ASSETS. The following ratios are among those commonly used in analyzing the performance of banks and bank holding companies.

--------------------------------------------------
                                    SEPTEMBER 30,
                                   1997     1996
--------------------------------------------------
Return on average assets           1.34%     1.37%
Return on average equity          16.89     17.36
--------------------------------------------------

     PROPERTIES. Both TBI's and the Bank's principal offices are located at 38 Main Street, Cadiz, Kentucky 42211. The Bank also operates two branch facilities; its East Cadiz branch at 331 E. Main Street, Cadiz, Kentucky 42211 and its West Cadiz branch at 1197 Canton Road, Cadiz, Kentucky 42211.

     LEGAL PROCEEDINGS.   During the normal course of business, various legal
claims have arisen that, in the opinion of the management of TBI, will not result in any material liability on the part of TBI.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     INTRODUCTION. The following discussion and analysis is intended to review the significant factors affecting the financial condition and results of operation of TBI for the three months ended December 31, 1997 and the years ended September 30, 1997 and 1996. It provides a comprehensive review of factors not otherwise apparent from the consolidated financial statements of TBI alone. This analysis should be read in conjunction with the consolidated financial statements and selected financial data presented elsewhere herein to assist in evaluating TBI's performance.

     NET INCOME ANALYSIS. TBI's net income for the year ended September 30, 1997 was $1,255,000, compared to $1,207,000 for the year ended September 30, 1996. The increase in net income was due primarily to reductions in noninterest expense and provision for loan losses, offset by a decrease in net interest income and a reduction in other income.

     For the three months ended December 31, 1997 and 1996, net income was $459,000 and $319,000, respectively. The increase was due primarily to reductions in noninterest expense and the provision for loan losses, together with an increase in other income, offset by a decrease in net interest income.

     YEAR 2000. TBI in June 1997 began analyzing its exposure to potential data processing problems relating to the year 2000. Because of software and hardware formats using only the last two digits for year dates, systems of banks and virtually all other business and government computer systems are at risk of serious malfunction in the year 2000. TBI and the Bank have completed an assessment of the issues and put an action plan into place, dedicating sufficient assets to ensure resolution of the potential problem. TBI and the Bank believe that modification and testing of their systems will be completed by October 15, 1998 and that the cost of modification and testing will not be material to their financial results. TBI has a written agreement with its primary software vendor under which the vendor will provide services relating to Year 2000 modifications in consideration of $8,000. TBI has budgeted $15,000 in
total for resolving Year 2000 issues.   TBI does not believe that the Year 2000
issue will affect future financial results materially or cause reported financial information not to be indicative of future operating results or future financial condition.

     NET INTEREST INCOME. Net interest income is the largest component of earnings and is affected by the volume of the sources and uses of funds, the respective rates earned and paid on those funds, the mix of those funds, and the volume of nonperforming assets. TBI's net interest income decreased approximately 1.4% to $3,904,000 on a tax-equivalent basis for fiscal 1997 from fiscal 1996. The net interest margin, which is calculated by dividing tax-equivalent net interest income by average interest-earning assets, was 4.40% in 1997, compared to 4.74% in 1996. TBI's yield on interest-earning assets decreased to 8.68% in 1997 from 9.00% in 1996, while the cost of funds increased to 4.28% in 1997 from 4.26% in 1996. The decrease in net interest margin was attributable to a decrease in the loan portfolio and increased competition during the year ended September 30, 1997.

     During fiscal 1997, decreases in the average outstanding volume of loans resulted in a decrease in interest income of $67,000. This decrease was offset by a $425,000 increase in interest income due to increases in the average volume
of taxable and nontaxable investment securities.   Changes in interest rates on
the average volume of taxable and nontaxable investment securities and loans reduced interest income by $171,000. Increases in the average volume of time deposits and notes payable resulted in an increase in interest expense of $372,000, which was partially offset by a decrease due to changes in the average volume of savings. Changes in interest rates on the average volume of NOW, money market, savings, time deposits, and notes payable decreased interest expense by $110,000. The net effect of the volume and rate changes associated with all categories of interest-earning assets during 1997 as compared to 1996 increased interest income $181,000, while the net effect of the volume and rate changes associated with all categories of interest-bearing liabilities increased interest expense by $237,000.

     Net interest income was $955,000 for the three-month period ended December 31, 1997, a 2% decrease from the same period in 1996. Interest income decreased $4,000 for the three-month period ending December 31, 1997, and interest expense increased $15,000. The decrease was primarily attributable to continually increasing levels of competition for good loans in TBI's market area.

     PROVISION FOR LOAN LOSSES. The provision for loan losses charged to expense was $176,000 in fiscal 1997, compared to $225,000 in fiscal 1996.

     The provision for loan losses was $2,000 for the three months ended December 31, 1997, compared to $66,000 for the same period in 1996.

     The allowance for loan losses is maintained at a level considered adequate to provide for potential losses. The provision for loan losses is based on periodic analysis considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, and payment experience. In addition to the allowance for losses on identified problem loans, an overall unallocated allowance is established to provide for unidentified credit losses inherent in the portfolio. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

     Management believes the allowance for loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the allowance for loan losses. Such agencies may require TBI to increase the allowance for loan losses based on their judgments and interpretations of information available to them at the time of their examinations.

     The ratio of nonperforming loans to total loans for 1997 and 1996 has remained at a relatively low level as a result of aggressive account collections and of success in working with problem credits.

     NONINTEREST INCOME. TBI's fiscal 1997 noninterest income was $457,000, as compared to $509,000 in 1996. The decrease is due primarily to a reduction in trust department fees, because of the collection of fees in 1996 for the settlement of a few large estates.

     Noninterest income for the three months ended December 31,1997 was $163,000, a 46.4% increase from 1996. The increase relative to 1996 was due primarily to a nonrecurring expense of approximately $72,000 in 1996, representing an imbalance in a correspondent account. Approximately $53,000 of that amount was recovered in fiscal 1997.

     NONINTEREST EXPENSE. Noninterest expense decreased 5.2% in fiscal 1997 to $2,332,000. This decrease was the result of more-effective control of noninterest expenses.

     Noninterest expense for the three months ended December 31, 1997 was $535,000, compared to $592,000 for the same period in 1996. The decrease primarily was the result of improved control of the majority of TBI's noninterest operating expenses.

     INCOME TAXES. Income tax expense was $498,000 for fiscal 1997 and $530,000 for fiscal 1996. The effective income tax rates were 28.4% and 30.5% for these periods, respectively. The decrease in effective income tax rate primarily is attributable to a substantial increase in the percentage of the investment portfolio represented by tax-free securities.

     Income tax expense of $122,000 and $108,000 was recorded for the three months ended December 31, 1997, and 1996, respectively.

     LIQUIDITY AND INTEREST RATE SENSITIVITY. Liquidity is provided to TBI through earning assets, including short-term investments in federal funds sold, and through maturities in the investment and loan portfolios. In addition, liquidity is provided by borrowed funds and may be supplemented by the ability to liquidate securities in the investment portfolio, all of which are designated as available for sale.

     The asset/liability management process, which involves management of the components of the balance sheet to allow assets and liabilities to reprice at approximately the same time, is a dynamic process essential to minimizing the effect of interest rate fluctuation on net interest income. The following tables reflect TBI's gap analysis (rate-sensitive assets minus rate-sensitive liabilities) as of December 31, 1997 and September 30, 1997, respectively.

                                                                     DECEMBER 31, 1997
                                              -------------------------------------------------------------
                                                              OVER 3
                                                              MONTHS     OVER 1 YEAR
                                              3 MONTHS OR    THROUGH 12   THROUGH 5    OVER 5
                                                  LESS         MONTHS       YEARS       YEARS       TOTAL
-----------------------------------------------------------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
Assets:
     Investments in debt and equity securities  $   696      $  2,545    $ 19,142     $12,914     $35,297
     Loans                                        3,553         4,691      13,469      31,247      52,960
     Federal funds sold                           1,370                                             1,370
     Interest bearing deposits                                    700                                 700

Total interest-sensitive assets                   5,619         7,936      32,611      44,161      90,327
-----------------------------------------------------------------------------------------------------------

Liabilities:
     NOW and MMDA                                 4,668         5,800       9,269                  19,737
     Savings                                        208         2,535       2,812                   5,555
     Time deposits                                8,496        11,847      16,735                  37,078
     FHLB notes payable                             294           912       5,671       7,944      14,821

Total interest-sensitive liabilities             13,666        21,094      34,487       7,944      77,191
-----------------------------------------------------------------------------------------------------------
Interest-sensitivity gap

     Incremental                                $(8,047)     $(13,158)    $(1,876)    $36,217     $13,136
-----------------------------------------------------------------------------------------------------------

     Cumulative                                 $(8,047)     $(21,205)   $(23,081)    $13,136
---------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------

                                                                     SEPTEMBER 30, 1997
                                              -------------------------------------------------------------
                                                              OVER 3
                                                              MONTHS     OVER 1 YEAR
                                              3 MONTHS OR    THROUGH 12   THROUGH 5    OVER 5
                                                  LESS         MONTHS       YEARS       YEARS       TOTAL
-----------------------------------------------------------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
Assets:
     Investments in debt and equity securities $ 1,179       $  2,353    $ 18,325     $11,534     $33,391
     Loans                                       4,151          6,420      11,946      32,561      55,078
     Federal funds sold                            485                                                485
                                              -------------------------------------------------------------
Total interest-sensitive assets                  5,815          8,773      30,271      44,095      88,954
-----------------------------------------------------------------------------------------------------------
Liabilities:
     NOW and MMDA                                4,450          5,529       8,982                  18,961
     Savings                                       455          2,606       2,946                   6,007
     Time deposits                               3,789         13,546      17,674         251      35,260
     FHLB notes payable                            321            952       5,937       8,739      15,949
                                               -------------------------------------------------------------
Total interest-sensitive liabilities             9,015         22,633      35,539       8,990      76,177
-----------------------------------------------------------------------------------------------------------
Interest-sensitivity gap:
     Incremental                               $(3,200)      $(13,860)   $ (5,268)    $35,105     $12,777

     Cumulative                                $(3,200)      $(17,060)   $(22,328)    $12,777

------------
(1) TBI's experience with NOW, money market demand accounts, and savings accounts has been that, although these deposits are subject to immediate withdrawal or repricing, a portion of these balances have remained relatively constant in periods of both rising and falling rates. Therefore, a portion of these deposits is included in the "over 1 year
     through 5 years" category.   Time deposits have been categorized based on
     contractual maturity dates.

     As indicated in the preceding tables, TBI was liability sensitive on a cumulative basis in the near term (one year or less) at December 31, 1997 and September 30, 1997, based on contractual maturities and earliest repricing dates. In this regard, a decrease in the general level of interest rates generally would have a positive effect on TBI's net interest income, as the repricing of the larger volume of interest-sensitive liabilities would create a larger decrease in interest expense than the decrease in interest income created by the repricing of the smaller volume of interest-sensitive assets.

     The following table summarizes certain trends in TBI's consolidated balance sheet at September 30, 1997 and 1996:

-------------------------------------------------------------------
                                                  SEPTEMBER 30,
                                             ----------------------
                                              1997           1996
                                             ----------------------
                                             (DOLLARS IN THOUSANDS)
Total assets                                 $94,346        $91,480
Earning assets                                88,954         87,127
Deposits                                      69,484         69,407

Loans to deposits (net loans)                   78.1%          80.5%
Loans to total assets (net loans)               57.5           61.1
Debt and equity securities to total assets      35.4           30.8
-------------------------------------------------------------------

                                      46

     The composition of total assets and earning assets changed during 1997 as total investment securities increased to reflect both an increase in deposits and a decrease in total loans. TBI's earning assets increased $1,827,000 from September 30, 1996 to September 30, 1997. Investment securities were $33,391,000 at September 30, 1997 as compared to $28,152,000 at September 30, 1996. Loans, net of the allowance for loan losses, were $54,235,000 at September 30, 1997, compared to $55,883,000 at September 30, 1996. Deposits increased $77,000 from September 30, 1996 to September 30, 1997, while long-term debt increased $1,770,000.

     CAPITAL ADEQUACY. TBI's equity capital was $8,532,000, $8,060,000 and $7,164,000 at December 31, 1997 and September 30, 1997 and 1996, respectively. From September 30, 1997 to December 31, 1997, equity capital increased $472,000 as a result of net income of $459,000, offset by cash dividends of $151,000. From September 30, 1996 to September 30, 1997, equity capital increased $896,000 as a result of net income of $1,255,000, offset by cash dividends of $756,000. The other differences in total equity resulted from increases in the unrealized gain on securities available for sale.

     Risk-based capital guidelines for financial institutions were adopted by regulatory authorities and were effective January 1, 1991. These guidelines were designed to relate regulatory capital requirements to the risk profile of the specific institutions and to provide for uniform requirements from the various regulators. Currently, the risk-based capital guidelines require the Bank to meet a minimum total capital ratio of 8.0%, of which at least 4.0% must consist of Tier 1 capital. Tier 1 capital generally consists of (a) common shareholders' equity, (b) qualifying perpetual preferred stock and related surplus, subject to certain limitations specified by the FDIC, and
(c) minority interest in the equity accounts of consolidated subsidiaries, less goodwill and any other intangible assets and investments in subsidiaries that the FDIC determines should be deducted from Tier 1 capital. The FDIC also requires a minimum leverage capital ratio of 3.0%, defined as the ratio of Tier 1 capital less purchased mortgaged servicing rights to total assets, for banking organizations deemed the strongest and most highly rated by banking regulators. A higher minimum leverage ratio is required of less highly rated banking organizations.

     The following tables summarize the Bank's risk-based capital and leverage ratios:

-------------------------------------------------------------------------------------------------------------------
                                               RISK-BASED CAPITAL RATIOS
-------------------------------------------------------------------------------------------------------------------
             TOTAL                                   TIER 1                              LEVERAGE RATIOS
-----------------------------------  --------------------------------------  --------------------------------------
DECEMBER 31,        SEPTEMBER 30,       DECEMBER 31,        SEPTEMBER 30,       DECEMBER 31,        SEPTEMBER 30,
                    -------------                           -------------                           ---------------
  1997              1997    1996            1997            1997    1996            1997            1997     1996
-------------------------------------------------------------------------------------------------------------------
   15.2             15.1    14.0            14.0            13.8    12.8             8.4             8.2     8.0
-------------------------------------------------------------------------------------------------------------------

     RISK MANAGEMENT. TBI's management objective in structuring the balance sheet is to maximize the return on stockholders' equity while minimizing the associated risks. The major risks involved in the banking industry are market, credit, and liquidity risks. The following is a discussion of TBI's management of these risks.

     MARKET RISK MANAGEMENT. TBI's management believes its loan and investment portfolios are sufficiently diversified to minimize the effect of a downturn in any particular industry or market. Although TBI has a diversified loan portfolio, a substantial portion of its borrowers' abilities to honor their contractual obligations is dependent upon the agribusiness economic sector and the automobile industry in its geographic lending area.

     Commercial and agricultural loans at September 30, 1997 totaled $27,181,000 or 51% of the loan portfolio, while real estate loans totaled $24,129,000 or 44% of the loan portfolio; and installment, municipal, and other loans totaled $3,058,000 or 6% of the loan portfolio. The commercial and agricultural loan portfolio, which includes loans made primarily to businesses located in Trigg and adjoining counties, generally is secured by business assets such as farm equipment, crops, inventory, accounts receivable, equipment, and real estate. At December 31, 1997, the total investment portfolio was $35,297,000. Approximately 2% of the portfolio is composed of U.S. Government issues, approximately 24% is composed of State and Municipal Bonds, and the remaining portion is composed of mortgage-backed securities, corporate securities, and other securities.

     CREDIT RISK MANAGEMENT. The risks TBI's management assumes in providing credit products to customers are fundamental to its business operation. Credit risk management includes defining an acceptable level of risk in return, establishing policies and procedures to govern the credit process, and managing a thorough portfolio review function. Credit policies are ultimately the responsibility of TBI's Board of Directors and, as such, are reviewed and approved by the Board of Directors. Of equal importance in this risk management process are the ongoing monitoring procedures performed by management.

     Nonperforming loans represented .02%, .19% and .20% of total loans at September 30, 1997 and 1996, and December 31, 1997, respectively.

     LIQUIDITY RISK MANAGEMENT. Liquidity is a measurement of TBI's ability to meet the borrowing needs and the deposit withdrawal requirements of its customers. TBI actively manages the composition of its assets and liabilities to maintain the appropriate level of liquidity in the balance sheet. Management is guided by regularly reviewed policies when determining the appropriate portion of total assets that should constitute readily marketable assets available to meet future liquidity needs. Additionally, the Bank's entire investment portfolio is classified as available for sale under regulatory accounting guidelines.

     IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS. Statement of Financial Accounting Standards (SFAS) 125 established accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. The standards established by SFAS 125 are based on consistent applications of a "financial components" approach that focuses on control. Under such approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities that it has incurred, derecognizes financial assets when control has been
surrendered, and derecognizes liabilities when extinguished.   SFAS 125
provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 was effective for TBI in 1997 and did not have a material effect on the consolidated financial position or results of operations. Earlier or retroactive application is not permitted. The adoption of SFAS 125 did not have a material effect on the consolidated financial position or results of operations. There are no other new accounting pronouncements that are expected to have a material effect on TBI's financials statements.

     EFFECT OF INFLATION. Persistent high rates of inflation can have a significant effect on the reported financial condition and results of operations of all industries. However, the asset and liability structure of commercial banks is substantially different from that of an industrial company in that virtually all assets and liabilities of commercial banks are monetary in nature. Accordingly, changes in interest rates may have a significant impact on a commercial bank's performance. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

     Inflation does have an impact on the growth of total assets in the banking industry, often resulting in a need to increase equity capital at higher than normal rates to maintain an appropriate equity-to-assets ratio.

                       DESCRIPTION OF NCBE CAPITAL STOCK

AUTHORIZED SHARES

     NCBE's Articles of Incorporation presently authorize the issuance of 20,000,000 shares of common stock, without par value. As of ____________ __, 1998, there were _____ shares of NCBE Common issued and outstanding.

DIVIDENDS, VOTING, LIQUIDATION AND OTHER RIGHTS

     Holders of NCBE's Common are entitled to receive dividends when, as and if declared by NCBE's Board of Directors out of funds legally available therefor. The ability of the financial institution subsidiaries of NCBE to pay cash dividends, which are expected to be NCBE's principal source of income, is restricted by applicable banking laws and regulations. Such dividends have previously been NCBE's principal source of income.

     Holders of NCBE Common are entitled to one vote per share on all matters to be voted upon by the shareholders other than the election of directors. NCBE shareholders are entitled to cumulative voting on election of directors. Cumulative voting permits a shareholder to cast a number of votes equal to the number of shares owned multiplied by the number of directors to be elected. Such votes may be cast for one nominee or spread among designated nominees.

     In the event of liquidation, dissolution or winding up of NCBE, whether voluntary or involuntary, the holders of NCBE Common would be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor).

     Holders of shares of NCBE Common do not have the preemptive right to subscribe on a pro-rata basis for any presently or subsequently authorized shares of NCBE Common.

     The shares of NCBE Common presently outstanding are, and the shares of NCBE Common to be issued pursuant to the Merger will be, when issued and delivered pursuant to the Merger Agreement and as described herein, duly authorized, validly issued, fully paid and non-assessable.

CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION AND BY-LAWS

     Certain provisions of NCBE's Articles of Incorporation and By-Laws may delay or make more difficult unsolicited acquisitions or changes of control of NCBE. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of NCBE, although such proposals, if made, might be considered desirable by a majority of NCBE's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of NCBE without the concurrence of the Board of Directors. These provisions include: (i) the classification of the Board of Directors into three classes, each class serving "staggered" terms of office of three years (see "COMPARISON OF SHAREHOLDER RIGHTS -- Classified Board of Directors"); (ii) the requirements that any business combination be approved by the holders of 80% of the shares entitled to vote thereon; and
(iii) requirements for advance notice for making nominations at shareholders' meetings.

     NCBE's By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. Although NCBE's By-Laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposals without regard to whether consideration of such nominees or proposals might be harmful or beneficial to NCBE and its shareholders.

CERTAIN PROVISIONS OF THE INDIANA LAW

     The Indiana Law applies to NCBE as an Indiana corporation. Certain provisions of the Indiana Law may delay, prevent or make more difficult changes of control of NCBE. Such provisions also may have the effect of preventing changes in the management of NCBE. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests. See "COMPARISON OF SHAREHOLDER RIGHTS -- Business Combinations Involving Interested Shareholder" and "COMPARISON OF SHAREHOLDER RIGHTS -- Control Share Acquisitions."

TRANSFER AGENT

     The National City Bank of Evansville, Evansville, Indiana is the transfer agent for shares of NCBE Common.


                        COMPARISON OF SHAREHOLDER RIGHTS

     The rights of holders of shares of NCBE Common are governed by the Indiana Law and by NCBE's Articles of Incorporation and By-laws. The rights of holders of shares of TBI Common are governed by the Kentucky Law and by TBI's Articles of Incorporation and By-laws. The rights of holders of shares of TBI Common differ in certain respects from the rights which they would have as shareholders of NCBE. A summary of the material differences between the respective rights of the shareholders of NCBE and TBI is set forth below.

     At NCBE's 1998 annual meeting of shareholders, which is to be held May 20, 1998, holders of NCBE Common will be asked to consider changes to NCBE's Articles of Incorporation. Such changes are described in NCBE's Proxy Statement dated April 22, 1998, which is incorporated by reference herein. The following summary does not reflect any of the changes to NCBE's Articles of Incorporation that may be approved on May 20, 1998.

CLASSIFIED BOARD OF DIRECTORS

     NCBE. The Articles of Incorporation and By-laws of NCBE divide the Board of Directors into three classes, as nearly equal in number as possible, with each class of directors serving a staggered term of three years. Directors are elected by a plurality of votes cast by shares entitled to vote. The purpose of a classified Board of Directors is to promote stability and continuity within the Board. However, a classified Board of Directors also has the effect of decreasing the number of directors that may otherwise be elected by holders of NCBE Common and, therefore, may have the effect of precluding a contest for the election of directors or delay, prevent or make more difficult changes in control of NCBE.

     TBI. Although TBI's Articles of Incorporation provide that the board may be classified when it has nine or more members, TBI does not currently have a classified Board of Directors.

BUSINESS COMBINATIONS NOT INVOLVING AN INTERESTED SHAREHOLDER

     NCBE. Under the Indiana Law, a majority of the shares entitled to vote on a proposed plan of merger or share exchange is required for approval unless any class or series of shares is entitled to vote as a class on the plan. However, the vote of the shareholders of the surviving corporation on a plan of merger is not required if (i) the articles of incorporation of the surviving corporation will not differ from its articles before the merger,
(ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same proportionate number of shares held by all such shareholders (except for shares of the surviving corporation received solely as a result of the shareholder's proportionate shareholdings in the other corporations party to the merger), with identical designations, preferences, limitations and relative rights, immediately after the merger, (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger, and (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger. The articles of incorporation of any corporation may supersede the majority vote requirement by specifying a greater vote requirement. NCBE's Articles of Incorporation require the affirmative vote of 80% of the shares entitled to vote on any merger, consolidation or other business combination transaction with another corporation that is not approved by a majority of the members of NCBE's Board of Directors.

     TBI. The Kentucky Law is substantially the same as the Indiana Law. TBI's Articles of Incorporation do not contain any provisions that would affect the vote required under the Kentucky Law to approve a business combination.

BUSINESS COMBINATIONS INVOLVING AN INTERESTED SHAREHOLDER

     NCBE. The Indiana Law restricts the ability of a "resident domestic corporation" to engage in any combination with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. A "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the outstanding shares of the resident domestic corporation. The above provisions do not apply to a corporation that so elects in an amendment to its articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. NCBE's Articles of Incorporation do not exclude it from the restrictions imposed by such provisions.

     TBI. The Kentucky Law imposes a greater minimum share voting requirement for a "business combination" which is defined as merger, sale of assets or sale of shares to an "interested shareholder." However these provisions would not apply to the Merger because TBI does not have 500 or more beneficial owners of TBI Common.

REMOVAL OF DIRECTORS

     NCBE. Under the Indiana Law, directors may be removed in any manner provided in the corporation's articles of incorporation. In addition, unless the articles of incorporation provide otherwise, the shareholders or directors may remove one or more directors with or without cause. A director may be removed by the shareholders, if they are otherwise authorized to do so, only at a meeting called for that purpose, and such purpose must be stated in the notice of the meeting. A director elected by a voting group of shareholders may be removed only by that voting group. NCBE's Articles of Incorporation do not contain any provisions changing the statutory provisions relating to the removal of directors.

     TBI. The Kentucky Law is substantially the same as the Indiana Law. TBI's Articles of Incorporation do not contain any provisions changing the statutory provisions relating to the removal of directors.

AMENDMENTS TO ARTICLES OF INCORPORATION

     NCBE. The Indiana Law provides that, unless a greater vote is required under a specific provision of the Indiana Law or by a corporation's articles of incorporation or its board of directors, a corporation may amend its articles of incorporation upon the affirmative vote of the holders of a greater number of shares cast in favor of the amendment than the holders of shares cast against the amendment, unless the amendment would create dissenters' rights in which case a favorable vote of the holders of a majority of the outstanding shares is required. Certain amendments, unless provided otherwise in a corporation's articles of incorporation, do not require shareholder approval. Under the Indiana Law, a corporation's board of directors may condition its submission of a proposed amendment to the shareholders of the corporation on any basis, including the requirement of the affirmative vote of holders of a greater percentage of the voting shares of the corporation than otherwise would be required under the Indiana Law. NCBE's Articles of Incorporation provide that amendments must be approved by the holders of a majority of the outstanding voting shares; except that any amendment to the provisions concerning business combinations must be approved by the holders of eighty percent (80%) of the outstanding voting shares.

     TBI. The Kentucky Law is substantially the same as the Indiana Law. TBI's Articles of Incorporation do not contain any provisions changing the statutory provisions relating to amendments of its Articles of Incorporation.

VOTING RIGHTS

     NCBE. On all matters other than the election of directors, NCBE shareholders are entitled to cast one vote per share of NCBE Common. NCBE shareholders are entitled to cumulative voting on election of directors. Cumulative voting permits a shareholder to cast a number of votes equal to the number of shares owned multiplied by the number of directors to be elected. Such votes may be cast for one nominee or spread among designated nominees.

     TBI. Holders of shares of TBI Common are entitled to one vote per share on all matters to be voted upon by the shareholders.

RIGHTS OF FIRST REFUSAL OR TRANSFER OF SHARES.

     NCBE. Under the Indiana Law, a corporation's articles of incorporation or by-laws, or an agreement among shareholders or an agreement between shareholders and the corporation may impose restrictions on the transfer or registration of transfer of shares. There are no such restrictions applicable to shares of NCBE Common.

     TBI. The Kentucky Law is substantially the same as the Indiana Law. TBI's Articles of Incorporation provide that no shares of TBI Common or any interests therein may be sold, conveyed or transferred by any person, including TBI, until such shares have been offered for sale to the other shareholders of TBI in proportion to their ownership. The Articles of Incorporation require TBI to purchase any shares which remain unsold after the exercise of such purchase rights by the shareholders.

SPECIAL MEETINGS OF SHAREHOLDERS

     NCBE. The Indiana Law provides that a corporation with more than 50 shareholders shall hold a special meeting of shareholders on call of its board of directors or the persons authorized to do so in the corporation's articles of incorporation or by-laws. NCBE's By-laws provide that a special meeting of shareholders must be held upon the request of the Chairman of the Board, the President, a majority of the Board of Directors or the holders of 25% or more of the outstanding shares of voting stock.

     TBI. The Kentucky Law provides that a corporation must hold a special meeting of shareholders on the call of its board of directors or the persons authorized to do so in the corporation's articles of incorporation or by-laws or at the request of the holders of at least 33 1/3% (or such higher or lower percentage specified in the articles of incorporation) of the votes entitled to be cast at a special meeting. TBI's By-Laws provide that special meetings of the shareholders of a corporation may be called at any time, for any purpose or purposes, by the Board of Directors, the President or the holders of 20% or more of all the outstanding shares.

SHAREHOLDER ACTION BY WRITTEN CONSENT

     NCBE. Under the Indiana Law, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent to such action is signed by all shareholders entitled to vote thereon.

     TBI.  The Kentucky Law is substantially the same as the Indiana Law.

DISSENTERS' RIGHTS

     NCBE. Under the Indiana Law, a shareholder of a corporation is entitled (subject to certain exceptions) to receive payment for the fair value of his shares if, among other things, such shareholder dissents from a plan of share exchange, sale or exchange of all or substantially all of the property of the corporation, or a merger or control share acquisition to which such corporation is a party. NCBE's shareholders are not required to vote on the Merger nor are they entitled to exercise dissenters' rights in connection with the Merger.

     TBI. The Kentucky Law is substantially the same as the Indiana Law. Shareholders of TBI are entitled to exercise such rights in connection with the Merger. See "THE MERGER -- Dissenters' Rights."

CONTROL SHARE ACQUISITIONS

     NCBE. Pursuant to the Indiana Law, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. Unless otherwise provided in a corporation's articles of incorporation or by-laws before a control share acquisition has occurred, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares. "Control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect of which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, has its principal place of business, its principal office or substantial assets within Indiana and either (i) more than 10% of its shareholders resident in Indiana, (ii) more than 10% of its shares owned by Indiana residents or (iii) 10,000 shareholders resident in Indiana. The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that said provisions do not apply. NCBE's Articles of Incorporation and By-laws do not exclude NCBE from the restrictions imposed by such provisions.

     TBI.  There is no similar provision under the Kentucky Law.

INDEMNIFICATION

     NCBE. Pursuant to the Indiana Law, NCBE is obligated to indemnify certain officers and directors in connection with liabilities arising from legal proceedings resulting from such person's service to NCBE in certain circumstances. NCBE may also voluntarily undertake to indemnify certain persons acting on NCBE's behalf in certain circumstances.

The Indiana Law provides for mandatory indemnification of directors and officers of Indiana corporations and permissive indemnification of directors, officers, employees and agents of corporations who are made parties to proceedings as a result of their relationship with such corporation. The Indiana Law also applies to individuals who are serving at such corporation's request as directors, officers, employees and agents of such corporation's subsidiaries. The Indiana Law requires corporations, unless limited by their articles of incorporation, to indemnify any director or officer against reasonable expenses incurred in connection with any proceeding to which such person was a party if the individual is wholly successful on the merits. The Indiana Law authorizes corporations to indemnify any director, officer, employee or agent against liability incurred in such a proceeding generally if the individual's conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual's official capacity, that his or her conduct was in the corporation's best interests and in all other cases that his or her conduct was not opposed to the best interests of such corporation. The Indiana Law further authorizes any court of competent jurisdiction, unless the articles of incorporation provide otherwise, to order indemnification generally if the court determines a director or officer of a corporation is entitled to mandatory indemnification or is otherwise fairly and reasonably entitled to indemnification in view of all the relevant circumstances. The Indiana Law also authorizes corporations to advance reasonable expenses in advance of final disposition of a proceeding generally if the individual affirms in writing a good faith belief that he satisfies the standard of conduct for permissive indemnification, the individual undertakes in a signed writing to repay the advance if it is determined he does not satisfy the standard of conduct for permissive indemnification and the corporation determines that the facts then known do not preclude indemnification. Finally, the Indiana Law authorizes further indemnification to the extent that the corporation may provide in its articles of incorporation, by-laws, a resolution of the board of directors or the shareholders or any other authorization, whenever adopted, after notice, by a majority vote of holders of all the voting shares then issued and outstanding. NCBE's Articles of Incorporation generally provide for the indemnification of NCBE's directors, officers, employees and agents to the extent permitted by the Indiana Law.

     TBI. The Kentucky Law is substantially similar to the Indiana Law. TBI's By-Laws contain provisions requiring indemnification of directors and officers generally in accordance with the Kentucky Law.

LIMITATION OF LIABILITY OF DIRECTORS

     NCBE. The Indiana Law provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office in compliance with the Indiana Law and the breach or failure to perform constitutes willful misconduct or recklessness. Subject to this standard, a director who votes for or assents to distributions in violation of the Indiana Law is personally liable to the corporation for the amount of the illegal distribution and is entitled to contribution from the other directors who voted for or assented to such distribution and the shareholders who received the distribution.

     TBI. The Kentucky Law provides that a director who votes for or assents to distributions in violation of the Kentucky Law is personally liable to the corporation for the amount of the illegal distribution and is entitled to contribution from the other directors who voted for or assented to such distribution and the shareholders who received the distribution.

CONSIDERATION OF NON-SHAREHOLDER INTERESTS

     NCBE. The Indiana Law specifically authorizes directors, in considering the best interests of a corporation, to consider the short-term and long-term interests of the corporation as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Under the Indiana Law, directors are not required to approve a proposed corporate action if the directors determine in good faith after considering and weighing as they deem appropriate the effect of such action on the corporation's constituents that such approval is not in the best interest of the corporation. In addition, the Indiana Law states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed acquisition of control of a corporation or the amounts to be paid to shareholders under such an acquisition. The Indiana Law explicitly provides that the different or higher degree of scrutiny imposed under the Delaware General Corporation Law with respect to Delaware corporations and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. Any determination made with respect to the foregoing by a majority of the disinterested directors will conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

     TBI.  There is similar provision under the Kentucky Law.

                                 LEGAL MATTERS

     The legality of the securities offered hereby and certain tax consequences of the Merger will be passed upon by Baker & Daniels, Indianapolis, Indiana.

                                    EXPERTS

     The consolidated financial statements of NCBE and subsidiaries as of December 31, 1997 and 1996 and each of the three years in the three-year period ended December 31, 1997, incorporated by reference to NCBE's Annual Report on Form 10-K, have been audited by McGladrey & Pullen, LLP, independent certified public accountants, as set forth in their report and incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon such reports and upon the authority of such firm as experts in auditing and accounting.

     The consolidated financial statements of TBI as of September 30, 1997 and the year ended September 30, 1997, included in this Prospectus/Proxy Statement have been audited by Geo. S. Olive & Co. LLC, independent auditors, as set forth in a report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of TBI as of September 30, 1996 and the year ended September 30, 1996, included in this Prospectus/Proxy Statement have been audited by Eskew & Gresham, PSC, independent auditors, as set forth in a report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

               INDEX TO TRIGG BANCORP, INC. FINANCIAL STATEMENTS


INDEPENDENT AUDITOR'S REPORT--SEPTEMBER 30, 1997                             F-1
INDEPENDENT AUDITOR'S REPORT--SEPTEMBER 30, 1996                             F-2

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet as of December 31, 1997 (unaudited)
and September 30, 1997 and 1996                                              F-3
Consolidated Statement of Income for the Three-Month Periods
Ended December 31, 1997 and 1996 (unaudited) and the Years
Ended September 30, 1997 and 1996                                            F-4
Consolidated Statement of Changes in Stockholders' Equity for the
Three-Month Period Ended December 31, 1997 (unaudited) and
the Years Ended September 30, 1997 and 1996                                  F-5
Consolidated Statement of Cash Flows for the Three-Month Periods
Ended December 31, 1997 and 1996 (unaudited) and the Years
Ended September 30, 1997 and 1996                                            F-6
Notes to Consolidated Financial Statements at September 30, 1997 and 1996    F-7


                         INDEPENDENT AUDITOR'S REPORT



To the Stockholders and
Board of Directors
Trigg Bancorp, Inc.
Cadiz, Kentucky


We have audited the consolidated balance sheet of Trigg Bancorp, Inc. and subsidiary as of September 30, 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Trigg Bancorp, Inc. and subsidiary as of September 30, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

GEO. S. OLIVE & CO. LLC

Evansville, Indiana
October 29, 1997


                                      (F-1)

                         INDEPENDENT AUDITOR'S REPORT




Trigg Bancorp, Inc.
Cadiz, Kentucky


We have audited the accompanying consolidated balance sheet of Trigg Bancorp, Inc. and Subsidiary as of September 30, 1996, and the related statements of income, stockholders' equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trigg Bancorp, Inc. and Subsidiary as of September 30, 1996, and the results of their operations and their cash flows for the fiscal year ended September 30, 1996, in conformity with generally accepted accounting principles.

ESKEW & GRESHAM, PSC
Louisville, Kentucky
October 11, 1996









                                 (F-2)

                    TRIGG BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED BALANCE SHEET

                                                       DECEMBER 31,         SEPTEMBER 30
                                                                        --------------------
                                                          1997           1997           1996
------------------------------------------------------------------------------------------------
                                                      (Unaudited)
ASSETS
Cash and due from banks                              $  3,462,006   $  2,605,838   $  1,768,351
Federal funds sold                                      1,370,000        485,000      2,350,000
                                                     ------------------------------------------
    Cash and cash equivalents                           4,832,006      3,090,838      4,118,351
Interest bearing time deposits                            700,000
Investment securities available for sale               35,297,275     33,391,260     28,152,368
Loans                                                  52,959,755     55,077,992     56,624,293
  Allowance for loan losses                              (868,835)      (842,690)      (741,359)
                                                     ------------------------------------------
    Net loans                                          52,090,920     54,235,302     55,882,934
Premises and equipment                                    604,912        643,080        583,155
Federal Home Loan Bank stock                            1,653,100      1,623,500      1,275,700
Interest receivable                                     1,155,827      1,189,483      1,202,947
Other assets                                               44,887        172,355        264,208
                                                     ------------------------------------------
    Total assets                                      $96,378,927    $94,345,818    $91,479,663
                                                     ------------------------------------------
                                                     ------------------------------------------
LIABILITIES
 Deposits
  Noninterest bearing                                 $10,081,265   $  9,256,124   $  8,571,415
  Interest bearing                                     62,370,240     60,227,760     60,835,125
                                                     ------------------------------------------
    Total deposits                                     72,451,505     69,483,884     69,406,540
Long-term debt                                         14,821,397     15,948,568     14,178,838
Interest payable                                          338,558        315,268        326,811
Other liabilities                                         235,144        537,599        403,969
                                                     ------------------------------------------
    Total liabilities                                  87,846,604     86,285,319     84,316,158
                                                     ------------------------------------------

STOCKHOLDERS' EQUITY
 Common stock
  Authorized--25,000 shares
  Issued and outstanding--10,086 shares                 2,526,615      2,526,615      2,526,615
Retained earnings                                       5,625,043      5,316,986      4,817,957
Net unrealized gain (loss) on securities
 available for sale                                       380,665        216,898       (181,067)
                                                     ------------------------------------------
    Total stockholders' equity                          8,532,323      8,060,499      7,163,505
                                                     ------------------------------------------
    Total liabilities and stockholders' equity        $96,378,927    $94,345,818    $91,479,663
                                                     ------------------------------------------
                                                     ------------------------------------------

See notes to consolidated financial statements.

                                      (F-3)

                      TRIGG BANCORP, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENT OF INCOME

                                                   QUARTER ENDED                   YEAR ENDED
                                                    DECEMBER 31                   SEPTEMBER 30
                                            ---------------------------------------------------------
                                                 1997           1996           1997           1996
                                            ---------------------------------------------------------
                                                    (Unaudited)
INTEREST INCOME
 Loans receivable                             $1,338,823     $1,373,318     $5,383,332     $5,627,975
 Investment securities
    Taxable                                      442,554        454,199      1,815,055      1,621,165
    Tax exempt                                   112,590         68,326        351,172        166,143
 Federal funds sold                               23,378         25,171         47,157         52,350
                                            ---------------------------------------------------------
      Total interest income                    1,917,345      1,921,014      7,596,716      7,467,633
                                            ---------------------------------------------------------
INTEREST EXPENSE
 Deposits                                        706,532        708,520      2,754,458      2,839,045
 Short-term borrowings                            21,205         38,423
 Long-term debt                                  255,830        238,987      1,016,121        677,712
                                            ---------------------------------------------------------
      Total interest expense                     962,362        947,507      3,791,784      3,555,180
                                            ---------------------------------------------------------

NET INTEREST INCOME                              954,983        973,507      3,804,932      3,912,453
 Provision for loan losses                         2,110         65,974        175,974        225,000
                                            ---------------------------------------------------------

NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                 952,873        907,533      3,628,958      3,687,453
                                            ---------------------------------------------------------
OTHER INCOME
 Service charges on deposit accounts              99,878         93,966        348,797        385,937
 Net realized gains on sales of
  available-for-sale securities                                   2,667          3,821          9,306
 Other income                                     63,486         14,977        103,658        113,631
                                            ---------------------------------------------------------
      Total other income                         163,364        111,610        456,276        508,874
                                            ---------------------------------------------------------
OTHER EXPENSES
 Salaries and employee benefits                  305,075        264,091      1,397,804      1,484,474
 Net occupancy expenses                           44,618         43,939        171,958        195,045
 Bank franchise tax                               27,000         21,000         88,663         80,000
 Office supplies                                  12,778         25,866         72,127         97,058
 Legal and professional fees                      36,493         33,017        142,119         82,677
 Other expenses                                  109,026        204,011        459,004        520,080
                                            ---------------------------------------------------------
      Total other expenses                       534,990        591,924      2,331,675      2,459,334
                                            ---------------------------------------------------------
INCOME BEFORE INCOME TAX                         581,247        427,219      1,753,559      1,736,993
 Income tax expense                              121,900        108,236        498,080        530,077
                                            ---------------------------------------------------------
NET INCOME                                    $  459,347     $  318,983     $1,255,479     $1,206,916
                                            ---------------------------------------------------------
                                            ---------------------------------------------------------
BASIC EARNINGS PER SHARE                          $45.54         $31.63        $124.48        $119.71
                                            ---------------------------------------------------------
                                            ---------------------------------------------------------

See notes to consolidated financial statements.

                                       (F-4)

                      TRIGG BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                      NET UNREALIZED
                                                  COMMON STOCK                        GAIN (LOSS) ON
                                             -----------------------                    SECURITIES
                                                SHARES                    RETAINED     AVAILABLE FOR
                                             OUTSTANDING     AMOUNT       EARNINGS          SALE           TOTAL
                                            ----------------------------------------------------------------------
BALANCES, OCTOBER 1, 1995                       10,081     $2,523,115     $4,367,097      $  97,025     $6,987,237

 Net income for 1996                                                       1,206,916                     1,206,916
 Cash dividends ($75 per share)                                             (756,056)                     (756,056)
 Issuance of five shares of common stock             5          3,500                                        3,500
 Net change in unrealized gain (loss)
  on securities available for sale                                                         (278,092)      (278,092)
                                            ----------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996                    10,086      2,526,615      4,817,957       (181,067)     7,163,505

 Net income for 1997                                                       1,255,479                     1,255,479
 Cash dividends ($75 per share)                                             (756,450)                     (756,450)
 Net change in unrealized gain (loss)
  on securities available for sale                                                          397,965        397,965
                                            ----------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1997                    10,086      2,526,615      5,316,986        216,898      8,060,499

 Net income (unaudited)                                                      459,347                       459,347
 Cash dividends ($15 per share)
  (unaudited)                                                               (151,290)                     (151,290)
 Net change in unrealized gain (loss)
  on securities available for sale
  (unaudited)                                                                               163,767        163,767
                                            ----------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997 (UNAUDITED)         10,086     $2,526,615     $5,625,043       $380,665     $8,532,323
                                            ----------------------------------------------------------------------
                                            ----------------------------------------------------------------------

See notes to consolidated financial statements.


                                      (F-5)

                      TRIGG BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              QUARTER ENDED                YEAR ENDED
                                                               DECEMBER 31                 SEPTEMBER 30
                                                       ----------------------------------------------------------
                                                            1997            1996         1997           1996
                                                       ----------------------------------------------------------
                                                                (Unaudited)
OPERATING ACTIVITIES
 Net income                                               $  459,347     $  318,983     $1,255,479     $1,206,916
 Adjustments to reconcile net income to net
   cash provided by operating
   activities
   Provision for loan losses                                   2,110         65,974        175,974        225,000
   Depreciation                                               24,450         22,638         87,338         70,175
   Deferred income tax                                        50,680        (33,564)       (62,000)       (35,218)
   Gain on sale of premises and equipment                                                   (5,485)        (5,485)
   Investment securities amortization (accretion), net        15,075         (9,041)        29,002        (15,338)
   Investment securities (gains)                                             (2,667)        (3,821)        (9,306)
   Net change in
    Interest receivable                                       33,656        119,826         13,464       (129,632)
    Interest payable                                          23,290          9,850        (11,543)        (1,897)
    Other assets                                              (7,577)        (2,026)       (51,159)        (5,202)
    Other liabilities                                       (302,455)      (231,136)       133,630        (14,240)
                                                       ----------------------------------------------------------
   Net cash provided by operating activities                 298,576        253,352      1,560,879      1,291,258
                                                       ----------------------------------------------------------
INVESTING ACTIVITIES
 Net change in interest bearing deposits                    (700,000)
 Purchases of securities available for sale               (3,649,403)    (3,757,493)   (14,045,559)   (20,236,817)
 Proceeds from maturities of securities available
  for sale                                                 1,976,445      2,077,636      5,526,498      1,550,000
 Proceeds from sales of securities
  available for sale                                                        416,810      3,857,965     12,317,664
 Net change in loans                                       2,142,272        479,656      1,471,658     (2,747,547)
 Purchases of premises and equipment                                         (7,955)      (157,778)       (85,388)
 Proceeds from sale of premises and equipment                 13,718         16,000         16,000
 Purchase of Federal Home Loan Bank stock                    (29,600)       (42,300)      (347,800)      (463,300)
                                                       ----------------------------------------------------------
  Net cash used by investing activities                     (246,568)      (817,646)    (3,679,016)    (9,665,388)
                                                       ----------------------------------------------------------
FINANCING ACTIVITIES
 Net change in
  Noninterest-bearing, interest-bearing demand
    and savings deposits                                   1,149,570      1,455,388      1,705,200       (672,423)
  Certificates of deposit                                  1,818,051       (838,753)    (1,627,856)     3,976,577
 Proceeds of long-term debt                                                              3,000,000      5,750,000
 Repayment of long-term debt                              (1,127,171)      (277,481)    (1,230,270)      (891,831)
 Cash dividends                                             (151,290)      (151,290)      (756,450)      (756,056)
 Sale of stock                                                                                              3,500
                                                       ----------------------------------------------------------
  Net cash provided by financing activities                1,689,160        187,864      1,090,624      7,409,767
                                                       ----------------------------------------------------------

                                      (F-6)

                      TRIGG BANCORP, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Continued)

                                                       QUARTER ENDED                YEAR ENDED
                                                        DECEMBER 31                SEPTEMBER 30
                                                    1997           1996        1997           1996
                                              ----------------------------------------------------------
                                                        (Unaudited)
NET CHANGE IN CASH AND CASH EQUIVALENTS       $1,741,168    $  (376,430)  $ (1,027,513)      (964,363)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR                             3,090,838      4,118,351      4,118,351      5,082,714
                                              ----------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR        $4,832,006     $3,741,921   $  3,090,838   $  4,118,351
                                              ----------------------------------------------------------
                                              ----------------------------------------------------------
ADDITIONAL CASH FLOWS INFORMATION
  Interest paid                               $  939,072     $  937,657   $  3,803,327   $  3,557,077
  Income tax paid                                160,000        161,300        486,157        595,492


See notes to consolidated financial statements.


                                      (F-7)

                      TRIGG BANCORP, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Table Dollar Amounts in Thousands)


-  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Trigg Bancorp, Inc. (Company) and its wholly owned subsidiary, Trigg County Farmers Bank (Bank), conform to generally accepted accounting principles and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a bank holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a state bank charter and provides full banking services, including trust services. As a state bank, the Bank is subject to regulation by the Kentucky Department of Financial Institutions and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Trigg County, Kentucky and surrounding counties. The loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

The unaudited consolidated financial statements as of December 31, 1997 and for the three-month periods ended December 31, 1997 and 1996 include the accounts of the Company and Bank after elimination of material intercompany transactions and have been prepared by the Company without audit. In the opinion of management all adjustments necessary to fairly present these statements have been made. Footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted for these statements. The results of operations for the three months ended December 31, 1997 and 1996 are not necessarily indicative of the operating results for the full year.

CONSOLIDATION--The consolidated financial statements include the accounts of the Company and the Bank after elimination of all material intercompany transactions and accounts.

INVESTMENT SECURITIES--Debt securities are classified as available for sale and are carried at fair value with unrealized gains and losses reported separately in stockholders' equity, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.


                                      (F-8)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


LOANS are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans, except for installment loans with add-on interest, for which a method that approximates the level yield method is used. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

ALLOWANCE FOR LOAN LOSSES is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of September 30, 1997 the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Bank operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

PREMISES AND EQUIPMENT are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

FEDERAL HOME LOAN BANK (FHLB) STOCK is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula.

INCOME TAX in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.


                                      (F-9)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


-  INVESTMENT SECURITIES


                                                           GROSS         GROSS
                                         AMORTIZED       UNREALIZED    UNREALIZED       FAIR
                                           COST            GAINS         LOSSES         VALUE
                                         ------------------------------------------------------
SEPTEMBER 30, 1997
 Available for sale
  U. S. Treasury                         $  1,258           $  1            $16       $  1,243
  Federal agencies                          9,958             57             27          9,988
  State and municipal                       7,692            281              4          7,969
  Mortgage-backed securities               11,800             80             25         11,855
  Other securities                          2,354                            18          2,336
                                         ------------------------------------------------------
    Total available for sale              $33,062           $419            $90        $33,391
                                         ------------------------------------------------------
                                         ------------------------------------------------------
SEPTEMBER 30, 1996
 Available for sale
  U. S. Treasury                         $  2,510           $  1        $  (47)       $  2,464
  Federal agencies                         12,206             52          (168)         12,090
  State and municipal                       4,664             86           (35)          4,715
  Mortgage-backed securities                6,369             23          (120)          6,272
  Other securities                          2,677              2           (68)          2,611
                                         ------------------------------------------------------
    Total available for sale              $28,426           $164         $(438)        $28,152
                                         ------------------------------------------------------
                                         ------------------------------------------------------

The amortized cost and fair value of securities available for sale at September 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                         AMORTIZED         FAIR
                                                           COST            VALUE
                                                       --------------------------
Within one year                                          $  3,146       $  3,159
One to five years                                           9,620          9,627
Five to ten years                                           2,567          2,559
After ten years                                             5,929          6,191
                                                       --------------------------
                                                           21,262         21,536
Mortgage-backed securities                                 11,800         11,855
                                                       --------------------------
    Totals                                                $33,062        $33,391
                                                       --------------------------
                                                       --------------------------


Securities with a carrying value of $8,936,000 and $6,137,000 were pledged at September 30, 1997 and 1996 to secure certain deposits and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during fiscal 1997 were $3,857,965. Gross gains of $19,372 and gross losses of $15,551 were realized on those sales.


                                      (F-10)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


Proceeds from sales and calls of securities available for sale during fiscal 1996 were $12,317,664. Gross gains of $45,229 and gross losses of $35,923 were realized on those sales or calls.

In December 1995, the Bank transferred certain securities from held to maturity to available for sale in accordance with a transition reclassification allowed by the Financial Accounting Standards Board. Such securities had a carrying value of $8,700,000.


-  LOANS AND ALLOWANCES


SEPTEMBER 30                                                 1997           1996
---------------------------------------------------------------------------------
Commercial and real estate mortgages                      $52,020        $52,332
Loans to individuals for household and
 other personal expenditures                                3,428          4,896
                                                        -------------------------
                                                           55,448         57,228
Unearned interest on loans                                   (370)          (604)
                                                        -------------------------
     Total loans                                          $55,078        $56,624
                                                        -------------------------
                                                        -------------------------
Allowance for loan losses
  Balances, October 1                                      $  741         $  624
  Provision for losses                                        176            225
  Recoveries on loans                                         129            113
  Loans charged off                                          (203)          (221)
                                                        -------------------------
  Balances, September 30                                   $  843         $  741
                                                        -------------------------
                                                        -------------------------


Impaired loans had a carrying value of $216,700 at September 30, 1996. The average recorded investment in the impaired loans during 1996 was approximately $250,000. The total allowance for loan losses related to those loans was approximately $42,200.

Interest income recognized on impaired loans, which equaled the cash received, was $29,000 for fiscal year 1996. The Company had no impaired loans during 1997.

The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. As defined, total loans to directors, executive officers and significant stockholders were as follows:



Balance, October 1, 1996                                   $1,122
New loans, including renewals                               1,070
Payments, including renewals                                 (826)
                                                        ---------
Balance, September 30, 1997                                $1,366
                                                        ---------
                                                        ---------

                                      (F-11)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


-  PREMISES AND EQUIPMENT


SEPTEMBER 30                                                 1997           1996
---------------------------------------------------------------------------------
Land                                                       $  128         $  128
Buildings                                                     924            917
Equipment                                                   1,208          1,097
                                                           ---------------------
    Total cost                                              2,260          2,142
Accumulated depreciation                                   (1,617)        (1,559)
                                                           ---------------------
Net                                                        $  643         $  583
                                                           ---------------------
                                                           ---------------------

-  DEPOSITS


SEPTEMBER 30                                                 1997           1996
---------------------------------------------------------------------------------
Demand deposits                                           $28,217        $26,459
Savings deposits                                            6,007          6,060
Certificates and other time deposits of $100,000 or more    6,257          6,562
Other certificates and time deposits                       29,003         30,326
                                                          ----------------------
Total deposits                                            $69,484        $69,407
                                                          ----------------------
                                                          ----------------------
Certificates maturing in years ending September 30
 1998                                                                    $17,335
 1999                                                                      6,638
 2000                                                                      5,102
 2001                                                                      2,060
 2002                                                                      2,177
 Thereafter                                                                1,948
                                                                         -------
                                                                         $35,260
                                                                         -------
                                                                         -------

Certain officers and directors maintain deposit accounts with the Company. The amount of these deposits was $707,000 and $763,000 at September 30, 1997 and 1996.


-  LONG-TERM DEBT

The Company's FHLB advances are at variable rates due at various dates through September 2010. At September 30, 1997, the FHLB advances are secured by first-mortgage loans totaling approximately $23,924,000, or 150%, of outstanding advances and $1,000,000 of investments. Advances are subject to restrictions or penalties in the event of prepayment.


                                      (F-12)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


Maturities in years ending September 30
 1998                                                               $1,273
 1999                                                                1,345
 2000                                                                1,437
 2001                                                                1,536
 2002                                                                1,619
 Thereafter                                                          8,739
                                                                   -------
                                                                   $15,949
                                                                   -------
                                                                   -------

-  LINES OF CREDIT

At September 30, 1997, the Bank had available federal funds purchased lines with two financial institutions totaling $4,000,000. There were no borrowings against these lines.


-  INCOME TAX


YEAR ENDED SEPTEMBER 30                                      1997           1996
--------------------------------------------------------------------------------
Income tax expense
 Currently payable                                           $560           $565
 Deferred                                                     (62)           (35)
                                                            ----------------------
Total income tax expense                                     $498           $530
                                                            ----------------------
Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%                          $596           $591
Tax-exempt interest                                          (132)           (63)
Other                                                          34              2
                                                            ----------------------
Actual tax expense                                           $498           $530
                                                            ----------------------
                                                            ----------------------

                                      (F-13)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:



SEPTEMBER 30                                                 1997           1996
---------------------------------------------------------------------------------
Differences in accounting for loan losses                    $182           $148
Differences in accounting for FHLB stock dividends            (45)           (45)
Differences in depreciation methods                            (9)           (10)
Deferred compensation                                          22             24
Unrealized gain/loss on securities available for sale        (112)            93
Other                                                         (29)
                                                           ----------------------
                                                             $ 38           $181
                                                           ----------------------
Assets                                                       $204           $265
Liabilities                                                  (166)           (84)
                                                           ----------------------
                                                           ----------------------
                                                             $ 38           $181
                                                           ----------------------
                                                           ----------------------

-  COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk as of September 30 were as follows:


                                                            1997           1996
---------------------------------------------------------------------------------
Commitments to extend credit                               $2,575         $3,661
Standby letters of credit                                     147            260


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.


                                      (F-14)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

The Company has an agreement with a key executive which requires the payment of additional compensation in the event of a change in control.

The Company and subsidiary are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.


-  RESTRICTION ON DIVIDENDS

Without prior approval, the Bank is restricted by the laws and regulations of the Department of Financial Institutions, the Commonwealth of Kentucky, the Federal Reserve Bank and the Federal Deposit Insurance Corporation as to the maximum amount of dividends it can pay to the parent. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.


-  REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitatitve judgments by the regulators about components, risk weightings and other factors.

At September 30, 1997, the management of the Company believes that it meets all capital adequacy requirements to which it is subject. The most recent notification from the regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed this categorization.


                                      (F-15)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


The Bank's actual and required capital amounts and ratios are as follows:


                                                                        1997
                                            ------------------------------------------------------------
                                                                     REQUIRED FOR           TO BE WELL
                                                  ACTUAL           ADEQUATE CAPITAL*       CAPITALIZED*
                                            ------------------------------------------------------------
SEPTEMBER 30                                AMOUNT      RATIO      AMOUNT     RATIO      AMOUNT    RATIO
--------------------------------------------------------------------------------------------------------
Total capital* (to risk-weighted assets)    $8,525      15.1%      $4,531      8.0%      $5,664    10.0%
Tier I capital* (to risk-weighted assets)    7,815      13.8        2,265      4.0        3,398     6.0
Tier I capital* (to average assets)          7,815       8.2        3,813      4.0        4,767     5.0


*As defined by regulatory agencies


-  401(K) PLAN

The Company has a retirement savings Section 401(k) plan in which substantially all employees may participate. The Company's expense for the plan was approximately $22,000 and $46,000 for the years ended September 30, 1997 and 1996.


-  CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company.

                            CONDENSED BALANCE SHEET

SEPTEMBER 30                                                 1997           1996
--------------------------------------------------------------------------------
ASSETS
 Cash                                                        $  6           $  7
 Investment in subsidiary                                   8,031          7,133
 Other assets                                                  24             24
                                                          -----------------------
    Total assets                                           $8,061         $7,164
                                                          -----------------------
                                                          -----------------------
STOCKHOLDERS' EQUITY
Common stock                                               $2,527         $2,527
Retained earnings                                           5,317          4,818
Net unrealized gain (loss) on securities
 available for sale                                           217           (181)
                                                          -----------------------
Total stockholders' equity                                 $8,061         $7,164
                                                          -----------------------
                                                          -----------------------

                                      (F-16)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


                         CONDENSED STATEMENT OF INCOME


YEAR ENDED SEPTEMBER 30                                      1997           1996
--------------------------------------------------------------------------------
INCOME
 Dividends from subsidiary                                  $  756         $  756

EXPENSES
 Other expenses                                                  1              1
                                                          -----------------------
INCOME BEFORE INCOME TAX AND EQUITY IN
 UNDISTRIBUTED INCOME OF SUBSIDIARY                            755            755

INCOME TAX BENEFIT                                              (1)            (7)
                                                          -----------------------
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY     756            762

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY                   499            445
                                                          -----------------------
NET INCOME                                                  $1,255         $1,207
                                                          -----------------------
                                                          -----------------------

                       CONDENSED STATEMENT OF CASH FLOWS



YEAR ENDED SEPTEMBER 30                                      1997           1996
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income                                                 $1,255         $1,207
 Equity in undistributed earnings of subsidiary               (499)          (445)
 Net change in other liabilities                                (7)
 Other                                                          (1)             2
                                                          -----------------------
   Net cash provided by operating activities                   755            757
                                                          -----------------------
FINANCING ACTIVITIES
 Cash dividend                                                (756)          (756)
 Issuance of common stock                                                       4
                                                          -----------------------
   Net cash used by financing activities                      (756)          (752)
                                                          -----------------------
NET CHANGE IN CASH                                              (1)             5

CASH, BEGINNING OF YEAR                                          7              2
                                                          -----------------------
CASH, END OF YEAR                                           $    6         $    7
                                                          -----------------------
                                                          -----------------------

                                      (F-17)

TRIGG BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)


-  SUBSEQUENT EVENT (UNAUDITED)

On February 11, 1998, the Company entered into an Agreement and Plan of Merger (Merger Agreement) with National City Bancshares, Inc. (National City) to merge into National City. As of December 31, 1997, National City, which is headquartered in Evansville, Indiana, had total assets of $1.3 billion. The Merger Agreement with National City will be effected by converting each share of the Company's common stock into the right to receive 73 shares of National City stock. The merger is contingent upon approval of various regulatory agencies and the affirmative vote of the holders of a majority of the outstanding Company common stock.


                                      (F-18)

                                      APPENDIX A

                             AGREEMENT AND PLAN OF MERGER


     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of the 11th day of February, 1998, by and among National City Bancshares, Inc., an Indiana corporation ("NCBE"), Trigg Bancorp, Inc., a Kentucky corporation ("TBI"), and the undersigned shareholder of TBI (the "Shareholder").

                                 W I T N E S S E T H:

     WHEREAS, TBI owns all of the outstanding capital stock of Trigg County Farmers Bank, a Kentucky banking corporation located in Cadiz, Kentucky (the "Bank"); and

     WHEREAS, the parties desire that TBI merge with and into NCBE (the "Merger") in a transaction to be accounted for as a pooling-of-interests upon the terms and conditions contained herein; and

     WHEREAS, the Shareholder owns in excess of 50% of the outstanding capital stock of TBI, will directly benefit from the Merger and is willing to make certain representations, warranties and indemnities to NCBE; and

     WHEREAS, the Board of Directors of TBI deems the Merger advisable and in the best interests of TBI and its shareholders and has adopted a resolution approving this Agreement and directing that this Agreement be submitted for consideration at a meeting of TBI's shareholders; and

     WHEREAS, the Board of Directors of NCBE has adopted a resolution approving the Merger and this Agreement.

     NOW, THEREFORE, for and in consideration of the premises and the mutual agreements, representations, warranties and covenants herein contained and for the purpose of prescribing the terms and conditions of the Merger, the mode of carrying the Merger into effect, the manner of converting the capital stock of TBI, and such other provisions as are deemed desirable in connection with the Merger, the parties, intending to be bound, hereby agree as follows:

     1.   THE MERGER.

     (a) MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Indiana Business Corporation Law (the "IBCL") and the Kentucky Business Corporation Act (the "KBCA" and, together with the IBCL, the "Statutes"), at the Effective Time (as hereafter defined), TBI will be merged with and into NCBE. TBI shall be the merging corporation under the Merger and its separate corporate existence shall cease as of the Effective Time. NCBE shall be the surviving corporation under the Merger (the "Surviving Corporation") and shall succeed to and assume all rights and obligations of TBI in accordance with the Statutes.

     (b) REGULATORY APPROVALS. The parties acknowledge that certain approvals must be received from or notices must be given to federal and state banking regulatory agencies including: (i) the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"); (ii) the Kentucky Department of Financial Institutions; and (iii) any other banking regulatory authorities having jurisdiction over the parties or the Merger (the governmental agencies referred to in items (i)-(iii) above are collectively referred to herein as the "Applicable Governmental Authorities").

     (c) CLOSING; EFFECTIVE TIME. The delivery of the certificates and opinions called for by this Agreement shall take place at the offices of NCBE, 227 Main Street, Evansville, Indiana, at a closing (the "Closing") fixed by agreement of NCBE and TBI as promptly as practicable following the latest of (i) approval by all the Applicable Governmental Authorities; (ii) the expiration of any waiting period imposed by law; and (iii) satisfaction or waiver (to the extent legally permissible) of the conditions set forth in Sections 11, 12 and 13 of this Agreement. The parties shall execute and file on or prior to the Closing, articles of merger in the form required by the Statutes (the "Articles of Merger") relating to the Merger with the Indiana Secretary of State and the Kentucky Secretary of State. The time at which the Merger becomes effective shall be specified in the Articles of Merger and is hereafter referred to as the "Effective Time".
The Effective Time may not occur later than the fifth business day following the Closing.

     2.   EFFECTS OF THE MERGER.

     (a) EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the Statutes.

     (b) ARTICLES OF INCORPORATION AND BY-LAWS. The Articles of Incorporation and the By-Laws of NCBE as in effect at the Effective Time shall be the Articles of Incorporation and By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (c) DIRECTORS. The directors of NCBE serving at the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     (d) OFFICERS. The officers of NCBE serving at the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     3. CONVERSION OF TBI COMMON. Without any action on the part of any holders of any of TBI's shares of Common Stock, $25.00 par value per share ("TBI Common"), or shares of capital stock of NCBE, the Merger shall have the following effects with regard to the TBI Common:

     (a) CONVERSION OF TBI COMMON. As of the Effective Time, each issued and outstanding share of TBI Common other than Dissenting Shares (as hereafter defined) shall be converted into the right to receive seventy-three (73) shares of NCBE's Common Stock, without par value ("NCBE Common"). If between the date hereof and prior to the Closing, the number of outstanding shares of NCBE Common should be changed as the result of a stock dividend, stock split or reclassification (a "Share Adjustment"), the number of shares of NCBE Common to be received by holders of TBI Common shall be appropriately adjusted to reflect the Share Adjustment. The shares of NCBE to be issued in the Merger are referred to as the "Merger Consideration."

     (b) CANCELLATION OF TREASURY STOCK. As of the Effective Time, each share of TBI Common that is owned by TBI in its treasury shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. The foregoing shall not apply to any issued and outstanding shares held by TBI in a fiduciary or similar capacity.

     (c) DISSENTING SHARES. "Dissenting Shares" shall mean shares of TBI Common held by any person who properly exercises and perfects rights under the KBCA as a dissenting shareholder. The holder of any Dissenting Shares shall only have the rights accorded a dissenting shareholder under the KBCA and shall not receive any part of the Merger Consideration.

     4. EFFECT ON NCBE COMMON. The Merger shall have no effect on the shares of NCBE Common issued and outstanding immediately prior to the Effective Time.

     5.   EXCHANGE OF CERTIFICATES.

     (a) SURRENDER OF CERTIFICATES. Within five (5) business days after the Effective Time, The National City Bank of Evansville (the "Exchange Agent"), shall send to each record holder of TBI Common (except for holders of Dissenting Shares), a letter of transmittal for use in effecting the surrender of certificates formerly evidencing TBI Common in exchange for the Merger Consideration. The letter of transmittal shall specify how surrender of the certificates formerly evidencing shares of TBI Common shall be effected. Upon surrender of a certificate formerly evidencing TBI Common to the Exchange Agent together with such letter of transmittal and such other documentation that reasonably may be required by NCBE or the Exchange Agent, the Merger Consideration shall be issued, and the certificate so surrendered shall be canceled. No interest shall accrue or be paid with respect to the Merger Consideration. There shall be no obligation to deliver the Merger Consideration in respect of any shares of TBI Common until (and then only to the extent that) the holder thereof validly surrenders the certificates formerly representing the shares of TBI Common for exchange as provided in this Section 5, or, in lieu thereof, delivers to the Exchange Agent an appropriate affidavit of loss and an indemnity agreement as may be required in any such case by NCBE in its reasonable discretion. If any payment for shares of TBI Common is to be made in a name other than the registered holder of a surrendered certificate, it shall be a condition to the payment that the certificate shall be properly endorsed or otherwise in proper form for transfer, that all signatures shall be guaranteed by a member of the Medallion Signature Guarantee Program that is either a member firm of any national securities exchange in the United States or the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office in the United States, and that the person requesting the payment shall either (i) pay to the Exchange Agent any transfer or other taxes required by reason of the payment to a person other than the registered holder of a surrendered certificate or (ii) establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not payable.

     (b) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to NCBE Common with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate(s) evidencing shares of TBI Common with respect to the shares of NCBE Common evidenced thereby, and no cash payment in lieu of fractional shares shall be delivered to any such holder pursuant to Section 3, in each case until the surrender of such certificate(s) in accordance with this Section 5.

     (c) ESCHEAT. Notwithstanding anything in this Section 5 or elsewhere in this Agreement to the contrary, neither the Exchange Agent nor any party hereto shall be liable to a former holder of TBI Common for any property delivered to a public official pursuant to applicable escheat or abandoned property laws.

     (d) NO FURTHER OWNERSHIP RIGHTS IN COMMON STOCK. The Merger Consideration paid upon the surrender of a certificate evidencing shares of TBI Common in accordance with the terms of this Section 5 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of TBI Common theretofore represented by such certificate(s), subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by TBI on such shares of TBI Common in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time and have not been paid prior to such surrender, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of TBI Common which were outstanding immediately prior to the Effective Time.

     (e) WITHHOLDING RIGHTS. NCBE shall be entitled to deduct and withhold from any dividends payable to former holders of TBI Common such amounts as NCBE is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"). Such withheld amounts shall be treated as having been paid by any such former holder of shares of TBI Common.

     6. REPRESENTATIONS AND WARRANTIES OF NCBE. NCBE represents and warrants to TBI as follows:

     (a) ORGANIZATION, AUTHORIZATION AND NO VIOLATION. NCBE is a corporation duly organized and validly existing under the laws of the State of Indiana.
NCBE has all necessary corporate power to own its properties and assets and to carry on its business as now conducted. Subject to receipt of approvals from the Applicable Governmental Authorities, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by NCBE have been duly authorized by all necessary corporate action on the part of NCBE, and this Agreement constitutes the legal, valid and binding obligation of NCBE, enforceable against NCBE in accordance with its terms, except as limited by (i) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors' rights generally, and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or law. The execution and delivery of this Agreement by NCBE and the consummation of the transactions contemplated by this Agreement, will not violate the provisions of, or constitute a breach or default under, the articles of incorporation or by-laws of NCBE or any material agreement to which NCBE is a party or is bound, or any other material license, law, order, rule, regulation or judgment to which NCBE is a party. NCBE is duly registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956, as amended.

     (b) NO SHAREHOLDER VOTE. No vote by the holders of any of the capital stock of NCBE to approve the Merger is required under Indiana law, the articles of incorporation or by-laws of NCBE or any rules of the National Association of Securities Dealers, Inc. which apply to Nasdaq National Market issuers.

     (c) CAPITAL STOCK. The authorized capital stock of NCBE consists of 20,000,000 shares of NCBE Common, of which 10,727,247 shares were issued and outstanding as of December 31, 1997. All of the issued and outstanding shares of NCBE Common are duly and validly issued and outstanding and are fully paid and non-assessable. None of the shares of NCBE Common have been issued in violation of any preemptive rights. As of the date hereof, there are no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, such shares or contracts, commitments, understandings or arrangements by which NCBE is or may be obligated to issue additional shares of capital stock or other equity securities of NCBE, other than (i) options to purchase an aggregate of 451,394 shares of NCBE Common which have been granted pursuant to NCBE's Incentive Stock Option Plan and remain unexercised as of December 31, 1997, and (ii) a commitment to issue up to 577,417 shares of NCBE Common in connection with the Plan and Agreement of Merger dated as of December 15, 1997, between NCBE and Illinois One Bancorp, Inc.

     (d) SUBSIDIARIES. Each of NCBE's significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X as promulgated by the Securities and Exchange Commission (the "Commission")) is duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets and to carry on its respective business as now being conducted.

     (e) SEC DOCUMENTS. NCBE has provided TBI with copies of the following reports filed by NCBE with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) annual report on Form 10-K for the year ended December 31, 1996; and (ii) quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997 (collectively, the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and did not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein not misleading.

     (f) FINANCIAL INFORMATION. NCBE has delivered to TBI the consolidated balance sheets of NCBE and its subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three (3) years ended December 31, 1996, together with the notes thereto, and the unaudited consolidated balance sheet of NCBE and its subsidiaries as of September 30, 1997 and the related unaudited statements of income, changes in shareholders' equity and cash flow for the three months then ended that are included in the SEC Documents. Such financial statements (other than for interim periods) have been audited by McGladrey & Pullen, LLP, independent auditors, whose report thereon is included with such financial statements. Such financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except for changes, if any, required by GAAP and disclosed therein) and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of NCBE and its consolidated subsidiaries as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments). At December 31, 1996, there were no material liabilities of NCBE and its subsidiaries (actual, contingent or accrued) which, in accordance with GAAP applied on a consistent basis, should have been shown or reflected in such financial statements or the notes thereto, but which are not so reflected.

     (g) ABSENCE OF CHANGES. Except as disclosed in the SEC Documents, since December 31, 1996, NCBE has not incurred any obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, and there has not been any material adverse change in the financial condition, results of operations or business of NCBE and its subsidiaries taken as whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the financial statements described in subsection
(f) not misleading.

     (h) LITIGATION. There is no litigation, claim, investigation or other proceeding pending or, to the knowledge of NCBE, threatened, against or adversely affecting NCBE or any of its subsidiaries, or of which the property of NCBE or any of its subsidiaries is or would be subject and which would have a material adverse effect on the financial condition, results of operations or business of NCBE and its subsidiaries, taken as a whole. To the best of NCBE's knowledge, there is no litigation, claim, investigation or other proceeding to which any director, officer, employee or agent of NCBE or any of its subsidiaries in their respective capacities as directors, officers, employees or agents, is a party, pending of threatened against any such director, officer, employee or agent. There is no outstanding order, writ, injunction or decree of any court, government or governmental agency against or, affecting NCBE or any of its subsidiaries, or the assets or business of NCBE or any of its subsidiaries, which could reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of NCBE and its subsidiaries, taken as a whole, or which challenges the validity of the transactions contemplated by this Agreement.

     (i) SHARES TO BE ISSUED IN THE MERGER. The shares of NCBE Common to be issued in the Merger are duly authorized and, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable.

     (j) POOLING-OF-INTERESTS. As of the date of this Agreement, NCBE has no reason to believe that the Merger will not qualify for the pooling-of-interests method of accounting under Accounting Principles Board No. 16 ("APB 16").

     (k) TRUE AND COMPLETE INFORMATION. No representation or warranty made by NCBE contained in this Agreement and no statement contained in any certificate, list, exhibit or other instrument specified in this Agreement, whether heretofore furnished to TBI or hereinafter required to be furnished to TBI, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

     7. REPRESENTATIONS AND WARRANTIES OF TBI AND THE SHAREHOLDER. TBI and the Shareholder, jointly and severally, represent and warrant to NCBE, except as disclosed in the writing delivered to NCBE concurrently with the execution of this Agreement (the "Disclosure Schedule") as follows:

          (a)(i) ORGANIZATION AND GOOD STANDING OF TBI. TBI is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky and has all necessary corporate power to own its properties and assets and to carry on its business as now conducted. TBI is duly qualified to conduct its business and is in good standing in each jurisdiction in which the nature of the business transacted by TBI requires such qualification. TBI is duly registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956, as amended.

          (ii) CAPITAL STOCK. On the date hereof, TBI has 25,000 shares of TBI Common authorized, of which 10,086 shares are issued and outstanding and 5 shares are held in the treasury. All of the issued and outstanding shares of TBI Common are duly and validly authorized and issued, fully paid and nonassessable. None of the issued and outstanding shares of TBI Common have been issued in violation of any preemptive rights. There are no shares of any class of capital stock or equity securities of TBI outstanding other than the TBI Common and there are no outstanding, options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities convertible into or exchangeable for, such shares or contracts, commitments, understandings or arrangements by which TBI is or may be obligated to issue additional shares of any class of capital stock or other equity securities of TBI.

          (iii) ORGANIZATION OF THE BANK. The Bank is a banking corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky. The deposits of the Bank are insured by the Bank Insurance Fund administered by the FDIC up to applicable limits.

          (iv) CAPITAL STOCK OF THE BANK. On the date hereof, the Bank has 1,000 shares of Common Stock, $200.00 par value per share ("Bank Stock") of which 1,000 shares are issued and outstanding and no shares are held in the treasury. TBI is the record and beneficial owner of all of the issued and outstanding shares of Bank Stock. All of the issued and outstanding shares of Bank Stock are duly and validly authorized and issued, fully paid and non-assessable. None of the issued and outstanding shares of Bank Stock have been issued in violation of any preemptive rights. There are no shares of any class of capital stock or equity securities of the Bank outstanding other than Bank Stock and there are no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities convertible into or exchangeable for, such shares or contracts, commitments, understandings or arrangements by which the Bank is or may be obligated to issue additional shares of any class of capital stock or other equity securities of the Bank.

     (b) AUTHORIZATION AND NO VIOLATION. Subject to receipt of approvals from the Applicable Governmental Authorities and approval by the shareholders of TBI, the execution and delivery of this Agreement by TBI and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of TBI and this Agreement constitutes the legal, valid and binding obligation of TBI, enforceable against TBI in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors' rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. The execution of this Agreement by TBI and the consummation of the transactions contemplated by this Agreement will not violate the provisions of, or constitute a breach or default under (i) the articles of incorporation or by-laws of TBI or the articles of incorporation and by-laws of the Bank, (ii) any Material Contract (as defined in Section 7(f)) of TBI or the Bank or (iii) any other material license, law, order, rule, regulation or judgment to which TBI or the Bank is a party, is bound or by which any of their respective properties or assets is subject. The minute books of TBI accurately reflect in all material respects all corporate actions held or taken by its shareholders and Board of Directors (including committees of the Board of Directors).

     (c) SUBSIDIARIES. The only entity (including, without limitation, corporations, partnerships, limited liability companies and joint ventures) in which TBI has a direct or indirect equity or ownership interest is the Bank.

     (d) FINANCIAL STATEMENTS. TBI has delivered to NCBE consolidated balance sheets of TBI as of September 30, 1997 and the related consolidated statements of income, stockholder's equity and cash flows for the year ended September 30, 1997. Such financial statements have been audited by Geo. S. Olive & Co. LLC, independent auditors, whose report thereon is included with such financial statements. Such financial statements have been prepared in conformity with GAAP applied on a consistent basis (except for changes, if any, required by GAAP and disclosed therein), the balance sheet presents fairly the consolidated financial condition of TBI as of its date and the statement of income presents fairly the results of operations for the period covered. At September 30, 1997, there were no material liabilities of TBI (actual, contingent or accrued) which, in accordance with GAAP applied on a consistent basis, should have been shown or reflected in such financial statements or the notes thereto, but which are not so shown or reflected.

     (e)  TAXES AND TAX RETURNS.

          (i) To the best of TBI's knowledge, each of TBI and the Bank has duly filed all federal and state tax information and tax returns (the "Returns") required to be filed by it (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all material taxes and other governmental charges which have been incurred and are shown to be due on said Returns or are otherwise due or claimed to be due from it or imposed on it or its respective properties, assets, income, franchises, licenses, sales or use, by any federal, state or local taxing authorities (collectively, the "Taxes") on or prior to the date hereof other than Taxes which are being contested in good faith and by appropriate proceedings and as to which TBI and the Bank either singly or in the aggregate have set aside adequate reserves. To the best of TBI's knowledge, the amounts recorded as reserves for Taxes on the consolidated financial statements of TBI as of September 30, 1997, are sufficient in the aggregate for the payment of all unpaid Taxes (including any interest or penalties thereon) whether or not disputed or accrued, for the period ended September 30, 1997 or for any year or period prior thereto. The federal and state Returns of TBI and the Bank have been examined by the Internal Revenue Service ("IRS") or other appropriate tax authority or the tax years have been closed without audit and any liability with respect thereto has been satisfied for all years to and including the year ended September 30, 1994 and, if required, the appropriate tax authorities have been apprised of such liabilities and the satisfaction thereof. There are no material disputes pending, or claims asserted, for Taxes upon TBI or the Bank. Neither TBI nor the Bank has been required to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state or local Return for any period. Neither TBI nor the Bank has in effect any power of attorney or authorization to anyone to represent it with respect to any Taxes. TBI has not filed any consolidated federal income tax return with an "affiliated group" (within the meaning of Section 1504 of the Code), where TBI was not the common parent of the group. Neither TBI nor the Bank is, or has been, a party to any tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than TBI or the Bank. Neither TBI nor the Bank has filed a consent under Section 341(f) of the Code. TBI has made available to NCBE or its representatives complete and correct copies of its federal and state income tax returns filed on or prior to December 31, 1997, and all examination reports, if any, relating to the audit of such returns by the IRS or other tax authority for each taxable year beginning on or after October 1, 1994.

          (ii) All monies required to be withheld from employees of TBI and the Bank for income taxes, social security and unemployment insurance taxes or collected from customers or others as sales, use or other taxes have been withheld or collected and paid, when due, to the appropriate governmental authority, or if such payment is not yet due, a reserve, which in the opinion of TBI management is adequate, has been established.

     (f) MATERIAL CONTRACTS. All executory contracts, indentures, commitments, and other agreements in excess of $25,000 to which TBI or the Bank is a party or to which TBI or the Bank or any of their properties are subject (collectively, the "Material Contracts" and each a "Material Contract") were entered into in the ordinary course of business. Each of TBI and the Bank has duly performed all its obligations thereunder to the extent that such obligations to perform have accrued, and no material breach or default thereunder by TBI or the Bank or, to the best knowledge of TBI management, any other party thereto has occurred which will impair the ability of TBI or the Bank to enforce any material rights thereunder.

     (g) REAL ESTATE. The Bank has good title to all of the assets reflected as owned by it in TBI's financial statements as of September 30, 1997, and in the case of real property, transferable and insurable title in fee simple, and in all cases free and clear of any material liens or other encumbrances. As of the date hereof, the real properties, structures, buildings, equipment, and the tangible personal property owned, operated or leased by TBI or the Bank are (i) to the best knowledge of TBI management, in good repair, order and condition, except for depletion, depreciation and ordinary wear and tear, and (ii) to the best of TBI's knowledge, free from any known structural defects. As of the date hereof, there are no laws, conditions of record or other impediments which materially interfere with the intended uses by TBI or the Bank of the real property or tangible personal property owned or leased by either of them.

     (h) NO MATERIAL ADVERSE CHANGE. Since September 30, 1997, there has been no material adverse change in the business, financial condition, properties, results of operation, or capitalization of the Bank.

     (i) LITIGATION. Except as set forth on the Disclosure Schedule, there is no litigation, claim, investigation or other proceeding pending or, to the knowledge of TBI, threatened, against or adversely affecting TBI or the Bank, or of which the property of TBI or the Bank is or would be subject and which would have a material adverse effect on the financial condition, results of operations or business of TBI and the Bank, taken as a whole. To the best of TBI's knowledge, there is no litigation, claim, investigation or other proceeding to which any director, officer, employee or agent of TBI or the Bank in their respective capacities as directors, officers, employees or agents, is a party, pending or threatened against any such director, officer, employee or agent. There is no outstanding order, writ, injunction or decree of any court, government or governmental agency against or, affecting TBI or the Bank, or the assets or business of TBI or the

Bank, which could reasonably be expected to have a material adverse effect on the financial condition, results of operations or business of TBI and the Bank, taken as a whole, or which challenges the validity of the transactions contemplated by this Agreement.

     (j) INSURANCE. Each of TBI and the Bank has in effect insurance coverage with reputable insurers, which in respect to amounts, types and risks insured, is adequate in the opinion of TBI for the business in which TBI and the Bank are engaged. All policies of insurance owned or held by TBI or the Bank are in full force and effect, all material premiums with respect thereto covering all periods up to and including the date hereof is paid (other than retrospective premiums which may be payable with respect to worker's compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy.

     (k)  COMPLIANCE WITH LAWS.   Each of TBI and the Bank has conducted its
business in substantial compliance with all applicable federal, state and local laws, regulations and orders including, without limitation, disclosure, usury, equal credit opportunity, equal employment, fair credit reporting, lender liability, and other laws, regulations and orders, and the forms, procedures and practices used by TBI and the Bank, to the best of TBI's knowledge, are in compliance with such laws, regulations and orders except to the extent that non-compliance with any such law, regulation or order would not have a material adverse effect on TBI and the Bank, taken as a whole.

     (l) BROKER'S AND FINDER'S FEES. Neither TBI nor the Bank has incurred any obligation or liability, contingent or otherwise, for any brokers or finders in respect of the matters provided for in this Agreement.

     (m)  EMPLOYEE BENEFIT PLANS.

          (i) Except for TBI and the Bank, there are no other trades or businesses, whether or not incorporated, which, together with TBI or the Bank, would be deemed to be a "single employer" within the meaning of
     Section 414(b), (c) or (m) of the Code.

          (ii)  The Disclosure Schedule sets forth a true and a complete list of
     (A) each employee benefit plan, as defined in Section 3 (3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") that TBI or the Bank currently maintains or has maintained within the three year period preceding the date hereof (the "ERISA Plans"), and (B) each other plan, arrangement, program and agreement providing employee benefits, including, but not limited to, deferred compensation, bonuses, severance pay or fringe benefits, and consulting or employment agreements, that are presently maintained for the benefit of any current or former employees of TBI or the Bank (the ERISA Plans and such other plans are collectively referred to as the "Plans"). TBI has made available to NCBE copies of all Plans and any related documents or instruments establishing the Plans or any related trusts or funding arrangements; the most recent determination letter, or any outstanding request for a determination letter, from the IRS with respect to each ERISA Plan intended to satisfy the requirements of Section 401(a) of the Code and a copy of the application on which the determination letter or request for determination letter is based; fidelity bonds; actuarial valuations, if applicable, for the most recent three plan years for which such valuations are available; current summary plan descriptions; annual returns/reports on Form 5500 and summary annual report for the three most recent plan years; Form 5310 and any related filings with the IRS, the Department of Labor ("DOL") or the Pension Benefit Guaranty Corporation ("PBGC") within the last year preceding the date of this Agreement; and any material correspondence to or from the IRS, DOL or PBGC within the last three years preceding the date hereof in connection with any Plan.

          (iii) Neither TBI nor the Bank currently maintains or contributes to, or has ever maintained or contributed to, a "multi-employer plan" as defined in Section 3(37) of ERISA.

          (iv) No Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees for any period extending beyond their retirement or other termination of service other than (A) continuation group health coverage pursuant to Section 4980B of the Code or applicable state law; (B) benefits, the full cost of which is borne by the current or former employee (or his or her beneficiary); or (C) benefits which in the aggregate are not material.

          (v) Except as disclosed in the Disclosure Schedule, each ERISA Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that the Plan is qualified and satisfies all legal requirements, including the requirements of the Tax Reform Act of 1986. To the best of TBI's knowledge and except as disclosed in the Disclosure Schedule, nothing has occurred since the dates of the respective IRS favorable determination letters that could adversely affect the qualification of the Plans and their related trusts.

          (vi) To the best of TBI's knowledge, all of the Plans, and any related trust agreement, group annuity contract, insurance policy or other funding arrangement are in substantial compliance with all applicable laws, rules and regulations, including without limitation, the rules and regulations promulgated by the DOL, PBGC or IRS pursuant to the provisions of ERISA and the Code, and each of such Plans has been administered in substantial compliance with such requirements and its own terms.

          (vii) Neither TBI nor the Bank currently maintains or contributes to, or has ever maintained or contributed to, a Plan that is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code.

          (viii) To the best of TBI's knowledge, none of TBI, the Bank, any of the Plans, any trust created thereunder, or any trustee or administrator thereof has engaged in a transaction in connection with which TBI or the Bank, any of the Plans, any such trust, or any trustee or administrator thereof, or any party dealing with the Plans or related trusts could be subject to either a civil penalty assessed pursuant to Sections 409 or 502 of ERISA or a tax imposed pursuant to Sections 4975 or 4976 of the Code. To the best of TBI's knowledge, neither TBI nor the Bank is, or, as a result of any actions, omissions, occurrences or state of facts existing prior to or at the Effective Time, may become liable for any tax imposed under Sections 4978 or 4978(B) of the Code.

          (ix) There are no (A) actions, suits, arbitrations or claims (other than routine claims for benefits), (B) legal, administrative or other proceedings or governmental investigations or audits, or (C) complaints to or by any governmental entity, which are pending, anticipated or threatened, against any Plan or its assets, or against any Plan fiduciary or administrator, or against TBI or the Bank or their officers or employees with respect to any Plan.

          (x) To the best of TBI's knowledge, each ERISA Plan may be terminated directly or indirectly by the Surviving Corporation, in its discretion, at any time after the Effective Time, in accordance with its terms, without any liability on the part of the Surviving Corporation, NCBE, TBI or the Bank, to any person, entity or government agency for any conduct, practice or omission of TBI or the Bank which occurred prior to the Effective Time, except for liabilities to and the rights of the employees thereunder accrued prior to the Effective Time, or if later, the time of termination.

          (xi) Except as disclosed in the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of TBI or the Bank from TBI or the Bank under any Plan or otherwise; (B) materially increase any benefits otherwise payable under any Plan; or (C) result in any acceleration of the time of payment or vesting of any such benefits to any material extent.

     (n) LABOR MATTERS. Neither TBI nor the Bank is a party to or has in effect any organized labor contract or collective bargaining agreement.

     (o)  ENVIRONMENTAL MATTERS.

          (i) As used herein, the term "Environmental Laws" shall mean all local, state and federal environmental, health and safety laws and regulations and common law standards in all jurisdictions in which TBI and the Bank have done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

          (ii) To the best of TBI's knowledge, neither the conduct nor operation of TBI or the Bank nor any condition of any property presently or previously owned, leased or operated by any of them violates or violated Environmental Laws or has in any respect that would have a material adverse effect on the financial condition, results of operations or business of TBI and the Bank, taken as a whole, and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, would constitute a violation of Environmental Laws or obligate (or potentially obligate) TBI or the Bank to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would have a material adverse effect on the financial condition, results of operations or business of TBI and the Bank, taken as a whole. Neither TBI nor the Bank has received any notice from any person or entity that TBI or the Bank or the operation or condition of any property ever owned, leased or operated by any of them are or were in violation of any Environmental Laws or that any of them are responsible for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

     (p) REGULATORY COMPLIANCE. Neither TBI nor the Bank is a party to any enforcement action instituted by any memorandum of understanding, agreement, consent agreement or cease and desist order with the Kentucky Department of Financial Institutions, the Federal Reserve Board, the FDIC or any federal or state regulatory agency, and neither TBI nor the Bank has been advised by any federal or state regulatory agency that it is considering taking such action. There is no material unresolved violation, criticism or exception cited by any such federal or state regulatory agency with respect to any examination of TBI or the Bank.

     (q) POOLING-OF-INTERESTS. As of the date of this Agreement, TBI has no reason to believe that the Merger will not qualify for the pooling-of-interests method of accounting under APB 16.

     (r) TRUE AND COMPLETE INFORMATION. No representation or warranty made by TBI contained in this Agreement and no statement contained in the Disclosure Schedule or any certificate, list, exhibit or other instrument specified in this Agreement, whether heretofore furnished to NCBE or hereinafter required to be furnished to NCBE, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

     8.   COVENANTS OF NCBE.  NCBE agrees with TBI as follows:

     (a) REGULATORY APPROVALS. NCBE shall, at its sole expense, be responsible for the preparation and filing of all regulatory applications or notices to the Applicable Governmental Authorities. NCBE shall use reasonable efforts to obtain the approvals of the Applicable Governmental Authorities for the transactions contemplated by this Agreement; however, NCBE's obligation to use its reasonable efforts to obtain the approvals of the Applicable Governmental Authorities shall not be construed as including an obligation to accept any unreasonable terms of or conditions to an approval of any Applicable Governmental Authority, to change the business practices of NCBE or any NCBE subsidiary in any material respect or to institute any litigation in connection with such approvals. NCBE shall keep TBI informed as to the status of such applications and make available to TBI, upon reasonable request by TBI from time to time, copies of such applications and any supplementally filed materials.

     (b) REGISTRATION STATEMENT. NCBE shall file with the Commission a Registration Statement on Form S-4 (the "Registration Statement") relating to the shares of NCBE Common to be issued pursuant to the Merger, and shall use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement, including the Proxy Statement/Prospectus included therein (the "Proxy Statement/Prospectus"), as amended or supplemented, shall comply in all material respects with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, and the information in the Proxy Statement/Prospectus furnished by NCBE for inclusion therein shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading.

     (c) LISTING. NCBE shall use its best efforts to list the shares of NCBE Common to be issued in the Merger on the Nasdaq National Market.

     (d) ACCESS TO INFORMATION. NCBE shall permit TBI reasonable access during regular business hours to its properties. NCBE shall disclose and make available to TBI and shall use its best efforts to cause its agents and authorized representatives to disclose and make available to TBI, all books, papers and records relating to its assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account, tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files (but only to the extent that such review would not result in a material waiver of the attorney-client or attorney work product privileges under the rules of evidence), plans affecting employees, and any other business activities or prospects in which TBI may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement.

     (e)  EMPLOYEE-RELATED MATTERS.

          (i) Subject to the continuing discretion of the Board of Directors of the Bank following the Merger, NCBE expects that the Bank will retain its current employees, including the officers.

          (ii) The Plans currently maintained by the Bank that are listed on the Disclosure Schedule shall remain in effect, subject to the terms of such Plans as in effect on the date hereof, after the Effective Time through December 31, 1998 and until such date as NCBE may determine as the date on which employees of the Bank shall become covered by NCBE employee benefit plans. After January 1, 1999, the 401(k) plan currently sponsored by the Bank shall either: (A) be merged into the NCBE Employees' Savings and Profit Sharing Plan (the "NCBE Plan") if such merger is possible under the terms of such plans and applicable law or (B) be terminated and the participants' benefits distributed to them so that such distributions (or the cash proceeds thereof) may be rolled over to the NCBE Plan.

          (iii) None of the provisions of this Section 8(e) shall confer upon any employee of TBI or the Bank any right to be employed or retained in the employment of the Bank.

     (f) ELECTION OF ADDITIONAL DIRECTOR OF NCBE. After the Effective Time, NCBE agrees to use its best efforts to expand its Board of Directors by one member and to elect Ben L. Cundiff to fill the vacancy created by such action.

     9. AGREEMENTS WITH RESPECT TO CONDUCT OF TBI AND THE BANK PRIOR TO THE CLOSING. TBI agrees with NCBE as follows:

     (a) ORDINARY COURSE, INSURANCE AND PRESERVATION OF BUSINESS. Each of TBI and the Bank will, except as otherwise agreed to in writing by NCBE:

          (i) carry on its respective business in the ordinary course and consistent with its respective policies, procedures and practices as heretofore conducted;

          (ii) except as terminated in accordance with their terms or in accordance with the terms of this Agreement, keep in full force and effect, and not cause a default of any of its obligations under, any Material Contracts;

          (iii) keep in full force and effect the insurance coverage in effect on the date hereof;

          (iv) maintain, renew, keep in full force and effect and preserve its business organization, material rights, franchises, permits and licenses, retain its present employee force, maintain its existing, or substantially equivalent, credit arrangements with banks and other financial institutions and use its best efforts to continue its general customer relationships; and

          (v) duly comply in all material respects with all laws applicable to it and to the conduct of its business.

     (b) NOTICE. TBI will promptly notify NCBE of any event which hereafter becomes known to TBI management which may reasonably have a material adverse effect on the financial condition, operations, business or assets of TBI and the Bank, taken as a whole, or if TBI determines that it may be unable to fulfill the conditions set forth in Section 11 or 12 hereof.

     (c) PROHIBITED ACTION WITHOUT APPROVAL. Neither TBI nor the Bank will, except with the prior written consent of NCBE, do any of the following:

          (i) incur or agree to incur any obligation or liability (absolute or contingent) other than the taking of deposits and other liabilities incurred in the ordinary course of business and consistent with prior practice, and liabilities arising out of, incurred in connection with, or related to the consummation of this Agreement; make or permit any amendment or termination of any Material Contract; acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, limited liability company or other business organization or division or substantial part thereof; sell or otherwise dispose of any substantial part of its assets; enter into, dispose or divest itself of any joint venture or partnership or cause any business entity to become a subsidiary or affiliate; sell or otherwise dispose of any real property owned or operated by TBI or the Bank; enhance, expand, modify, replace or alter any computer or data processing system owned, leased or licensed by TBI or the Bank (including any software associated with any such computer or system); make, originate or otherwise acquire one or more loans, or one or more loan commitments for one or more loans, or one or more lines of credit, in an aggregate amount in excess of $1,000,000 to any person other than renewals or restructurings of loans in existence on the date hereof; or enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; or

          (ii) make any capital expenditure, except for ordinary repairs, renewals and replacements in excess of $25,000 individually or $100,000 in the aggregate, except for the purchase of one (1) automated teller machine; or

          (iii) issue, sell, redeem or acquire for value, or agree to do so, any shares of the capital stock or other equity securities, options or other ownership interests of TBI or debt securities, or declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to its stockholders other than (A) cash dividends on the TBI Common in an amount not to exceed $75.00 per share per year, payable in accordance with past practices; provided, however, that TBI and NCBE shall cooperate with each other to coordinate the record and payment dates of their respective dividends for the quarter in which the Effective Time occurs, such that TBI shareholders shall receive a quarterly dividend from either TBI or NCBE but not both during or with respect to such quarter, (B) cash dividends payable by the Bank, (C) sinking fund or other mandatory payments required under the terms of any indenture or loan agreement or repurchases of any outstanding debt securities to be applied against any such sinking fund payments in amounts which do not exceed, with respect to any series or class of debt securities, the sinking fund payments required within the next twelve-month period, (D) the payment of any debt security upon the maturity thereof, and (E) obligations or liabilities permitted to be incurred pursuant to Section 9(c)(i) hereof; or

          (iv) sell, pledge or redeem any of the Bank Stock; amend its articles of incorporation or by-laws or permit the Bank to amend its articles of association or by-laws; split, combine or reclassify any shares of capital stock; or enter into any agreement, commitment or arrangement with respect to any of the foregoing; or

          (v)  enter into or amend any employment agreement; or

          (vi) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted deficiency, except in a form previously approved by NCBE, or file any federal or state tax return before furnishing a copy to NCBE and affording NCBE an opportunity to consult with the filing entity; or

          (vii) open any new office or close any current office of the Bank at which business is conducted; or

          (viii) knowingly take any actions that would adversely affect the ability of the Merger to be accounted for using the pooling-of-interests method of accounting under APB 16.

     (d)  NO SOLICITATION.

          (i) Neither TBI nor the Bank nor any officer, director or any representative thereof shall solicit or authorize the solicitation of, or, unless TBI's Board of Directors has reasonably determined in good faith based upon the written advice of counsel that the failure to do so would cause the Board of Directors to breach its fiduciary duties under applicable law, enter into or authorize any discussions with any third party concerning, or furnish or authorize the furnishing of any confidential information relating to TBI or the Bank to any third party for the purpose of studying, considering, soliciting or inducing any offer or possible offer by any such third party or any other third party to acquire TBI or any or all of the capital stock, other equity securities or other ownership interests, or all or substantially all of the assets, of TBI or the Bank. TBI will promptly communicate to NCBE the terms of any proposal or contract it may receive with respect to any such transactions.

          (ii) Upon the execution of this Agreement, TBI shall immediately terminate all discussions then existing with any third parties regarding any possible offer to acquire TBI or the Bank.

     (e) INSIDER LENDING. The Bank shall not change or modify any of its current practices relating to the lending of money, secured or unsecured, to its affiliated persons, including but not limited to its directors, officers and employees.

     (f) NO VIOLATION. Neither TBI nor the Bank will take any action which knowingly violates any statute, code, ordinance, rule, regulation or judgment, order, writ, arbitral award, injunction or decree of any court, governmental agency or body or arbitrator, domestic or foreign, having jurisdiction over its properties.

     (g) ACCOUNTING. Each of TBI and the Bank will maintain its books, accounts and records in accordance with GAAP. Neither TBI nor the Bank shall make any change in any method of accounting or accounting practice, or any change in the method used in allocating income, charging costs or accounting for income, except as may be required by law, regulation or GAAP. Neither TBI nor the Bank shall change any practice or policy with respect to the charging off or loans or the maintenance of its reserve for possible loan losses, except as required by law, regulation or GAAP.

     10.  ADDITIONAL AGREEMENTS.

     (a) CONTINUING ACCESS TO INFORMATION. Through the Effective Time, TBI shall permit NCBE and its authorized representatives reasonable access during regular business hours to TBI's properties and those of the Bank. TBI shall make its and the Bank's directors, management and other employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with NCBE and its authorized representatives at reasonable times and upon reasonable request, and TBI shall, and shall cause the Bank to, disclose and make available to NCBE, and shall use its best efforts to cause its agents and authorized representatives to disclose and make available to NCBE, all books, papers and records relating to the assets, properties, operations, obligations and liabilities of TBI and the Bank, including, but not limited to, all books of account, tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files (but only to the extent that such review would not result in a material waiver of the attorney-client or attorney work product privileges under the rules of evidence), plans affecting employees, and any other business activities or prospects in which NCBE may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement.

     (b) MANAGEMENT REPORTS. TBI shall promptly provide to NCBE copies of any reports to the Board of Directors of TBI or the Bank or any committee thereof and minutes of all meetings of the Board of Directors of TBI and the Bank and each committee thereof. Throughout the period prior to the Effective Time, TBI and the Bank will cause one or more designated representatives to confer with representatives of NCBE on the ongoing operations of TBI and the Bank.

     (c) NOTIFICATION OF CHANGE. TBI shall promptly notify NCBE of any material change in the ordinary course of business or in the operation of the properties of TBI or the Bank and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving TBI or Bank which is material to, or which might have a material adverse effect on TBI and the Bank, taken as a whole, or of any breach by TBI or the Bank of any representation, warranty, covenant or agreement set forth in this Agreement, and will keep NCBE promptly and fully informed of such events.

     (d) INFORMATION FOR REGULATORY FILINGS. Upon request by NCBE, TBI shall promptly furnish NCBE with any information within its possession which relates to TBI or the Bank and which is required under any applicable law or regulation for inclusion in any filing that NCBE is required to make with any Applicable Governmental Authority. TBI agrees that all information so furnished shall be true and correct in all material respects without omission of any material fact required to be stated therein or necessary to make the information stated therein not misleading.

     (e) RESTRICTION ON RESALES. TBI shall obtain and deliver to NCBE, at least thirty-one (31) days prior to the Closing, the signed agreement, in the form of Exhibit A hereto, of each of its officers and directors and shall use its best efforts to obtain similar agreements from each other person who owns 10% or more of the outstanding shares of TBI Common and any other persons who may reasonably be deemed by NCBE to be an "affiliate" of TBI within the meaning of such term as used in Rule 145 under the Securities Act.

     (f) SHAREHOLDER APPROVAL. TBI shall cause to be duly called and held a special meeting of the holders of TBI Common for submission of this Agreement and the Merger for approval of such shareholders as required by the KBCA. In connection with such shareholders' meeting, (i) TBI shall cooperate and assist NCBE in preparing and filing the Registration Statement, and any amendments or supplements thereto, including the Proxy Statement/Prospectus with the SEC and applicable state securities authorities, and TBI shall mail the Proxy Statement/Prospectus to its shareholders; (ii) TBI shall furnish NCBE all information within its possession concerning itself that NCBE may reasonably request in connection with the Proxy Statement/Prospectus; (iii) the Board of Directors of TBI (subject to compliance with its fiduciary duties as advised in writing by counsel) shall recommend to its shareholders the approval of this Agreement and the Merger contemplated hereby and use its best efforts to obtain such approval; and (iv) TBI agrees that the information furnished to NCBE for inclusion in the Proxy Statement/Prospectus shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading.

     (g) AGREEMENT BY THE SHAREHOLDER TO INDEMNIFY NCBE. The Shareholder agrees to indemnify and hold NCBE harmless from and against the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, reasonable attorneys' fees) incurred or suffered by NCBE arising out of or resulting from (i) any breach of a representation or warranty made by TBI or the Shareholder in or pursuant to this Agreement, (ii) any breach of the covenants or agreements made by TBI or the Shareholder in or pursuant to this Agreement, or (iii) any inaccuracy in any certificate delivered by TBI pursuant to this Agreement (collectively, "Indemnifiable Damages"). The Shareholder shall not be liable to NCBE with respect to any claim for Indemnifiable Damages unless the aggregate amount of such Indemnifiable Damages incurred by NCBE exceeds an aggregate of $250,000, in which case the Shareholder shall be liable to NCBE for the entire amount of such Indemnifiable Damages up to a maximum aggregate amount of $3,000,000.

     11. CONDITIONS TO OBLIGATIONS OF BOTH PARTIES. The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

     (a) SHAREHOLDER APPROVAL. The Merger shall have been approved by the holders of a majority of the outstanding shares of TBI Common.

     (b) REGULATORY APPROVAL. The transactions contemplated by this Agreement shall have been approved by all Applicable Governmental Authorities and all applicable waiting periods shall have expired.

     (c)  NO ACTION TO PREVENT CONSUMMATION.

          (i) No action or proceeding shall have been instituted before a court or other governmental body, agency or authority or other person which is reasonably expected to (i) result in an order enjoining the Merger, (ii) result in a determination that a party has failed to comply with applicable legal requirements in connection with the Merger; or (iii) have a material adverse effect on the future conduct of the business of a party;

          (ii) No governmental agency shall have notified either party in writing to the effect that consummation of the transactions contemplated by this Agreement would constitute a violation of any law and that it intends to commence proceedings to restrain consummation of the Merger; and

          (iii) No statute, rule, regulation or policy shall have been promulgated or enacted by any governmental or regulatory agency of competent jurisdiction which shall prevent or declare the Merger illegal.

     (d) REGISTRATION STATEMENT. The Registration Statement shall have become effective under the Securities Act and shall not be subject of any stop order or proceeding seeking a stop order.

     (e) FEDERAL TAX OPINION. The parties shall have received an opinion of Baker & Daniels to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and such opinion shall not have been withdrawn or modified in any material respect prior to the Effective Time.

     12. CONDITIONS TO OBLIGATIONS OF NCBE. The obligation of NCBE to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

     (a)  STATUS AS OF CLOSING.   All representations and warranties of TBI and
the Shareholder contained in this Agreement shall be true as though made at and as of the Closing except for such untruths or inaccuracies which individually or in the aggregate would not have a material adverse effect on TBI and the Bank, taken as a whole; TBI shall have performed and satisfied or otherwise complied with all covenants made by it in this Agreement which are to be performed on or prior to the Closing; there shall not have occurred any material adverse change in the business, assets, properties, financial condition or results of operations of TBI and the Bank, taken as a whole; and there shall be delivered to NCBE a certificate (dated the Closing and signed by the chief executive officer of TBI) stating that to the best of his knowledge such conditions have been satisfied.

     (b) POOLING-OF-INTERESTS. In the opinion of NCBE, after consultation with its independent auditors, the Merger shall qualify for the pooling-of-interests method of accounting under APB 16 if consummated in accordance with this Agreement.

     (c) RESIGNATION OF EMPLOYEE. Ben L. Cundiff shall have resigned from his positions as an employee of TBI and the Bank. In connection with such resignation, Mr. Cundiff shall not resign as a director of the Bank and may be compensated after the Effective Time for his services as a director in accordance with the Bank's compensation policies for outside directors.

     13. CONDITIONS TO OBLIGATIONS OF TBI. The obligation of TBI to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

     (a) STATUS OF CLOSING. All representations and warranties of NCBE contained in this Agreement shall be true as though made at and as of the Closing except for such truths or inaccuracies which individually or in the aggregate would not have a material adverse effect on NCBE and its subsidiaries, taken as a whole; NCBE shall have performed and satisfied all covenants made by it in this Agreement which are to be performed on or prior to the Closing; there shall not have occurred any material adverse change in the business, assets, properties, financial condition or results of operations of NCBE and its subsidiaries, taken as a whole; and there shall be delivered to TBI a certificate (dated the Closing and signed by the President of NCBE) stating that to the best of his knowledge such conditions have been satisfied.

     (b) ATTORNEY'S OPINION. TBI shall have received an opinion, dated the Closing, of Baker & Daniels, counsel for NCBE, in substantially the form of Exhibit B attached hereto.

     14. INFORMATION. The parties acknowledge the confidential and proprietary nature of the "Information" (as hereafter defined) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep the same confidential. Such Information shall include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communication, by such party's employees or authorized representatives. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its authorized representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and authorized representatives of a party who are directly involved in evaluating the Merger. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party. Upon termination of this Agreement without the Merger becoming effective, each party shall: (a) deliver to the other originals and all copies of all Information made available to such party; (b) not retain any copies, extracts or other reproductions in whole or in part of such Information; and
(c) destroy all memoranda, notes and other writings prepared by any party or its authorized representatives based on the Information.

     15.  PAYMENT OF EXPENSES.

     (a) EXPENSES GENERALLY. Except as otherwise provided in subsection (b) below, each party hereto shall pay its own fees and expenses incident to preparing for, entering into, and carrying out this Agreement and the transactions contemplated hereby.

     (b) REIMBURSEMENT OF NCBE. Upon the occurrence of a Triggering Event (as hereafter defined), TBI shall reimburse NCBE for all of its out-of-pocket expenses and costs, including fees of accountants and attorneys, incurred in connection with the transactions contemplated by this Agreement up to a maximum of $150,000. As used herein, the term "Triggering Event" shall mean both (i) the termination of this Agreement for any reason other than a failure of any of the conditions set forth in Sections 11(b), 11(c), 11(d), 11(e) or pursuant to
Section 16 hereof and (ii) the occurrence of any of the following within one (1) year of the date of termination: (A) TBI enters into any agreement with respect to a Competing Transaction; (B) the Board of Directors of TBI recommends a Competing Transaction to TBI's shareholders; or (C) following the announcement of a Competing Transaction, the Board of Directors of TBI withdraws or modifies its recommendation of the Merger or this Agreement. The term "Competing Transaction" means any of the following: (x) an offer by any person or group of persons (other than NCBE) to acquire ownership of twenty-five percent (25%) or more of the TBI Common or the Bank Stock; or (y) a proposal for a merger, consolidation, share exchange, business combination, or similar transaction involving TBI; or (z) a proposal for a sale, lease, exchange, transfer or other disposition of twenty-five percent (25%) or more of the assets of TBI shall occur. The terms "person" and "group of persons" shall have the meanings conferred thereon by Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the regulations promulgated thereunder.

     16. TERMINATION OF AGREEMENT. Notwithstanding any provision to the contrary herein, and notwithstanding the fact that the shareholders of TBI have approved this Agreement, this Agreement may be terminated at any time on or prior to the Closing:

     (a) MUTUAL CONSENT. By mutual written consent of a majority of the members of each of the Boards of Directors of TBI and NCBE,

     (b) COMPETING TRANSACTION. By the Board of Directors of TBI if TBI or its Board of Directors accepts, approves or recommends a Competing Transaction to its shareholders, provided that TBI has simultaneously delivered to NCBE the amounts payable pursuant to Section 15(b), or

     (c) OTHERWISE. (i) By the Board of Directors of TBI, upon written notice to NCBE, if by September 30, 1998, any of the conditions set forth in Sections 11 or 13 shall not have been satisfied or are no longer capable of being satisfied; or (ii) by the Board of Directors of NCBE, upon written notice to TBI, if by September 30, 1998, any of the conditions set forth in Sections 11 or 13 shall not have been satisfied or are no longer capable of being satisfied.

     (d) EFFECT OF TERMINATION. Upon termination of this Agreement by either NCBE or TBI pursuant to this Section 16, there shall be no liability by reason of this Agreement or the termination thereof on the part of NCBE or TBI or the respective directors, officers, employees, agents or stockholders of either of them except for any liability under Section 15(b) or unless such termination results from a party's intentional or reckless misrepresentation or intentional or reckless breach of any covenant contained herein.

     17. PUBLICITY AND REPORTS. NCBE and TBI shall coordinate all publicity relating to the transactions contemplated by this Agreement and, except as otherwise required by law, neither party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior written consent of the other, which consent shall not be unreasonably withheld.

     18.  SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS.

     (a) Except as provided in subsection (b), each of the representations, warranties and indemnities made by the parties in this Agreement or pursuant hereto shall expire upon termination of this Agreement, if terminated prior to the Closing, or if not so terminated, two (2) years after the Effective Time, except that (i) the representations and warranties contained in Section 7(e), 7(m) and 7(o) shall expire at the time the latest period of limitations expires for the enforcement by any governmental authority of any remedy, penalty or claim arising out of the matters addressed therein. No claim for the recovery of Indemnifiable Damages may be asserted by NCBE against the Shareholders after such representations, warranties and indemnities so expire; provided, however, that claims for Indemnifiable Damages asserted within the applicable period shall not thereafter be barred.

     (b) The covenants of the parties contained in Sections 5, 8(d), 8(f) and 15(b) shall survive the Effective Time or earlier termination of this Agreement.

     (c) Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this agreement is independent of each other representation, warranty, covenant and agreement.

     19. NOTICES. Any notice of communication required or permitted hereunder shall be sufficiently given if in writing and (a) delivered in person; (b) sent by facsimile transmission (with confirmation of receipt by the recipient) or express delivery service; or (c) mailed by certified or registered mail, postage prepaid, as follows:

     If to NCBE, addressed to:

          National City Bancshares, Inc.
          227 Main Street
          P. O. Box 868
          Evansville, Indiana 47705-0868
          Attn: Robert A. Keil
          Fax No. (812) 464-9825

          With a copy addressed to:

          Baker & Daniels
          300 North Meridian Street, Suite 2700
          Indianapolis, Indiana 46204-1782
          Attn: David C. Worrell
          Fax No. (317) 237-1000

     If to TBI, addressed to:

          Trigg Bancorp, Inc.
          P. O. Box 500
          (38 Main Street)
          Cadiz, Kentucky  42211
          Attn:  Ben L. Cundiff
          Fax No. (502) 522-9984

     20.  MISCELLANEOUS.

     (a) ASSIGNMENT. Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by either party, in whole or in part, without the consent of the other party and any attempted assignment in violation of this prohibition shall be null and void.

     (b) LAW GOVERNING. This Agreement will be governed in all respects, including validity, interpretation and effect, by the laws of the State of Indiana.

     (c) COUNTERPARTS. This Agreement may be executed in several counterparts and one or more separate documents, all of which together shall constitute one and the same instrument with the same force and effect as though all of the parties had executed the same documents.

     (d) AMENDMENT AND WAIVER. Any of the terms or conditions of this Agreement may be waived, amended or modified in whole or in part at any time before or after the approval of this Agreement by the shareholders of TBI, to the extent authorized by applicable law, by a writing signed by TBI and NCBE.

     (e) ENTIRE AGREEMENT. All exhibits and the Disclosure Schedule referred to in this Agreement are integral parts hereof, and this Agreement, such exhibits and Disclosure Schedule, constitute the entire agreement among the parties hereto with respect to the matters contained herein and therein, and supersede all prior agreements and understandings between the parties with respect thereto.

     (f) REMEDIES. Subject to the terms hereof, in the event of any willful breach of this Agreement in any material respect by any of the parties hereto, any other party hereto damaged shall have all the rights, remedies and causes of action available at law or in equity.

     (g) HEADINGS. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.


                                         NATIONAL CITY BANCSHARES, INC.



                                         By: /s/  Robert A. Keil
                                            -----------------------------
                                            Robert A. Keil, President
ATTEST:


/s/ Stephen C. Byelick, Jr.
----------------------------------
Stephen C. Byelick, Jr., Secretary


                                          TRIGG BANCORP, INC.


                                          By:  /s/  Ben L. Cundiff
                                             -----------------------------
                                             Ben L. Cundiff, Chairman and CEO
ATTEST:

/s/  Jim J. Carr
----------------------------------
Jim J. Carr, Secretary

                                          SHAREHOLDER:

                                          /s/   Ben L. Cundiff
                                          ----------------------------------
                                          Ben L. Cundiff

                                      EXHIBIT A

                               FORM OF AFFILIATE LETTER

Gentlemen:

     In connection with the merger (the "Merger") of Trigg Bancorp, Inc., a Kentucky corporation ("TBI"), with and into National City Bancshares, Inc., an Indiana corporation ("NCBE"), pursuant to the Agreement and Plan of Merger dated as of ________ __, 1998 (the "Agreement"), I have been advised that I may be deemed to be an "affiliate" within the meaning of Rule 145 promulgated by the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "1933 Act"), for the purposes of any resales of shares of the common stock, without par value ($1.00 stated value per share), of NCBE to be issued to me in the Merger (the "Shares"). I have also been advised that I may be deemed an "affiliate" of TBI for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board. Based on such advice and in order to induce NCBE and TBI to cause the Merger to be consummated, I hereby represent and warrant to, and agree with NCBE and TBI as follows:

          A. I hereby consent to the placing of a legend on the certificate or certificates evidencing the Shares referring to the issuance thereof in a transaction to which Rule 145 under the 1933 Act is applicable and to the giving of stop transfer instructions to the transfer agent for the Shares with respect to such certificate or certificates. The legend will state in substance:

          "The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies and may be sold or otherwise transferred only in compliance with the terms of such Rule."

          B. I understand that NCBE is under no obligation to take any action to facilitate the sale, transfer, or other disposition by me or on my behalf of any of the Shares.

          C. In the event of any sale or transfer of any of the Shares in a transaction not involving a sale within the limits and in accordance with the applicable provisions of Rule 145 or a sale in a registered public offering, I will obtain from each transferee of the Shares in such transaction a letter agreement substantially similar hereto, or a letter containing such other information reasonably required by NCBE to evidence an exception from the applicable registration requirements of federal or state securities laws, which is binding and enforceable by NCBE against the transferee.

     It is understood and agreed that the legend set forth in Paragraph A above shall be removed, and the related stock transfer restrictions shall be lifted forthwith (i) if the sale or other transfer by me or on my behalf of my Shares shall have been registered under the 1933 Act, (ii) if the sale or other transfer by me or on my behalf of my Shares is not so registered, such sale is exempt from the registration requirements of the 1933 Act, or (iii) upon the expiration of the period specified in Rule 145(d)(3) under the 1933 Act, as it may be amended from time to time.

     I further represent to and covenant with NCBE that I have not, within the preceding 30 days, sold, transferred or otherwise disposed of any shares of TBI Common Stock held by me and that I will not sell, transfer or otherwise dispose of any of the Shares received by me in the Merger until after such time as results covering at least 30 days of combined operations of TBI and NCBE have been published by NCBE, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations.

                                        Very truly yours,

                                        ______________________________

                                      APPENDIX B
                  Excerpts of the Kentucky Business Corporation Act
                                 (Dissenters' Rights)
                    RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES


271B.13-010    DEFINITIONS. - As used in this subtitle:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under KRS 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to 271B.13-280.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2), "fair value" shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12-210.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

271B.13-020    RIGHT TO DISSENT - (1)  A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

     (a)  Consummation of a plan of merger to which the corporation is a party:

     1. If shareholder approval is required for the merger by KRS 271B.11-040 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

     2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

     (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the ususal and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
(1) year after the date of sale;

     (d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

     1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

     2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

     3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

     4. Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under KRS 271B.6-040;

     (e) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2); or

     (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

  (2) A shareholder entitled to dissent and obtain payment for his shares under this chapter shall not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

271B.13-030    DISSENT BY NOMINEE AND BENEFICIAL OWNERS - (1)  A record
shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he shall dissent with respect to all shares beneficially owned by any one (2) person and notify the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection shall be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

  (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

     (a) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

     (b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

                     PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

271B.13-200    NOTICE OF DISSENTERS' RIGHTS - (1)  If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders' meeting upon request of that shareholder.

  (2) If corporate action creating dissenters' rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in KRS 271B.13-220.

271B.13-210    NOTICE OF INTENT TO DEMAND PAYMENT - (1)  If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

     (a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

     (b)  Shall not vote his shares in favor of the proposed action.

  (2) A shareholder who does not satisfy the requirements of subsection (1) of this section shall not be entitled to payment for his shares under this chapter.

271B.13-220    DISSENTERS' NOTICE - (1) If proposed corporate action creating dissenters' rights under KRS 271B.13-020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

  (2) The dissenters' notice shall be sent no later than ten (10) days after the date the proposed corporate action was authorized by the shareholders or, if no shareholder authorization was obtained, by the board of directors, and shall:

     (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

     (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

     (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30), nor more than sixty (60) days after the date the notice provided in subsection (1) of this section is delivered; and

     (e)  Be accompanied by a copy of this subtitle.

271B.13-230    DUTY TO DEMAND PAYMENT - (1)  A shareholder who is sent a
dissenters' notice described in KRS 271B.13-220 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

  (2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

  (3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, shall not be entitled to payment for his shares under this subtitle.

271B.13-240    SHARE RESTRICTIONS - (1) The corporation may restrict the
transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

  (2) The person for whom dissenters' rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

271B.13-250    PAYMENT - (1)  Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

  (2)     The payment shall be accompanied by:

     (a) The Corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

     (b) A statement of the corporation's estimate of the fair value of the shares;

     (c)  An explanation of how the interest was calculated; and

     (d) A statement of the dissenters' right to demand payment under KRS 271B.13-280.

271B.13-260    FAILURE TO TAKE ACTION - (1) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

  (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under KRS 271B.13-220 and repeat the payment demand procedure.

271B.13-270    AFTER-ACQUIRED SHARES - (1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

  (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment under KRS 271B.13-280.

271B.13-280    PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER -
(1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation's offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

     (a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

     (b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

     (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days afer the date set for demanding payment.

  (2) A dissenter waives his right to demand payment under this section unless he shall notify the corporation of his demand in writing under subsection
(1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

                             JUDICIAL APPRAISAL OF SHARES

271B.13-300    COURT ACTION - (1)  If a demand for payment under KRS
271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

  (2) The corporation shall commence the proceeding in the circuit court of the county where a corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

  (3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

  (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

  (5) Each dissenter made a party to the proceeding shall be entitled to judgment:

     (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

     (b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

271B.13-310    COURT COSTS AND COUNSEL FEES - (1)  The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

  (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

     (a) Against the corporation and in favor of any or all dissenters, if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 to 271B.13-280; or

     (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

  (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     The Indiana Business Corporation Law provides that a corporation, unless limited by its Articles of Incorporation, is required to indemnify its directors and officers against reasonable expenses incurred in the successful defense of any proceeding to which the director or officer was a party because of serving as a director or officer of the corporation.

     As permitted by the Indiana Business Corporation Law, the Registrant's Articles of Incorporation provide for indemnification of directors, officers and employees of the Registrant against any and all liability and reasonable expense that may be incurred by them, arising out of any claim or action, civil, criminal, administrative or investigative, in which they may become involved by reason of being or having been a director, officer, or employee. To be entitled to indemnification, those persons must have been wholly successful in the claim or action or the Board of Directors must have determined that such persons acted in good faith in what they reasonably believed to be the best interests of the Registrant (or at least not opposed to its best interests) and, in addition, in any criminal action, had reasonable cause to believe their conduct was lawful (or had no reasonable cause to believe that their conduct was unlawful).

     In addition, the Registrant has a directors' and officers' liability and company reimbursement policy that insures against certain liabilities, including liabilities under the Securities Act, subject to applicable retentions.

Item 21.  Exhibits and Financial Statement Schedules.

          (a) Exhibits: The list of exhibits is incorporated by reference to the Index to Exhibits on page E-1.

          (b) Financial Statement Schedules: All financial statements schedules are omitted since the required information is not applicable or is not present in amounts sufficient to require submission of the schedules.

Item 22.  Undertakings.

     1.   The undersigned Registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities hereunder through use of a prospectus which is a part of this Registration Statement, by a person or party who is deemed to be an underwriter within the making of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by other Items of the applicable form.

     4. The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable, in the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     6. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     7. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF EVANSVILLE, STATE OF INDIANA, ON APRIL 30, 1998.


                                           NATIONAL CITY BANCSHARES, INC.

                                           By: /s/ Michael F. Elliott
                                              --------------------------------
                                              Michael F. Elliott, Chairman of
                                              the Board and Chief Executive
                                              Officer

                                  POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Michael F. Elliott and Robert A. Keil and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


         Signature                             Title                       Date
         ---------                             -----                       ----
       /s/ Michael F. Elliott         Chairman of the Board,
------------------------------------  Chief Executive Officer and     April 30, 1998
           Michael F. Elliott         Director (Principal Executive
                                      Officer)

        /s/ Robert A. Keil            President, Chief
------------------------------------  Financial Officer and           April 30, 1998
            Robert A. Keil            Director (Principal
                                      Financial Officer)

     /s/ Stephen C. Byelick, Jr.      Secretary and Treasurer
------------------------------------  (Principal Accounting           April 30, 1998
         Stephen C. Byelick, Jr.      Officer)

------------------------------------
              Janice L. Beesley       Director                        _____ __, 1998

        /s/ Susanne R. Emge
------------------------------------
            Susanne R. Emge           Director                        April 30, 1998

------------------------------------
           Donald G. Harris           Director                        _____ __, 1998

        /s/ Dr. H. Ray Hoops
------------------------------------
            Dr. H. Ray Hoops          Director                        April 30, 1998

        /s/ John D. Lippert
------------------------------------
            John D. Lippert           Director                        April 30, 1998

        /s/ Ronald G. Reherman
------------------------------------
            Ronald G. Reherman        Director                        April 30, 1998

      /s/ Laurence R. Steenberg
------------------------------------
          Laurence R. Steenberg       Director                        April 30, 1998

        /s/ Richard F. Welp
------------------------------------
            Richard F. Welp           Director                        April 30, 1998


                                  INDEX TO EXHIBITS


EXHIBIT
 NO.                                   DESCRIPTION
------ ------------------------------------------------------------------------
2 Agreement and Plan of Merger dated February 11, 1998 between the Registrant and Trigg Bancorp., Inc., (incorporated by reference to Appendix A to the Proxy Statement/Prospectus included in this Registrant Statement).

3(a) Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3A to Form 10-K for the year ending December 31,
       1996).

3(b) By-Laws of the Registrant, as amended (incorporated by reference to Exhibit 3(ii) to Form 10-K for the year ending December 31, 1997).

5 Opinion of Baker & Daniels, counsel for Registrant, regarding legality of securities offered hereby.

8 Opinion of Baker & Daniels, counsel for Registrant, regarding tax matters.

23(a)  Consent of McGladrey & Pullen, LLP.

23(b)  Consent of Geo. S. Olive & Co. LLC.

23(c)  Consent of Eskew & Gresham, PSC.

23(d) Consent of Baker & Daniels - included in its opinions filed as Exhibits 5 and 8.

24     Power of Attorney - included on page II-5.

99     Form of TBI Proxy.



                                       E-1